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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 23, 2013

Registration No. 333-192613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Magnum Hunter Resources Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	86-0879278 (I.R.S. Employer Identification No.)

777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(832) 369-6986
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gary C. Evans
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(832) 369-6986
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Paul M. Johnston 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056 (832) 369-6986	Charles H. Still, Jr. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-3309

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated December 23, 2013

PROSPECTUS

Magnum Hunter Resources Corporation.

17,030,707 Shares of Common Stock

        This prospectus relates to 17,030,707 shares of common stock of Magnum Hunter Resources Corporation issuable from time to time upon the exercise of warrants issued by us on October 15, 2013 as a dividend to holders of our common stock, which we refer as the warrants.

        Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "MHR." On December 20, 2013, the last reported sale price of our common stock on the NYSE was $7.26 per share.

        The warrants were issued by us pursuant to a warrants agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $8.50 per share, subject to adjustment in certain circumstances. The warrants are redeemable by us in whole or in part at any time at a redemption price of $0.001 per warrant. Under an amendment to the warrants agreement that will become effective contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, the warrants will become exercisable on the date of effectiveness of the registration statement. At that time, we also intend to call all of the warrants for redemption in accordance with the terms of the warrants agreement on a date not less than 30 days after we mail the notice of redemption. Under the terms of the amended warrants agreement, we will be permitted or required to extend the redemption date in certain circumstances. Your ability to exercise the warrants therefore will be limited to the period of time between the effectiveness of the registration statement and the redemption date. Any warrants not exercised on or before the redemption date will be redeemed, and the holder thereafter will have no rights to acquire our common stock issuable upon exercise of the warrants. There is no public market for the warrants.

        We will receive proceeds, before expenses, of $8.50 for each warrant exercised, or an aggregate of $144,761,009.50 if all of the warrants are exercised.

        Investing in our common stock involves risks. Please see the section entitled "Risk Factors" starting on page 5 of this prospectus to read about risks you should consider carefully before exercising the warrants and acquiring shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2013.

        You should rely only on the information contained in this prospectus, including information incorporated by reference, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities offered hereby in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

i

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        The statements and information contained or incorporated by reference in this prospectus that are not statements of historical fact, including all of the estimates and assumptions contained or incorporated by reference herein, are "forward-looking statements" as defined in Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.

        Forward-looking statements include, among others, statements, estimates and assumptions relating to our business and growth strategies, our oil and gas reserve estimates, our ability to successfully and economically explore for and develop oil and gas resources, our exploration and development prospects, future inventories, projects and programs, expectations relating to availability and costs of drilling rigs and field services, our ability to successfully develop, expand and market our midstream services, anticipated trends in our business or industry, our future results of operations, our liquidity and ability to finance our exploration and development activities and our midstream activities, market conditions in the oil and gas industry and the impact of environmental and other governmental regulation.

        In addition, with respect to any pending or proposed acquisitions or dispositions described in this prospectus or the documents incorporated by reference, forward-looking statements include, but are not limited to, statements regarding the expected timing of the completion of the transactions; the ability to complete the transactions considering the various closing or market conditions; the benefits of such transactions and their impact on our business; and any statements of assumptions underlying any of the foregoing. Also, if and when any proposed acquisition is consummated, there will be risks and uncertainties related to our ability to successfully integrate the operations and employees of our company and the acquired business. Furthermore, with respect to our recent acquisitions, factors, risks and uncertainties that may cause actual results, performance or achievements to vary materially from those anticipated in forward-looking statements include, but are not limited to, failure to realize the expected benefits of the transactions; negative effects of announcement or consummation of the transactions on the market price of our common stock; significant transaction costs and/or unknown liabilities; general economic and business conditions that affect the companies following the transactions; and other factors.

        Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "could", "should", "expect", "intend", "estimate", "anticipate", "believe", "project", "pursue", "plan" or "continue" or the negative thereof or variations thereon or similar terminology. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties. Factors that may cause our actual results, performance, or achievements to be materially different from those anticipated in forward-looking statements include, among others, the following:

  •
  changes in domestic and global demand for oil and natural gas;

  •
  volatility in the prices we receive for our oil and natural gas;

  •
  the effects of government regulation, permitting and other legal requirements;

  •
  future developments with respect to the quality of our properties, including, among other things, the existence of reserves in economic quantities;

  •
  uncertainties about the estimates of our oil and natural gas reserves;

  •
  our ability to increase our production and oil and natural gas income through exploration and development;

  •
  our use of geoscientific, petrophysical and engineering analyses to evaluate drilling prospects;

  •
  our ability to successfully apply horizontal drilling techniques;

  •
  the effects of increased federal and state regulation, including regulation of the environmental aspects, of hydraulic fracturing;

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  the number of well locations to be drilled, the cost to drill and the time frame within which they will be drilled;

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  drilling and operating risks;

  •
  the availability of equipment, such as drilling rigs and gathering and transportation pipelines;

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  changes in our drilling plans and related budgets;

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  the availability of infrastructure, including pipelines, for the storage, gathering and transmission of oil and natural gas;

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  the availability of plants and other equipment and facilities for the processing of natural gas;

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  regulatory, environmental and land management issues, and demand for gas gathering services, relating to our gas gathering operations;

  •
  the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity and the capital markets; and

  •
  the risks described under the heading "Risk Factors" in this prospectus or the documents incorporated by reference.

        These factors are in addition to the risks described in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the documents incorporated by reference. Most of these factors are difficult to anticipate and beyond our control. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements contained or incorporated by reference herein, which speak only as of the date of the document in which they are contained. Other unknown or unpredictable factors may cause actual results to differ materially from those projected by the forward-looking statements. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We urge readers to review and consider disclosures we make in this prospectus and the documents incorporated by reference.

GLOSSARY OF OIL AND NATURAL GAS TERMS

        The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

        Bbl.    Stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

        Boe.    Barrels of crude oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

        Boe/d.    Boe per day.

        Completion.    The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

        Condensate.    Hydrocarbons which are in the gaseous state under reservoir conditions and which become liquid when temperature or pressure is reduced. A mixture of pentanes and higher hydrocarbons.

        Development well.    A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

        Drilling locations.    Total gross locations specifically quantified by management to be included in the Company's multi-year drilling activities on existing acreage. The Company's actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

        Dry hole.    A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

        Exploratory well.    A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

        Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        Formation.    An identifiable layer of rocks named after its geographical location and dominant rock type.

        Frac or fracing.    Hydraulic fracturing, a common practice that is used to stimulate production of oil and natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand and chemicals under pressure into a formation to fracture the surrounding rock and stimulate production.

        IP-24 hour or IP-24.    A measurement of the amount of production by a newly-opened well during the first 24 hours of production.

        IP-7 day or IP-7.    A measurement of the average daily amount of production by a newly-opened well during the first seven days of production.

        IP-30 day or IP-30.    A measurement of the average daily amount of production by a newly-opened well during the first 30 days of production.

        Lease.    A lease specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land and typically grants to the energy company a fee simple determinable estate in the minerals.

        Leasehold.    Mineral rights leased in a certain area to form a project area.

        MBbl.    Thousand barrels of crude oil or other liquid hydrocarbons.

        MBoe.    Thousand barrels of crude oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

        Mcf.    Thousand cubic feet of natural gas.

        Mcf/d.    Thousand cubic feet of natural gas per day.

        Mcfe.    Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

        Mcfe/d.    Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids, per day.

        MMBoe.    Million barrels of crude oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

        MMBtu.    Million British Thermal Units.

        MMBtu/d.    Million British Thermal Units per day.

        MMcf.    Million cubic feet of natural gas.

        MMcf/d.    Million cubic feet of natural gas per day.

        Net acres, net wells or net reserves.    The sum of the fractional working interests owned in gross acres, gross wells, or gross reserves, as the case may be.

        NYMEX.    New York Mercantile Exchange.

        NGL    Natural gas liquids, or liquid hydrocarbons found in association with natural gas.

        Plugging and abandonment.    Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

        Possible reserves.    Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project. Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves. Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a well bore, and the

v

Company believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir. Where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

        Present value of future net revenues (PV-10).    The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, and abandonment costs, net of salvage value, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. PV-10 uses year-end prices for 2008 and prior years and the arithmetic 12-month average beginning-of-the-month price for 2009 and subsequent years. PV-10 differs from standardized measure because PV-10 does not include the effect of future income taxes.

        Probable reserves.    Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

        Production.    Natural resources, such as oil or gas, taken out of the ground.

        Productive well.    A well that is found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

        Project.    A targeted development area where it is probable that oil or natural gas can be produced from new wells.

        Proved oil and gas reserves.    Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

  (i)
  The area of the reservoir considered as proved includes:

  (A)
  The area identified by drilling and limited by fluid contacts, if any, and

    (B)
    Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

  (ii)
  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering or performance data and reliable technology establish a lower contact with reasonable certainty.

  (iii)
  Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering or performance data and reliable technology establish the higher contact with reasonable certainty.

  (iv)
  Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

  (A)
  Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

  (B)
  The project has been approved for development by all necessary parties and entities, including governmental entities.

  (v)
  Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. For 2009 and subsequent years, the price shall be the average price during the 12-month period prior to the ending date of the period covered by the reserve report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

        Proved developed oil and gas reserves.    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        Proved undeveloped oil and gas reserves.    Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

        Productive well.    A well that is found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or gas well.

        Project.    A targeted development area where it is probable that oil or natural gas can be produced from new wells.

        Prospect.    A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

        Reserves.    Oil, natural gas and gas liquids thought to be accumulated in known reservoirs.

        Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

        Shut-in.    A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, to wait for pipeline or processing facility, or for a number of other reasons.

        Standardized measure.    The present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, costs, net of salvage value, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.

        Successful.    A well is determined to be successful if it is producing oil or natural gas, or awaiting hookup, but not abandoned or plugged.

        Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

        Working interest.    The operating interest that gives the owner thereof the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

        /d.    "Per day" when used with volumetric units or dollars.

PROSPECTUS SUMMARY

        This summary provides a brief overview of information contained elsewhere or incorporated by reference in this prospectus. Because it is abbreviated, this summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus, including the documents incorporated by reference, carefully before making an investment decision.

        Unless otherwise stated or the context otherwise requires, references in this prospectus to "the Company," "our company," "we," "us," "our" and "ours" refer to Magnum Hunter Resources Corporation and its subsidiaries.

Our Company

        We are an independent oil and natural gas company engaged in the exploration for and the exploitation, acquisition, development and production of crude oil, natural gas and NGL resources in the U.S. We are active in three of the most prolific unconventional shale resource plays in North America, specifically, the Marcellus Shale in West Virginia and Ohio; the Utica Shale in southeastern Ohio and western West Virginia; and the Williston Basin/Bakken Shale in North Dakota. Our oil and natural gas reserves and operations are primarily concentrated in West Virginia, Ohio, North Dakota, Kentucky and Texas. We are also engaged in midstream and oil field services operations, primarily in West Virginia and Ohio.

        Our principal business strategy is to (a) exploit our substantial inventory of lower risk, liquids-weighted drilling locations, (b) acquire and develop long-lived proved reserves and undeveloped leases with significant exploitation and development opportunities primarily located in close proximity to our existing core areas of operation and (c) selectively monetize our assets at opportune times and attractive prices. Since the current management team assumed leadership of our company in May 2009 and completely refocused our business strategy, we have substantially increased our assets and production base through a combination of acquisitions, joint ventures and ongoing development drilling efforts on acquired acreage. We believe the increased scale in all our core resource plays allows for ongoing cost recovery and production efficiencies as we exploit and monetize our asset base. We are focused on the further development and exploitation of our asset base, selective bolt-on acquisitions of additional operated properties and mineral leasehold acreage positions in our core operating regions, expansion of our midstream operations and the monetization of selected assets.

        In September 2013, we adopted a plan to divest all of our interests in the operations of (1) Magnum Hunter Production, Inc., or MHP, a wholly-owned subsidiary of our company whose oil and natural gas operations are located primarily in the Southern Appalachian Basin in Kentucky and Tennessee, and (2) the Canadian operations of Williston Hunter Canada, Inc., or WHI Canada, a wholly-owned subsidiary of our company. We are actively marketing these interests and anticipate completing the divestitures by the second quarter of 2014. We have reclassified the associated assets and liabilities to assets and liabilities held for sale as of September 30, 2013 and the operations are reflected as discontinued operations for all periods presented. As a result, we have recorded an impairment expense of $72.5 million relating to the discontinued operations which is recorded in income (loss) from discontinued operations and an expense of $81.0 million to reflect the net assets at their estimated selling prices, less costs to sell, which is recorded in loss on disposal of discontinued operations during the nine months ended September 30, 2013.

        On April 24, 2013, we monetized certain of the our properties in the oil window of the Eagle Ford Shale in Gonzales and Lavaca Counties in south Texas through a sale of all of our ownership interest in our wholly owned subsidiary Eagle Ford Hunter, Inc., or Eagle Ford Hunter, to an affiliate of Penn Virginia Corporation, or Penn Virginia, for a total purchase price of $422.1 million, paid to us in the form of $379.8 million in cash (after customary initial purchase price adjustments) and $42.3 million in Penn Virginia common stock (valued based on the closing market price of the stock of $4.23 per share as of April 24, 2013). On August 24, 2013, we presented Penn Virginia with our estimate of the final settlement of the adjustments to the cash portion of the purchase price, to which Penn Virginia responded on October 21, 2013 with its calculation of the final adjustment amounts. We are currently in the process of reviewing Penn Virginia's calculation of the final adjustment amounts. As of the date of filing of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, we estimated that the final settlement of the adjustment amounts may result in a payable to Penn Virginia ranging from $22 million to $33 million, after taxes, but such estimate is subject to further review by us and discussions with Penn Virginia. We refer to this sale as our sale of the Eagle Ford Properties or our Eagle Ford Properties Sale. As a result of our sale of the Eagle Ford Properties, we are now strategically focused on our Marcellus Shale and Utica Shale plays in Appalachia and our Bakken and Sanish plays in the Williston Basin.

        We are exploring the possible monetization of all or part of our midstream operations in 2014. We have also identified a number of properties, that we believe represent up to $300 million in value (including the planned MHP and WHI Canada divestitures), for divestiture in 2013 and 2014. These assets also include our remaining properties in south Texas and certain properties in North Dakota.

        Our midstream operations are conducted through our majority-owned subsidiary, Eureka Hunter Holdings. Eureka Hunter Holdings conducts its operations primarily through the following two subsidiaries: (i) Eureka Hunter Pipeline, which owns and operates a gas gathering system in West Virginia and Ohio, referred to as our Eureka Hunter Gas Gathering System; and (ii) TransTex Hunter, which is engaged primarily in the business of treating natural gas at the wellhead for third-party producers in Texas and other states. We have obtained financing for our midstream operations through an equity purchase commitment from an unaffiliated third party, which also gives us the right to make capital contributions in conjunction with or alongside the capital contributions from the third party, and two separate credit facilities on a non-recourse basis to us. We also conduct oil field services operations through our wholly-owned subsidiary, Alpha Hunter Drilling, LLC, or Alpha Hunter Drilling, which owns and operates six drilling rigs that are used primarily for vertical section (top-hole) air drilling in the Appalachian Basin. Alpha Hunter Drilling recently took delivery of a new robotic walking drilling rig that can also drill the horizontal sections of wells in the shale plays where we are active. This drilling rig was designed especially for pad drilling with its unique footprint and capability to walk and rotate without being dismantled.

Corporate Information

        Our principal executive offices are located at 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056, and our telephone number at these offices is (832) 369-6986. Our website is www.magnumhunterresources.com. Information on, or assessable through, our website is not part of, and will not be deemed to be incorporated into, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

The Offering

Securities Offered:	Up to an aggregate of 17,030,707 shares of our common stock issuable on the exercise of outstanding warrants.
The Warrants:
On October 15, 2013 we issued 17,030,707 warrants as a dividend to holders of our common stock. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $8.50 per share, subject to adjustment in certain circumstances.
The warrants were issued pursuant to a warrants agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent.
Exercisability of the Warrants:
Under an amendment to the warrants agreement that we and the warrant agent will enter into contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, the warrants will become exercisable on the date of effectiveness of the registration statement.

The amended warrants agreement will provide that we may suspend the exercisability of the warrants if, in our judgment, it is necessary to amend the registration statement of which this prospectus is a part or supplement the related prospectus in order to maintain the effectiveness of the registration statement or keep the prospectus current or to comply with applicable law.
Redemption of the Warrants:
The warrants are redeemable by us in whole or in part at any time at a redemption price of $0.001 per warrant. Contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, we intend to call all of the warrants for redemption in accordance with the terms of the warrant agreement on a date not less than 30 days after we mail the notice of redemption. Your ability to exercise the warrants therefore will be limited to the period of time between the effectiveness of the registration statement and the redemption date. Any warrants not exercised on or before the redemption date will be redeemed, and the holder thereafter will have no rights to acquire our common stock issuable upon exercise of the warrants.

The amended warrants agreement will provide that, after we call the warrants for redemption, the redemption date will be extended by the number of days during which the exercisability of the warrants is suspended as provided above. Additionally, the amended warrants agreement will provide that we may, at our option extend the redemption date if, and for such period, in our reasonable judgment the discrepancy between the market price of the common stock and the exercise price of the warrants makes it unlikely that the warrants will be exercised.

Use of Proceeds:	If all of the warrants are exercised, we expect to receive net proceeds from the exercise of the warrants, after expenses, of approximately $145 million. We will use the net proceeds for general corporate purposes, as set forth under "Use of Proceeds."
NYSE Symbol for Common Stock:	"MHR"
Risk factors:	Investing in our common stock involves a high degree of risk. See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common stock.

RISK FACTORS

        An investment in our common stock involves significant risks. You should carefully consider the risk factors described under the heading "Risk Factors" in the documents incorporated by reference in this prospectus before making an investment decision. In addition, you should consider the following in connection with deciding whether to exercise warrants.

Risk Related to Failure to Exercise Warrants

        Contemporaneously with the effectiveness of the registration statement of which this prospectus forms a part, we intend to call all of the warrants for redemption in accordance with the terms of the warrant agreement on a date not less than 30 days after we mail the notice of redemption at a redemption price of $0.001 per warrant. Your ability to exercise the warrants therefore will be limited to the period of time between the effectiveness of the registration statement and the redemption date. Any warrants not exercised on or before the redemption date will be redeemed. Accordingly, if you do not exercise your warrants on or before the redemption date, you will have no rights to acquire our common stock issuable upon exercise of the warrants or otherwise to receive any value for your warrants other than the redemption price of $0.001 per warrant.

 USE OF PROCEEDS

        If all of the warrants are exercised, we expect to receive net proceeds from the exercise of the warrants, after expenses, of approximately $145 million.

        We intend to use the net proceeds from the exercise of warrants for general corporate purposes, including but not limited to capital expenditures and the repayment of credit facility borrowings or other indebtedness.

 PRICE RANGE OF COMMON STOCK

        Our common stock is listed on the NYSE under the symbol "MHR." The following table sets forth the high and low reported sales prices on the NYSE for each of the periods indicated.

	High	Low
2013
First quarter	$4.54	$3.63
Second quarter	4.06	2.48
Third quarter	6.33	3.76
Fourth quarter (through December 20, 2013)	7.84	6.10
2012:
First quarter	$7.71	$5.31
Second quarter	6.76	3.55
Third quarter	5.24	3.42
Fourth quarter	4.69	3.29
2011:
First quarter	$8.62	$6.44
Second quarter	8.66	5.76
Third quarter	7.90	3.28
Fourth quarter	5.59	2.33

        On December 20, 2013, the last reported sale price of our common stock, as reported on the NYSE, was $7.26 per share.

        As of December 2, 2013, based on information from our transfer agent, American Stock Transfer & Trust Company, LLC, we had 303 holders of record of the outstanding shares of our common stock, which record holders included Cede & Co., as nominee of The Depository Trust and Clearing Corporation, or DTC. Cede & Co., as nominee of the DTC, holds securities, including our common stock, on behalf of numerous direct and indirect beneficial owners.

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock since our inception and do not contemplate paying cash dividends on our common stock in the foreseeable future. We anticipate that earnings, if any, will be retained for the future operation of our business. Additionally, we are restricted from declaring or paying any cash dividends on our common stock under our senior revolving credit facility and the indenture governing our senior notes, which restrictions are described under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the period ended September 30, 2013 and in the notes to our consolidated financial statements included or incorporated by reference in this prospectus.

 SELECTED FINANCIAL DATA

        The following table sets forth our selected historical financial information. The selected balance sheet data as of December 31, 2012 and 2011, and historical statement of operations and cash flow data for the years ended December 31, 2012, 2011, and 2010 have been derived from our audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2010, 2009, and 2008 and the statement of operations and cash flows data for the years ended December 31, 2009 and 2008 have been derived from audited financial statements not included in this prospectus. The selected balance sheet, statement of operations and cash flow data as of and for the nine months ended September 30, 2013 and 2012 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus.

        The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included and incorporated by reference in this prospectus. The following selected consolidated financial data reflects our operations for Cinco Terry, Hunter Disposal, Eagle Ford Hunter, MHP and WHI Canada as discontinued operations for all periods presented, as discussed elsewhere in this prospectus.

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
	(unaudited)
	(in thousands, except per-share data)
Statement of Operations Data
Revenues	$195,174	$140,356	$66,455	$28,609	$6,844	$11,590
Loss from continuing operations	(234,740)	(119,656)	(56,814)	(19,613)	(15,569)	(9,468)
Income (loss) from discontinued operations	(71,455)	(19,474)	(19,598)	1,613	445	2,582
Gain (loss) on sale of discontinued operations	87,998	2,409	—	4,329	—	—
Net loss	(177,253)	(136,721)	(76,412)	(13,671)	(15,124)	(6,886)
Dividends on preferred stock	(42,034)	(34,706)	(14,007)	(2,467)	(26)	(734)
Net loss attributable to common shareholders	(217,673)	(167,414)	(90,668)	(16,267)	(15,150)	(7,620)
Basic and Diluted Earnings (Loss) Per Share
Continuing operations	(1.38)	(0.96)	(0.63)	(0.34)	(0.40)	(0.28)
Discontinued operations	0.10	(0.11)	(0.17)	0.09	0.01	0.07

Net loss per share	$(1.28)	$(1.07)	$(0.80)	$(0.25)	$(0.39)	$(0.21)

Statement of Cash Flows Data
Net cash provided by (used in)
Operating activities	$79,197	$58,011	$33,838	$(1,168)	$3,372	$3,437
Investing activities	44,823	(1,009,207)	(361,715)	(118,281)	(16,624)	(10,379)
Financing activities	(126,267)	996,442	342,193	117,721	9,413	(2,338)
Balance Sheet Data
Total assets	$1,885,816	$2,198,632	$1,168,760	$248,967	$66,584	$61,665
Long-term debt	749,131	886,769	285,824	25,699	13,000	21,500
Other long-term obligations	145,808	155,677	124,609	4,834	2,673	1,590
Redeemable preferred stock	228,871	200,878	100,000	70,236	5,374	—
Shareholders' equity	509,094	711,652	490,652	103,322	39,318	35,078

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        As discussed in Note 3 to our consolidated financial statements included elsewhere in this prospectus, certain balances in our consolidated financial statements and related notes for the years ended December 31, 2012, 2011 and 2010 as they appeared in our Annual Report on Form 10-K for the year ended December 31, 2012 have been reclassified as discontinued operations. The following is a discussion of our results of operations for the years ended December 31, 2012, 2011 and 2010 giving effect to these reclassifications. This "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes only the discussion of our results of operations for these periods and therefore should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the documents incorporated by reference, as well as with our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion of our results of operations for the nine months ended September 30, 2013 and 2012 is incorporated by reference from our Quarterly Report on Form 10-Q for the period ended September 30, 2013.

Results of Operations—Years ended December 31, 2012, 2011 and 2010

        The following table sets forth summary information regarding oil, natural gas and NGL revenues, production, average product prices and average production costs and expenses for the last three fiscal years. See the "Glossary of Oil and Natural Gas Terms" section of this prospectus for explanations of the terms used below.

	Years Ended December 31,
	2012	2011	2010
	(in thousands except per unit)
Oil and gas revenue and production
Revenues
Oil	$77,172	$37,520	$22,151
Gas	36,657	21,206	4,823
NGL	830	—	—

Total oil and gas sales	$114,659	$58,726	$26,974
Production
Oil (MBbl)	939	430	307
Gas (MMcf)	11,212	4,574	952
NGL(MBoe)	25	—	—
MBoe	2,833	1,192	466
Boe/d	7,740	3,266	1,277
Average prices
Oil (per Bbl)	$82.19	$87.26	$72.15
Gas (per Mcf)	$3.27	$4.64	$5.07
NGL (per Boe)	$33.20	$—	$—
Total average price (per Boe)	$40.47	$49.27	$57.88
Costs and expenses (per Boe)
Lease operating	$9.47	$12.58	$22.91
Severance tax and marketing	$2.77	$4.48	$5.04
Exploration and abandonment	$27.61	$2.19	$2.02
Impairment of properties	$1.33	$—	$0.66
Depletion, depreciation, amortization and accretion	$21.08	$19.50	$17.57
General and administrative(1)	$18.87	$45.60	$53.16
Oil Field Services and Midstream segments
(net of inter-segment eliminations)
Oil Field Services revenue	$12,333	$7,149	$1,222
Oil Field Services expense	$10,037	$6,759	$1,272
Gas transportation, gathering and processing revenue	$13,040	$494	$163
Gas transportation, gathering and processing expense	$8,028	$373	$214

(1)
General and administrative expense includes: (i) acquisition related expenses of $4.7 million ($1.66 Boe) in 2012, $8.9 million ($7.47 Boe) in 2011, and $2.2 million ($4.77 Boe) in 2010; and (ii) non-cash stock compensation of $15.7 million ($5.54 Boe) in 2012, $25.1 million ($21.02 Boe) in 2011, and $6.4 million ($13.69 Boe) in 2010.

Years ended December 31, 2012 and 2011

        Oil and natural gas production.    Production increased by 137.7%, or 1,641 MBoe, to 2,833 MBoe for the year ended December 31, 2012 compared to 1,192 MBoe for the year ended December 31, 2011. Our average daily production was 7,740 Boe/d during 2012, representing an overall increase of 137.0%, or 4,474 Boe/d compared to 3,266 Boe/d for 2011. The increase in production in 2012 compared to 2011 is primarily attributable to acquisitions as well as organic growth through our expanded drilling program. Production for 2012, on a Boe basis, was 34.0% oil and NGL and 66.0% natural gas compared to 36.1% oil and NGL and 63.9% natural gas for 2011.

        Oil and natural gas sales.    Oil and natural gas sales from continuing operations increased 95.2% or $55.9 million, for the year ended December 31, 2012 to $114.7 million from $58.7 million for the year ended December 31, 2011. The increase in oil and gas sales principally resulted from increases in our oil and natural gas production as a result of acquisitions and expanded drilling completed throughout the year in our unconventional resource plays. The average price we received for our production decreased from $49.27 Boe to $40.47 Boe, or 17.9% primarily due to lower natural gas prices. The $55.9 million increase in revenues comprised an increase of approximately $80.9 million attributable to increased production volumes of 1,641 MBoe, partially offset by a decrease of $24.9 million due to a decrease in price of $8.80 Boe produced. The prices we receive for our products are generally tied to commodity index prices. We periodically enter into commodity derivative contracts in an attempt to offset some of the variability in prices (see the discussion of commodity derivative activities below).

        Midstream operations.    Revenue from the midstream operations segment (which, in 2012, consisted of both the Eureka Pipeline and TransTex Hunter operations) increased by $12.5 million, or 2,539.7%, for the year ended December 31, 2012 to $13.0 million from $494,000 for the year ended December 31, 2011. The increase in revenues resulted from the acquisition of the TransTex Gas Services assets in April 2012, as well as increased volume of natural gas product gathered by our pipeline gathering system, as Eureka Pipeline gathered approximately 10.0 million MMBtu in 2012 compared with approximately 7.2 million MMBtu in 2011. TransTex Hunter added $6.8 million of revenue related primarily to treating natural gas at the wellhead for third-party producers in Texas and other states.

        Oil field services.    Drilling services revenue increased by 72.5% or$5.2 million, for the year ended December 31, 2012 to $12.3 million from $7.1 million for the year ended December 31, 2011. Revenues from continuous operations in oilfield services comprised drilling services.

        Other income.    Other revenues, consisting primarily of regulated retail gas billing revenues from the Appalachian region of the U.S. Upstream segment, increased by $238,000 for the year ended December 31, 2012.

        Lease operating expense.    Our lease operating expenses, or LOE, increased $11.8 million, or 79.0%, for the year ended December 31, 2012 to $26.8 million ($9.47 Boe) from $15.0 million ($12.58 Boe) for the year ended December 31, 2011. The increase in total LOE is attributable to increased volume produced, which caused an increase in cost of $20.6 million, reduced by lower cost per Boe produced, which offset the effect of the increase in volume by $8.8 million. The decrease in overall LOE per Boe is due to the impact of the lower per Boe cost of the new production brought online during 2012 through our ongoing drilling program in our unconventional resource plays.

        Severance taxes and marketing.    Our severance taxes and marketing increased by $2.5 million, or 47.1%, for the year ended December 31, 2012 to $7.9 million from $5.3 million for the year ended December 31, 2011. The increase in production taxes and marketing was due to the increase in oil and gas sales as explained above.

        Exploration and abandonments.    We record exploration costs, geological and geophysical, and unproved property impairments and leasehold expiration as exploration and abandonment expense. We recorded $78.2 million of exploration and abandonment expense for the year ended December 31, 2012, compared to $2.6 million for the year ended December 31, 2011. During 2012, the Company's exploration and abandonment expense was primarily attributable to $34.1 million of leasehold abandonment expense, which included $24.2 million and $9.8 million associated with the Company's unproved properties in the Williston and Appalachian Basins, respectively, and $2.6 million of geological and geophysical costs. The Williston Basin impairment is primarily due to the results to date in the large acreage position we initially acquired, which led us to focus on other areas, thereby letting certain acreage expire in that region. Leasehold abandonment expense also includes impairment charges of $41.6 million related to unproved properties of $35.0 million, $5.2 million, and $1.4 million in the Company's Williston and Appalachian Basins and South Texas, respectively, primarily due to declines in gas prices and downward adjustments to the economically recoverable resource potential. The significant components of the Company's 2011 exploration and abandonment expense included unproved acreage abandonments of $0.8 million and $0.3 million in the Appalachian Basin and South Texas areas, respectively, and $1.5 million of geological and geophysical costs.

        Impairment of proved oil and gas properties.    We review for impairment our long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting. In 2012, we recognized proved property impairment charges of $3.8 million primarily in the Williston Basin.

        Depletion, depreciation, amortization and accretion.    Our depletion, depreciation, amortization and accretion expense, or DDA&A, increased $36.5 million, or 156.9% to $59.7 million for the year ended December 31, 2012 from $23.2 million for the year ended December 31, 2011 due to increases in property, plant and equipment as a result of our capital expenditures program and acquisitions, and increased production in 2012. Our DDA&A per Boe increased by $1.58 or 8.1%, to $21.08 Boe for the year ended December 31, 2012, compared to $19.50 Boe for the year ended December 31, 2011. The increase in DDA&A per Boe was primarily attributable to production from newer wells coming online during the year in the Marcellus Shale and Williston Basin at a higher cost to drill and complete than wells completed in prior years.

        General and administrative.    Our general and administrative expenses, or G&A, decreased $906,000, or 1.7% to $53.5 million ($18.87 Boe) for the year ended December 31, 2012 from $54.4 million ($45.60 Boe) for the year ended December 31, 2011. G&A expenses increased overall during 2012 due to expansion activities of the Company. Non-cash stock compensation totaled approximately $15.7 million ($5.54 Boe) for the year ended December 31, 2012 and $25.1 million ($21.02 Boe) for the year ended December 31, 2011. The decrease in non-cash stock compensation was caused by the issuance of fewer stock options in total, and the stock options that were issued had longer vesting terms than the options issued during the prior year. Also included in G&A for 2012 are acquisition-related costs of $4.7 million ($1.66 Boe) for the 2012 period, which were for legal, consulting and other charges principally related to the acquisition of assets from Baytex Energy USA, Ltd., or the Baytex acquisition and the acquisition of all of the capital stock of Viking International Resources Co., Inc. In 2011, we had $8.9 million ($7.47 Boe) of acquisition-related costs, which were for legal, consulting and other charges principally related to the acquisition of NuLoch Reserves, Inc. or NuLoch.

        Interest expense, net.    Our interest expense, net of interest income, increased by 339.2%, from $11.8 million to $51.6 million for the year ended December 31, 2012 compared to the year ended December 31, 2011. Our higher average debt level during 2012 accounted for $31.7 million of the increase, the remaining $8.1 million is the result of the amortization of financing costs related to our Senior notes, senior revolving credit facility, Eureka Pipeline's outstanding term loan and our now paid-off term loan. Interest on projects lasting six months or greater is capitalized. In 2012, $4.4 million of interest was capitalized. We did not capitalize interest in 2011 or 2010.

        Commodity derivative activities.    Realized gains and losses from our commodity derivative activity increased our earnings by $11.3 million and decreased our earnings by $2.1 million for the years ended December 31, 2012 and 2011, respectively. Realized gains and losses are derived from the relative movement of oil and gas prices on the products we sell in relation to the range of prices in our derivative contracts for the respective years. The unrealized gain on commodity derivatives was $10.9 million for 2012 and a loss of $4.2 million for 2011. As commodity prices increase, the fair value of the open portion of those positions decreases, and vice versa. As commodity prices decrease, the fair value of the open portion of those positions increases. We continue not to designate our derivative instruments as cash-flow hedges for 2012 and 2011.

        At December 31, 2012, the Company had preferred stock embedded derivative liabilities resulting from certain conversion features, redemption options, and other features of our Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC. See "Note 4—Fair Value of Financial Instruments" and "Note 13—Redeemable Preferred Stock", for more information. This contract resulted in an unrealized gain of $8.7 million in 2012. Also at December 31, 2012, the Company had an embedded derivative asset related to a convertible security, primarily due to the conversion feature of the promissory note received as partial consideration for the sale of Hunter Disposal, LLC. See "Note 4—Fair value of Financial Instruments", "Note 7—Discontinued Operations" and "Note 17—Related Party Transactions". An unrealized loss of $141,000 is recorded for this contract in 2012. Both contracts originated in 2012 and have resulted in no cash outlays as of December 31, 2012.

        We record our open derivative instruments at fair value on our consolidated balance sheets as either current or long term assets or liabilities, depending on the timing of expected cash flows. We record all realized and unrealized gains and losses on our consolidated statements of operations under the caption entitled "Gain (loss) on derivative contracts, net". Our realized gain during 2012 was $11.3 million compared with a realized loss of $2.1 million in 2011. Our unrealized gain in 2012 was $10.9 million compared with an unrealized loss in 2011 of $4.2 million.

        Net income (loss) attributable to non-controlling interest.    Net loss attributable to non-controlling interest was $4.0 million in 2012 versus net income of $249,000 in 2011. This represents 12.5% of the net income or loss incurred by our subsidiary, PRC Williston, LLC, and 40% of the net loss incurred by our subsidiary, Eureka Hunter Holdings, LLC. We record a non-controlling interest in the results of operations of PRC Williston, LLC because we are contractually obligated to make distributions to the holders of a non-controlling interest in this subsidiary whenever we make distributions to ourselves from this subsidiary.

        Deferred tax benefit.    The Company recorded a deferred tax benefit at the applicable statutory rates of $19.3 million and $2.9 million during the years ended December 31, 2012 and 2011, respectively, as a result of the operating losses incurred on its continuing operations. The Company recorded less than its expected deferred tax benefit at statutory rates for both periods because of increases in its deferred tax asset valuation allowance.

        Loss from continuing operations.    We incurred net losses from continuing operations of $119.7 million and $56.8 million in 2012 and 2011, respectively. Our 2012 revenues increased $73.9 million to $140.4 million compared to $66.5 million in 2011. However, this increase was more than offset by increases in operating expenses. Our 2012 operating loss increased $66.4 million, to $108.2 million, compared to $41.6 million in 2011. The increase in the loss is principally due to an increase in exploration and abandonment expense of $75.6 million, related to the expiration of leases we chose not to develop, increased depreciation, depletion, amortization and accretion costs of $36.5 million related to additional capital expenditures of $643 million over 2011, and an increase in interest expense of $39.9 million related to increased borrowing, partially offset by a gain on derivative contracts of $22.2 million. In 2012, non-cash stock compensation expense decreased to $15.7 million from $25.1 million in 2011, and acquisition related expenses decreased to $4.7 million from $8.9 million in 2011.

        Discontinued operations.    On February 17, 2012, we closed the sale of Hunter Disposal, LLC, previously a wholly owned subsidiary. We have reclassified $230,000 and $3.0 million of net operating income of the divested subsidiary to discontinued operations for the year ended December 31, 2012 and 2011, respectively. We have also reclassified the gain on sale of $2.4 million to discontinued operations for the year ended December 31, 2012. On April 24, 2013, we closed on the sale of all of our ownership interest in a wholly-owned subsidiary, Eagle Ford Hunter, to an affiliate of Penn Virginia. In September 2013, the Company adopted a plan to divest all of its interests in MHP and WHI Canada. The Company has reflected these operations as discontinued operations, net of taxes, for all periods presented. We have reclassified $26.8 million and $21.8 million of operating losses of these divesting subsidiaries to discontinued operations for the year ended December 31, 2012 and 2011, respectively. Tax benefit recognized as a result of discontinued operations was $2.3 million and a benefit of $2.3 million for years ended December 31, 2012 and 2011, respectively.

        Dividends on preferred stock.    Dividends on our Series C, Series D, and Series E Preferred Stock were $34.7 million in 2012 versus $14.0 million in 2011. The Series E Preferred Stock had a stated value of $94.4 million and none outstanding as of December 31, 2012 and 2011, respectively, and carries a cumulative dividend rate of 8.0% per annum. The Series D Preferred Stock had a stated value of $210.4 million and $71.9 million at December 31, 2012 and 2011, respectively, and carries a cumulative dividend rate of 8.0% per annum. The Series C Preferred Stock had a stated value of $100.0 million at December 31, 2012 and 2011, and carries a cumulative dividend rate of 10.25% per annum. The Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC had a liquidation preference of $167.4 million and zero as of December 31, 2012 and 2011, respectively, and carry a cumulative dividend rate of 8.0% per annum.

        Net loss attributable to common shareholders.    Net loss attributable to common shareholders was $167.4 million in 2012 versus $90.7 million in 2011. Our net loss per common share, basic and diluted, was $1.07 per share in 2012 compared to $0.80 per share in 2011. Our weighted average shares outstanding increased by 42.6 million shares, or 38%, to approximately 155.7 million shares, principally as a result of the shares issued for cash which allowed us to procure financing for the Baytex acquisition. Our net loss per share from continuing operations was $0.97 per share for the year ended December 31, 2012, compared to a loss from continuing operations of $0.63 per share for the year ended December 31, 2011.

Years ended December 31, 2011 and 2010

        Oil and natural gas production.    Production from continued operations increased by 155.8%, or 726 MBoe, to 1,192 MBoe for the year ended December 31, 2011 from 466 MBoe for the year ended December 31, 2010. Production for 2011, on a Boe basis, was 36.1% oil and NGL and 63.9% natural gas compared to 65.9% oil and NGL and 34.1% natural gas for 2010. The change in the percent of oil and gas produced was due to the acquisition of NuLoch in the first half of 2011 and success in our Marcellus Shale development program. Our average daily production was 3,266 Boe/d during 2011 compared to 1,277 Boe/d for 2010 representing an overall increase of 155.8%, or 1,989 Boe/d. The increase in production in 2011 compared to 2010 is primarily attributable to the acquisition of NuLoch in the first half of 2011 as well as organic growth as a result of the Company's successful ongoing drilling program.

        Oil and gas sales.    Oil and gas sales increased 117.7%, or $31.8 million, for the year ended December 31, 2011 to $58.7 million from $27.0 million for the year ended December 31, 2010. The increase in oil and gas sales principally resulted from increases in our oil and natural gas production as a result of acquisitions and new drilling completed throughout the year in the unconventional resource plays. The average price we received for our production decreased from $57.88 Boe to $49.27 Boe, or 14.9%. Of the $31.8 million increase in revenues, a decrease of approximately $10.3 million net was attributable to an increase in oil prices net with a decrease in gas prices, and $42.0 million was attributable to the increase in production volumes of 726 MBoe in 2011. The prices we receive for our products are generally tied to commodity index prices. We periodically enter into commodity derivative contracts in an attempt to offset some of the variability in prices (see the discussion of commodity derivative activities below).

        Oilfield services revenue.    Oilfield services revenue increased by 485.0%, or $5.9 million, for the year ended December 31, 2011 to $7.1 million from $1.2 million for the year ended December 31, 2010. Oilfield services revenues are comprised of drilling services from continuing operations.

        Midstream operations.    Revenue from the midstream operations segment (which, in 2011 and 2010, consisted solely of the Eureka Pipeline operations) increased by $331,000, or 203.1%, for the year ended December 31, 2011 to $494,000 from $163,000 for the year ended December 31, 2010. The increase in revenues resulted from the increased volume of natural gas products gathered by the pipeline system, as Eureka Pipeline gathered approximately 7.2 million MMBtu in 2011 compared to approximately 20,021 MMBtu in 2010.

        Other income.    Other revenues decreased by $164,000 for the year ended December 31, 2011.

        Lease operating expense.    Our lease operating expenses, or LOE, increased $4.3 million, or 40.5%, for the year ended December 31, 2011 to $15.0 million ($12.58 Boe) from $10.7 million ($22.91 Boe) for the year ended December 31, 2010. The increase in total LOE is attributable to increased volume produced, which accounted for an increase in cost of $16.6 million, reduced by lower cost per Boe produced, which offset the volume effect by $12.3 million. The decrease in overall LOE per Boe cost is due to the impact of the lower per Boe cost of the new production brought online during 2011 through our ongoing drilling program in our unconventional resource plays.

        Severance taxes and marketing.    Our severance taxes and marketing increased by $3.0 million, or 127.6%, for the year ended December 31, 2011 to $5.3 million from $2.3 million for the year ended December 31, 2010. The increase in production taxes and marketing was due to the increased oil and gas sales as explained above.

        Exploration and abandonment expense.    We record exploration costs, geological and geophysical, and unproved property impairments and leasehold expiration as exploration and abandonment expense. In 2011, we incurred impairment charges associated with our undeveloped acreage of $306,000 and $802,000 in our South Texas and Appalachian Basin regions, respectively, due to expiring acreage that we chose not to develop. The 2010 impairment was primarily due to a write-down of our investment in the Giddings Field. We also recorded $1.5 million of geological and geophysical exploration expense for the year ended December 31, 2011, compared to $942,000 for the year ended December 31, 2010. We experienced higher geological and geophysical costs in 2011 as a result of the acquisition of NuLoch.

        Impairment of proved oil and gas properties.    We review for impairment our long-lived assets to be held and used, including proved oil and gas properties accounted for under the successful efforts method of accounting. As a result of this review of the recoverability of the carrying value of our assets, we recorded an impairment of oil and gas properties of $0 and $306,000 for 2011 and 2010, respectively.

        Depletion, depreciation, amortization and accretion.    Our depletion, depreciation, amortization and accretion expense, or DDA&A, increased $15.1 million, or 183.9% to $23.2 million for the year ended December 31, 2011 from $8.2 million for the year ended December 31, 2010 due to increased production in 2011. Our DDA&A per Boe increased by $1.93, or 11.0%, to $19.50 per Boe for the year ended December 31, 2011, compared to $17.57 Boe for the year ended December 31, 2010. The increase in DDA&A per Boe was primarily attributable to the higher cost to drill, complete, and equip our Marcellus Shale and Bakken Shale wells, which are horizontally drilled wells and require more expensive completion techniques than traditional, vertically-drilled wells.

        General and administrative.    Our general and administrative expenses, or G&A, increased $29.6 million, or 119.4%, to $54.4 million ($45.60 Boe) for the year ended December 31, 2011 from $24.8 million ($53.16 Boe) for the year ended December 31, 2010. G&A expenses increased overall during 2011 due to expansion activities of the Company. Non-cash stock compensation totaled approximately $25.1 million ($21.02 Boe) for the year ended December 31, 2011 and $6.4 million ($13.69 Boe) for the year ended December 31, 2010. Also included in G&A for 2011 are acquisition-related costs of $8.9 million ($7.47 Boe) for the 2011 period, which were for legal, consulting, and other charges principally related to the acquisition of NuLoch. In 2010, we had $2.2 million ($4.77 Boe) of acquisition-related expenses related to the acquisition of Triad Energy. These costs were expensed due to accounting standards which require that acquisition costs must be expensed rather than capitalized as part of the cost of the asset being acquired for years beginning in 2010.

        Interest expense, net.    Our interest expense, net of interest income, increased $8.2 million, or 227.9%, to $11.8 million for the year ended December 31, 2011 from $3.6 million for the year ended December 31, 2010. Approximately $2.7 million of this increase is the result of a non-cash write off of the unamortized balance of deferred financing fees from the credit facility that was replaced by our senior revolving credit facility in April 2011. Approximately $1.0 million of the increase is the result of amortization of financing costs related to our senior revolving credit facility, Eureka Pipeline's outstanding term loan and our now paid-off term loan. The remaining $4.2 million increase is the result of our higher average debt level during 2011 and the increased amount of interest, all attributable to our now paid-off term loan that we obtained in September 2011.

        Commodity derivative activities.    Realized gains and losses from our commodity derivative activity decreased our earnings by $2.1 million and increased our earnings by $3.9 million for the years ended December 31, 2011 and 2010, respectively. Realized gains and losses are derived from the relative movement of oil and gas prices on the products we sell in relation to the range of prices in our derivative contracts for the respective years. The unrealized loss on commodity derivatives was $4.2 million for 2011 and $3.1 million for 2010. As commodity prices increase, the fair value of the open portion of those positions decreases, and vice versa. As commodity prices decrease, the fair value of the open portion of those positions increases. Historically, we have not designated our derivative instruments as cash-flow hedges. We record our open derivative instruments at fair value on our consolidated balance sheets as either unrealized gains or losses on commodity derivatives. We record all realized and unrealized gains and losses on our consolidated statements of operations under the caption entitled "Gain (loss) on derivative contracts". Our gain or loss from realized and unrealized derivative contracts was a loss of $6.3 million and a gain of $814,000 for the years ended December 31, 2011 and 2010, respectively.

        Net income attributable to non-controlling interest.    Net income attributable to non-controlling interest was $249,000 in 2011 versus net income of $129,000 in 2010. This represents 12.5% of the net income or loss incurred by our subsidiary, PRC Williston, LLC. We record a non-controlling interest in the results of operations of this subsidiary because we are contractually obligated to make distributions to the holders of a non-controlling interest in this subsidiary whenever we make distributions to ourselves from the subsidiary.

        Deferred tax benefit.    The Company recorded a deferred tax expense at the applicable statutory rates of $2.9 million and $3.2 million during the years ended December 31, 2011 and 2010, respectively, as a result of the operating losses incurred on its continuing operations. The Company recorded less than its expected deferred tax benefit at statutory rates for both periods because of increases in its deferred tax asset valuation allowance.

        Loss from continuing operations.    We had a loss from continuing operations of $56.8 million in 2011 versus a loss of $19.6 million in 2010, an increase of $37.2 million in loss, or 189.7%. This was due to an increase in operating loss of $21.5 million, principally due to an increase in G&A expense and DDA&A expense.

        Discontinued operations.    We reclassified $3.0 million of income from Hunter Disposal, LLC to discontinued operations during the year ended December 31, 2011. On October 29, 2010, we closed on a divestiture of our Cinco Terry property effective October 1, 2010. As a result of this divestiture, we recognized income from discontinued operations of $8.5 million in 2010, consisting of a gain on sale of $6.7 million and reclassification of $1.9 million of operating income less interest expense associated with the property to discontinued operations. We also reclassified $553,000 of income for the year ended December 31, 2010, from Hunter Disposal, LLC to discontinued operations as it was sold in February of 2012.

        On April 24, 2013, we closed on the sale of all of our ownership interest in a wholly-owned subsidiary, Eagle Ford Hunter, to an affiliate of Penn Virginia. In September 2013, the Company adopted a plan to divest all of its interests in MHP and WHI Canada. The Company has reflected these operations as discontinued operations, net of taxes, for all periods presented. We have reclassified $21.8 million of net operating loss and $131,000 of net operating income of these divested subsidiaries to discontinued operations for the year ended December 31, 2011 and 2010, respectively.

        Dividends on preferred stock.    Dividends on our Series C and Series D Preferred Stock were $14.0 million in 2011 versus $2.5 million in 2010. The Series D Preferred Stock had a stated value of $71.9 million and $0 at December 31, 2011 and 2010, respectively, and carries a cumulative dividend rate of 8.0% per annum. The Series C Preferred Stock had a stated value of $100.0 million and $70.2 million at December 31, 2011 and 2010, respectively, and carries a cumulative dividend rate of 10.25% per annum. We commenced the issuance of Series C Preferred Stock in December 2009 and sold the last remaining authorized shares in January 2011. We redeemed all outstanding Series B Preferred Stock in June 2010.

        Net loss attributable to common shareholders.    Net loss attributable to common shareholders was $90.7 million in 2011 versus $16.3 million in 2010. Our net loss per common share, basic and diluted, was $0.80 per share in 2011 compared to $0.25 per share in 2010. Our weighted average shares outstanding increased by 49.2 million shares, or 77%, to approximately 113.2 million shares, principally as a result of the shares issued to acquire NuLoch and NGAS Resources, Inc. Our net loss per share from continuing operations was $0.63 per share for the year ended December 31, 2011, compared to a loss from continuing operations of $0.34 per share for the year ended December 31, 2010.

BUSINESS AND PROPERTIES

        The following discussion provides certain updates and additions to the description of our business set forth under "Item 1. Business" in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, and should be read in conjunction with that description and the other information included and incorporated by reference in this prospectus.

Our Company

        We are an independent oil and natural gas company engaged in the exploration for and the exploitation, acquisition, development and production of crude oil, natural gas and NGL resources in the U.S. We are active in three of the most prolific unconventional shale resource plays in North America, specifically, the Marcellus Shale in West Virginia and Ohio; the Utica Shale in southeastern Ohio and western West Virginia; and the Williston Basin/Bakken Shale in North Dakota. Our oil and natural gas reserves and operations are primarily concentrated in West Virginia, Ohio, North Dakota, Kentucky and Texas. We are also engaged in midstream and oil field services operations, primarily in West Virginia and Ohio.

        Our principal business strategy is to (a) exploit our substantial inventory of lower risk, liquids-weighted drilling locations, (b) acquire and develop long-lived proved reserves and undeveloped leases with significant exploitation and development opportunities primarily located in close proximity to our existing core areas of operation and (c) selectively monetize our assets at opportune times and attractive prices. Since the current management team assumed leadership of our company in May 2009 and completely refocused our business strategy, we have substantially increased our assets and production base through a combination of acquisitions, joint ventures and ongoing development drilling efforts on acquired acreage. We believe the increased scale in all our core resource plays allows for ongoing cost recovery and production efficiencies as we exploit and monetize our asset base. We are focused on the further development and exploitation of our asset base, selective bolt-on acquisitions of additional operated properties and mineral leasehold acreage positions in our core operating regions, expansion of our midstream operations and the monetization of selected assets.

        In September 2013, we adopted a plan to divest all of our interests in the operations of MHP and WHI Canada. We are actively marketing these interests and anticipate completing the divestitures by the second quarter of 2014. We have reclassified the associated assets and liabilities to assets and liabilities held for sale as of September 30. 2013 and the operations are reflected as discontinued operations for all periods presented. As a result, we have recorded an impairment expense of $72.5 million relating to the discontinued operations which is recorded in income (loss) from discontinued operations and an expense of $81.0 million to reflect the net assets at their estimated selling prices, less costs to sell, which is recorded in loss on disposal of discontinued operations.

        On April 24, 2013, we monetized certain of the our properties in the oil window of the Eagle Ford Shale in Gonzales and Lavaca Counties in south Texas through a sale of all of our ownership interest in Eagle Ford Hunter to an affiliate of Penn Virginia Corporation, or Penn Virginia, for a total purchase price of $422.1 million, paid to us in the form of $379.8 million in cash (after customary initial purchase price adjustments) and $42.3 million in Penn Virginia common stock (valued based on the closing market price of the stock of $4.23 per share as of April 24, 2013). We are in the process of determining the final settlement of the adjustment amounts pursuant to binding arbitration. As of the date of filing of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, we estimated that the final settlement of the adjustment amounts may result in a payable to Penn Virginia ranging from $22 million to $33 million, after taxes, but such estimate is subject to further review by us and discussions with Penn Virginia. We refer to this sale as our sale of the Eagle Ford Properties or our Eagle Ford Properties Sale. As a result of our sale of the Eagle Ford Properties, we are now strategically focused on our Marcellus Shale and Utica Shale plays in Appalachia and our Bakken and Sanish plays in the Williston Basin.

        We are exploring the possible monetization of all or part of our midstream operations in 2014. We have also identified a number of properties, that we believe represent up to $300 million in value (including the planned MHP and WHI Canada divestitures), for divestiture in 2013 and 2014. These assets also include our remaining properties in south Texas and certain properties in North Dakota.

        Our midstream operations are conducted through our majority-owned subsidiary, Eureka Hunter Holdings. Eureka Hunter Holdings conducts its operations primarily through the following two subsidiaries: (i) Eureka Hunter Pipeline, which owns and operates a gas gathering system in West Virginia and Ohio, referred to as our Eureka Hunter Gas Gathering System; and (ii) TransTex Hunter, which is engaged primarily in the business of treating natural gas at the wellhead for third-party producers in Texas and other states. We have obtained financing for our midstream operations through an equity purchase commitment from an unaffiliated third party, which also gives us the right to make capital contributions in conjunction with or alongside the capital contributions from the third party, and two separate credit facilities on a non-recourse basis to the Company.We also conduct oil field services operations through our wholly-owned subsidiary, Alpha Hunter Drilling, LLC, or Alpha Hunter Drilling, which owns and operates six drilling rigs that are used primarily for vertical section (top-hole) air drilling in the Appalachian Basin. Alpha Hunter Drilling recently took delivery of a new robotic walking drilling rig that can also drill the horizontal sections of wells in the shale plays where we are active. This drilling rig was designed especially for pad drilling with its unique footprint and capability to walk and rotate without being dismantled.

June 30, 2013 Reserves

Proved, Probable and Possible Reserves (3P) as of June 30, 2013

        Our estimated proved, probable and possible reserves, referred to collectively as 3P Reserves, were 57.8 MMBoe, 34.9 MMBoe and 26.6 MMBoe, respectively as of June 30, 2013 (such 3P reserves not having been adjusted to reflect any of the risks associated with commerciality of production). Our 3P Reserves at June 30, 2013 were prepared by a third-party engineering consultant, Cawley Gillespie & Associates, Inc., referred to as CG&A, and include the Marcellus Shale and Williston Basin/Bakken/Sanish Shale reserves. No Utica Shale reserves were included, however, because no drilling has been completed into the Utica Shale that would allow us to book any reserves.

        The Williston Basin/Bakken/Sanish Shale probable and possible reserves were estimated at 26.6 MMBoe and 23.1 MMBoe, respectively, as of June 30, 2013. The Marcellus Shale probable and possible reserves were estimated at 8.3 MMBoe and 3.5 MMBoe, respectively, as of June 30, 2013.

        The table below summarizes our estimated 3P Reserves using SEC pricing, broken out by operating area:

June 30, 2013 3P Reserves
Area	Reservoir	Total Proved (MMBoe)(1)	Total Probable (MMBoe)(1)	Total Possible (MMBoe)(1)
Williston Hunter	Bakken/Sanish/Other
USA		17.2	25.0	22.5
Canada(2)		2.3	1.6	0.6
Triad Hunter	Marcellus/Other	30.6	8.3	3.5
	Utica	—	—	—
Shale Hunter	Eagle Ford/Wilcox	0.5	—	—
MH Production(2)	Devonian Shale/Other	7.2	—	—

Total		57.8	34.9	26.6

(1)
The 3P Reserves have not been adjusted to reflect any risks associated with achieving commerciality of production.

(2)
Our Canadian and MH Production operations are discontinued operations as of September 30, 2013.

        Estimates of probable reserves are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by us. Estimates of possible reserves are also inherently imprecise. Estimates of probable and possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

Proved Reserves Overview as of June 30, 2013

        Our total proved reserves, excluding the Eagle Ford Shale properties divestment which occurred in April 2013, decreased by 6% to 57.8 MMBoe (51% crude oil and NGLs; 61% proved developed producing) at June 30, 2013 as compared to 61.6 MMBoe (57% crude oil and NGLs; 56% proved developed producing) at December 31, 2012. This decline was primarily due to higher lease operating expenses, or LOE, in the Williston Basin which moved certain proved undeveloped reserves into the probable category. Proved developed reserves increased by 3% from year-end 2012 to 35.4 MMBoe as of June 30, 2013 as a result of our continued execution of our development drilling program. Aggregate proved undeveloped reserves decreased slightly primarily due to higher LOE costs related to rental equipment, manpower and field fuel use. We anticipate LOE costs in the Williston Basin to decrease over time due to increased efficiencies at the field level, including electrification of certain fields.

        As of June 30, 2013, no proved reserves had been booked in our significant leasehold acreage position owned in the Utica Shale in the Appalachian Basin (80,000+ net acres) where we have initiated an active exploratory drilling program. We also expect a significant increase in reserves during the second half of 2013 due to "pad" related drilling in Appalachia for both the Utica and Marcellus Shales. Given our successful drilling results to date, as well as those of other operators in the vicinity of its leasehold acreage, we believe that a substantial portion of our Utica Shale acreage will be added to proved reserves over time as more wells are drilled and delineated in this region. The Appalachian Basin accounted for 65% of our proved reserve volumes at June 30, 2013, the Williston Basin accounted for 34% and other legacy assets, including our remaining assets in South Texas, accounted for the remaining 1%. At mid-year 2013, 50% of our proved reserves by volume were natural gas, 38% were crude oil and 12% were NGLs.

        The present value of estimated future cash flows discounted at an annual rate of 10%, referred to as PV-10, of our proved reserves at June 30, 2013 decreased to $666.4 million from $753.4 million at December 31, 2012, excluding the Eagle Ford Properties Sale (see "—Non-GAAP Financial Measures and Reconciliations," below). Under the SEC guidelines, the commodity prices used in the June 30, 2013 and December 31, 2012 PV-10 estimates were based on the 12-month unweighted arithmetic average of the first day of the month prices for the period July 1, 2012 through June 1, 2013 and for the period December 30, 2011 through November 30, 2012, respectively, adjusted by lease for transportation fees and regional price differentials. For crude oil and NGL volumes, the average West Texas Intermediate posted price of $91.60 per barrel was used to calculate PV-10 at June 30, 2013, which was down 3.3% from the average price of $94.71 per barrel used to calculate PV-10 at December 31, 2012. For natural gas volumes, the average Henry Hub spot price of $3.46 per million British thermal units ("MMBTU") was used to calculate PV-10 at June 30, 2013, which was up 26% from the average price of $2.75 per MMBTU used to calculate PV-10 at December 31, 2012. All prices were held constant throughout the estimated economic life of the properties.

        The December 31, 2012 proved reserves and the June 30, 2013 3P Reserves and the related PV-10 values of the proves reserves as of such dates exclude the reserves and related PV-10 values associated with the Eagle Ford Properties Sale, which closed on April 24, 2013.

        For a reconciliation of PV-10, a non-GAAP financial measure, to the standardized measure of future net cash flow, see "—Non-GAAP Measures; Reconciliations."

Non-GAAP Measures; Reconciliations

        This prospectus contains certain financial measures that are non-GAAP measures. We have provided reconciliations within this prospectus of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP that are presented in this prospectus.

        PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs, abandonment costs, net of salvage value, and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their "present value". We believe PV-10 to be an important measure for evaluating the relative significance of our oil and gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

        The standardized measure of discounted future net cash flows relating to our total proved oil and gas reserves (including discontinued operations that were not disposed of as of June 30, 2013) as of June 30, 2013 is as follows:

As of June 30, 2013 unaudited
(in thousands)
Future cash inflows	$2,768,997
Future production costs	(1,199,407)
Future development costs	(285,526)
Future income tax expense	—

Future net cash flows	1,284,064
10% annual discount for estimated timing of cash flows	(617,695)

Standardized measure of discounted future net cash flows related to proved reserves	$666,369

Reconciliation of Non-GAAP Measure
PV-10	$666,369
Less: Income taxes
Undiscounted future income taxes	—
10% discount factor	—

Future discounted income taxes	—

Standardized measure of discounted future net cash flows	$666,369

        The PV-10 value and the standardized measure shown in the table above are the same as the Company projects that any potential future net tax expense related to the projected future net cash flows above would be offset by currently existing net operating loss carry forwards and tax basis even after consideration of the tax gain from the sale of the Eagle Ford Properties. The tax gain on the sale is expected to be primarily offset in 2013 by the Company's expensing of intangible drilling costs and a projected tax loss from continuing operations. As a result, the majority of the net operating loss carry forwards available at December 31, 2012 will still be available to offset future net cash flows. Based on the lower projected future net cash flows, no tax expense, after utilization of the net operating loss carry forwards and tax basis, would be recognized.

        The standardized measure of discounted future net cash flows relating to our total proved oil and gas reserves (including discontinued operations that were not disposed of as of December 31, 2012) as of December 31, 2012 is as follows:

As of December 31, 2012, unaudited
(in thousands)
Future cash inflows	$4,248,384
Future production costs	(1,520,260)
Future development costs	(603,809)
Future income tax expense	(230,500)

Future net cash flows	1,893,815
10% annual discount for estimated timing of cash flows	(1,046,162)

Standardized measure of discounted future net cash flows related to proved reserves	$847,653

Reconciliation of Non-GAAP Measure
PV-10	$981,203
Less income taxes:
Undiscounted future income taxes	(230,500)
10% discount factor	96,950

Future discounted income taxes	133,550

Standardized measure of discounted future net cash flows	$847,653

        After giving effect to the Eagle Ford Properties Sale:

As of December 31, 2012, unaudited
(in thousands)
Future cash inflows	$3,193,153
Future production costs	(1,249,681)
Future development costs	(376,598)
Future income tax expense	(158,340)

Future net cash flows	1,408,534
10% annual discount for estimated timing of cash flows	(775,344)

Standardized measure of discounted future net cash flows related to proved reserves	$633,190

Reconciliation of Non-GAAP Measure
PV-10	$753,431
Less income taxes:
Undiscounted future income taxes	(158,340)
10% discount factor	38,099

Future discounted income taxes	(120,241)

Standardized measure of discounted future net cash flows	$633,190

PROPERTIES

        The following discussion provides certain updates as of September 30, 2013 to the description of our properties set forth under "Item 2. Properties" in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, and should be read in conjunction with that description and the other information included and incorporated by reference in this prospectus.

Appalachian Basin Properties

        Our Appalachian Basin properties are located in West Virginia and Ohio, targeting the liquids rich Marcellus Shale and Utica Shale, and, to a lesser extent, in southern Appalachia. As of September 30, 2013, we had approximately 81,000 net leasehold acres in the Marcellus Shale and approximately 91,000 net leasehold acres prospective for the Utica Shale (a portion of which acreage overlaps our Marcellus Shale acreage). We believe approximately 32,000 of these Utica Shale net acres are located in the wet gas window of the play. As of September 30, 2013, our 11 most recently completed operated wells operated by us targeting the Marcellus Shale generated approximately 9,525 Mcfe/d and 5,800 Mcfe/d average IP-24 hour and IP-30 day rates, respectively.

Marcellus Shale Properties

        Our Marcellus Shale acreage is located principally in Tyler, Pleasants, Doddridge, Wetzel and Lewis Counties, West Virginia and in Washington and Monroe Counties, Ohio. As of September 30, 2013, the Company was operating 16 horizontal Marcellus Shale wells, and 10 horizontal wells (six net) were awaiting completion, one horizontal well (one-half net) was drilling and one drilling rig was operating on our Company-operated Marcellus Shale properties. As of September 30, 2013, approximately 76% of our mineral leases in the Marcellus Shale area were held by production. As of September 30, 2013, our 11 most recently completed Company-operated wells targeting the Marcellus Shale generated approximately 9,525 Mcfe/d and 5,800 Mcfe/d average IP-24 hour and IP-30 day rates, respectively.

        As of September, 2013, Stone Energy had drilled and completed eleven producing Marcellus Shale wells pursuant to our joint development program with Stone Energy.

        The following table contains certain information regarding our completed Marcellus Shale horizontal wells as of September 30, 2013.

Well Name	County / Province	Formation	MHR Working Interest	First Production	Horizontal Lateral Length (Feet)	# of Frac Stages	IP-24 Hour Rate (Mcfe/d)	IP-7 Day Rate (Mcfe/d)	IP-30 Day Rate (Mcfe/d)
Operated
Weese #1H	Tyler, WV	Marcellus	100%	12/31/2010	3550	12	7,210	4,559	4,205
Weese #3H	Tyler, WV	Marcellus	100%	1/20/2011	3030	12	5,413	4,352	4,836
Ormet #1-9H	Monroe, OH	Marcellus	100%	2/25/2011	3700	12	Tight hole	Tight hole	Tight hole
Ormet #2-9H	Monroe, OH	Marcellus	100%	N/A	3250	16	N/A	N/A	N/A
Ormet #3-9H	Monroe, OH	Marcellus	100%	N/A	4740	24	N/A	N/A	N/A
WVDNR #1102	Wetzel, WV	Marcellus	100%	9/19/2011	4950	16	10,000	6,184	5,800
WVDNR #1103	Wetzel, WV	Marcellus	100%	9/22/2011	5000	16	10,500	7,164	7,078
WVDNR #1104	Wetzel, WV	Marcellus	100%	9/26/2011	5000	16	10,400	6,139	5,618
Roger Weese #1110	Tyler, WV	Marcellus	100%	10/25/2011	4350	16	9,700	6,183	5,040
Everett Weese #1107	Tyler, WV	Marcellus	100%	12/20/2011	5300	18	9,700	6,618	6,542
Everett Weese # 1108	Tyler, WV	Marcellus	100%	12/20/2011	5200	16	9,600	6,913	6,337
Everett Weese #1109	Tyler, WV	Marcellus	100%	12/20/2011	5550	18	9,500	7,239	6,361
Spencer Unit #1112H	Tyler, WV	Marcellus	100%	11/19/2012	4310	17	9,471	5,852	5,614
Spencer Unit #1113H	Tyler, WV	Marcellus	100%	11/19/2012	4000	27	7,998	6,004	5,274
Spencer Unit #1114H	Tyler, WV	Marcellus	100%	11/19/2012	4720	19	9,563	5,640	5,329
Spencer Unit #1115H	Tyler, WV	Marcellus	100%	4/11/2012	3900	16	8,340	6,320	4,716
Non-Operated
Lance Mills Unit 2 #5H	Wetzel, WV	Marcellus	50%	6/5/2011	5,350	13	3,360	3,114	2,789
Lance Mills Unit 2 #2H	Wetzel, WV	Marcellus	50%	6/6/2011	5,600	11	3,875	2,987	2,620
Mills Wetzel #8H	Wetzel, WV	Marcellus	50%	12/19/2012	3,500	11	3,792	3,015	N/A
Mills Wetzel #10H	Wetzel, WV	Marcellus	50%	12/22/2012	3,000	10	3,954	2,528	2,588
Mills Wetzel #11H	Wetzel, WV	Marcellus	50%	12/24/2012	3,600	12	3,397	1,806	1,630
Mills Wetzel #9H	Wetzel, WV	Marcellus	50%	2/22/2013	4,900	20	3,257	2,945	2,892
Mills Wetzel #12H	Wetzel, WV	Marcellus	50%	2/27/2013	3,400	14	4,661	2,701	2,456
Mills Wetzel #13H	Wetzel, WV	Marcellus	50%	3/9/2013	4,000	16	3,140	4,009	3,286
Mills Wetzel #15H	Wetzel, WV	Marcellus	50%	3/19/2013	4,600	18	3,951	2,412	2,891
Mills Wetzel #4H	Wetzel, WV	Marcellus	50%	4/6/2013	4,150	17	3,044	3,144	2,882
Mills Wetzel #5H	Wetzel, WV	Marcellus	50%	4/13/2013	4,200	17	3,225	3,700	3,217
Mills Wetzel #6H	Wetzel, WV	Marcellus	50%	4/20/2013	4,050	17	3,787	6,412	4,360
Mills Wetzel #7H	Wetzel, WV	Marcellus	50%	4/27/2013	4,600	18	3,560	3,380	3,612

Utica Shale Properties

        Our Utica Shale acreage is located principally in Tyler, Pleasants and Wood Counties, West Virginia and in Washington, Monroe, Morgan and Noble Counties, Ohio. As of September 30, 2013, we owned leasehold rights to a total of approximately 91,000 net acres that are presently prospective for the Utica Shale. Approximately 59,000 of the net acres are located in Ohio (a portion of which acreage overlaps our Marcellus Shale acreage), and approximately 32,000 of the net acres are located in West Virginia (all of which overlaps our Marcellus Shale acreage).

        On August 12, 2013, Triad Hunter, a Delaware limited liability company and wholly-owned subsidiary of our company, entered into an Asset Purchase Agreement, referred to as the Purchase Agreement, with MNW Energy, LLC, an Ohio limited liability company, referred to as MNW. MNW represents an informal association of various land owners, lessees of mineral acreage and sublessees of mineral acreage who own or have rights in mineral acreage located in Monroe, Noble and/or Washington Counties, Ohio, referred to as the Counties. Pursuant to the Purchase Agreement, Triad Hunter has agreed to acquire from MNW up to 32,000 net mineral acres, including currently leased and subleased acreage, located in the Counties, referred to as the Subject Acreage, over the next 10 months or possibly longer, subject to certain conditions.

        During 2013, Triad Hunter plans to drill a minimum of three wells in Washington County and Monroe County, Ohio to test the Utica Shale formation. In connection with this planned test development, Triad Hunter has drilled its first Utica Shale well, from the Farley Pad, which is located in northern Washington County, Ohio. The Farley Pad has been designed to drill up to ten horizontal wells. Triad Hunter spud its first Utica Shale test well from the Farley Pad in April 2013.

        We also commenced construction of a 18-well pad in Monroe County, Ohio in June 2013, known as the Stadler Pad. The Stadler Pad is being constructed under our joint venture agreement with Eclipse Resources. The Company expects that it will initially drill two Utica wells and eight Marcellus wells from the Stadler Pad; however, we retain flexibility to shift the mix of Marcellus and Utica wells based on drilling results. The Company will have test results from the initial wells in 2013, but doesn't expect production from these wells to begin flowing through the Eureka Hunter Gas Gathering System until all wells from the pad have been drilled and completed, which is anticipated to be in the fall of 2014.

        Subject to well results of the Company and third-party operators in the area, Triad Hunter plans to significantly expand its drilling program in the Utica Shale in 2014.

Southern Appalachian Basin Properties

        As of September 30, 2013, our southern Appalachian Basin properties are held for sale. They included approximately 286,000 net acres, primarily in Kentucky. Our primary production from the southern Appalachian Basin properties comes from the Devonian Shale formation and the Mississippian Weir sandstone.

        As of September 30, 2013, we had drilled 77 Devonian Shale horizontal wells, primarily in the Huron and Cleveland sections of the formation. Due to low commodity prices in 2012, we did not drill any Huron or Cleveland horizontal wells in 2012; however, we negotiated a postponement of certain drilling obligations covering approximately 223,500 net acres in these formations until the end of the first quarter of 2014.

        The Mississippian Weir sandstone covers approximately 32,300 net acres of our southern Appalachian Basin properties. As of September 30, 2013, we had drilled and completed two gross (0.9 net) Weir wells.

Williston Basin Properties

        As of September 30, 2013, our Williston Basin properties included (a) approximately 151,000 net leasehold acres consisting of 100,000 net acres in the Bakken/Three Forks Sanish in North Dakota and 51,000 net acres in the Bakken/Three Forks Sanish in Saskatchewan (our Canadian properties are held for sale as of September 30, 2013), and (b) approximately 31,000 net leasehold acres comprising our North Dakota legacy properties described below.

        As of September 30, 2013, we had drilled and completed approximately 271 gross (73.1 net) wells on our Bakken/Three Forks Sanish properties, including 229 gross (56.3 net) wells in the Bakken/Three Forks Sanish in North Dakota and 42 gross (36.8 net) wells in the Bakken/Three Forks Sanish in Saskatchewan. Of these wells, approximately 136 gross (31.2 net) wells in the Bakken/Three Forks Sanish in North Dakota, and approximately 24 gross (20.9 net) wells in the Bakken/Three Forks Sanish in Saskatchewan, were completed in 2012 and through September 30, 2013. As of September 30, 2013, we operated 47 of our Bakken/Three Forks Sanish wells, including five wells in the Bakken/Three Forks Sanish in North Dakota and 42 wells in the Bakken/Three Forks Sanish in Saskatchewan. As of September 30, 2013, we operated 182 gross (173 net) Madison formation wells on our North Dakota legacy properties.

        We refer to our properties in North Dakota as our Williston Hunter U.S. properties and our properties in Canada (which include our Bakken/Three Forks Sanish properties in Saskatchewan as well as certain properties we operate in Alberta) as our Williston Hunter Canada properties.

Williston Hunter U.S. Properties

        Bakken/Three Forks Sanish Properties in North Dakota.    As of September 30, 2013, our Williston Hunter U.S. properties included approximately 100,122 net acres in the Bakken/Three Forks/Sanish formations in the Williston Basin in North Dakota. As of September 30, 2013, our Bakken/Three Forks Sanish properties in North Dakota included approximately 243 gross (54.7 net) productive wells, and we were operating five of these gross wells. As of September 30, 2013, nine horizontal wells (3.6 net) were awaiting completion, one well (0.9 net) were being drilled, seventeen gross (4.8 net) were being completed, and two drilling rigs were operating on our Bakken/Three Forks Sanish properties in North Dakota.

        Our Williston Hunter U.S. property acreage in the Bakken/Three Forks Sanish is located in Divide and Burke Counties, North Dakota. As of September 30, 2013, (i) our five most recently completed third-party-operated one-mile wells in Divide County, North Dakota generated an average IP-24 hour rate of approximately 353 Boe/d, and (ii) our five most recently completed third-party-operated two-mile wells in Divide County North, Dakota generated an average IP-24 hour rate of approximately 860 Boe/d.

        North Dakota Legacy Properties.    We also hold operating working interests in approximately 31,000 net acres of waterflood properties located in Burke, Renville, Bottineau and McHenry Counties, North Dakota. As of May 1, 2013, we were operating approximately 182 wells on these properties. As disclosed in our Current Report on Form 8-K filed on November 22, 2013 and incorporated herein by reference, we have entered into an agreement to sell these properties.

Williston Hunter Canada Properties

        As of September 30, 2013, our Williston Hunter Canada properties included approximately 51,000 net acres in the Tableland Field in the Williston Basin in Saskatchewan and approximately 28,000 net acres in Alberta. As of September 30, 2013, the Williston Hunter Canada properties included approximately 88 gross (79.3 net) productive wells, 98% of which we operate. At September 30, 2013, one horizontal well (0.4 net) was drilling on our Williston Hunter Canada properties.

        Saskatchewan.    At September 30, 2013, Williston Hunter Canada had approximately 51,000 net acres of largely contiguous land that is prospective for Bakken/Three Forks Sanish oil in the Tableland Field. As of September 30, 2013, Williston Hunter Canada had 42 producing oil wells (36.8 net), and one well (0.4 net) drilling in the Tableland Field. As of September 30, 2013, our eight most recently completed wells in the Tableland Field generated approximately 358 Boe/d average IP-24 hour rates.

        Alberta.    Our Alberta properties include the Enchant Second White Specks and Balsam properties. At September 30, 2013, Williston Hunter Canada had approximately 28,000 net acres in Alberta. At September 30, 2013, Williston Hunter Canada had four producing oil wells (2.8 net) and no wells drilling in Alberta.

        The following table contains certain information regarding our Bakken/Three Forks Sanish horizontal wells completed during the period from January 1, 2013 to September 30, 2013.

Well Name	County/ Province	Formation	MHR Working Interest	First Production	Horizontal Lateral Length (Feet)	# of Frac Stages	IP-24 Hour Rate (Boe/d)	IP-7 Day Rate (Boe/d)	IP-30 Day Rate (Boe/d)
Tableland—Operated
91/08-01-001-10W2	Saskatchewan	Three Forks/Sanish	85.0%	1/4/2013	1 Mile	28	279	222	192
91/01-06-001-09W2	Saskatchewan	Three Forks/Sanish	70.0%	1/19/2013	1 Mile	27	110	96	76
91/01-13-001-10W2	Saskatchewan	Three Forks/Sanish	70.0%	2/4/2013	1 Mile	27	297	252	211
92/08-11-001-10W2	Saskatchewan	Three Forks/Sanish	70.0%	2/16/2013	1 Mile	28	194	165	146
91/09-09-001-10W2	Saskatchewan	Three Forks/Sanish	87.5%	2/20/2013	1 Mile	26	555	306	235
North Dakota—Non-Operated
Prochnick 15-35HSB (2-11-163-100)	Divide	Three Forks/Sanish	5.9%	2/8/2013	2 Mile	26	1,256	945	813

Well Name	County/ Province	Formation	MHR Working Interest	First Production	Horizontal Lateral Length (Feet)	# of Frac Stages	IP-24 Hour Rate (Boe/d)	IP-7 Day Rate (Boe/d)	IP-30 Day Rate (Boe/d)
Prochnick 16-35HS (2-11-163-100)	Divide	Three Forks/Sanish	5.9%	2/8/2013	2 Mile	20	1,005	848	634
Prochnick 15-35HSA (2-11-163-100)	Divide	Three Forks/Sanish	5.9%	2/22/2013	2 Mile	20	629	549	449
William Bailard 0112-1H (1-12-163-99)	Divide	Bakken	16.7%	2/24/2013	2 Mile	40	922	791	659
Bakke 3229-3TFH (32-29-164-99)	Divide	Bakken	33.8%	3/4/2013	1 Mile	26	627	536	437
Leo 32-29-162-97H 1NC	Divide	Three Forks/Sanish	10%	3/14/2013	2 Mile	32	511	348	274
Bakke 3229-2TFH (32-29-164-99)	Divide	Three Forks/Sanish	33.8%	3/16/2013	1 Mile	26	367	238	321
Leo 5-8-161-97H 1XN	Divide	Three Forks/Sanish	9.4%	3/19/2013	2 Mile	36	476	308	262
Pulvermacher 3-10-161-99 1XN	Divide	Three Forks/Sanish	19.1%	3/20/2013	2 Mile	36	530	436	315
Pulvermacher 34-27-161-99 1XN	Divide	Three Forks/Sanish	9.6%	3/23/2013	2 Mile	36	454	377	298
Thomte 0508-3TFH (5-8-163-99)	Divide	Bakken	33.8%	3/23/2013	2 Mile	40	1,166	1,060	867
Karen Bailard 3625-1H (36-25-164-99)	Divide	Bakken	16.7%	3/27/2013	1 Mile	26	911	618	559
Almos Farms 0112-2H (1-12-162-99)	Divide	Three Forks/Sanish	47.5%	3/28/2013	2 Mile	27	923	765	551
Thomte 0508-2TFH (5-8-163-99)	Divide	Three Forks/Sanish	33.8%	3/29/2013	2 Mile	36	736	578	536
Almos Farms 0112-1MBH (1-12-162-99)	Divide	Bakken	47.5%	3/29/2013	2 Mile	40	684	629	526
Bakke 3229-4TFH (32-29-164-99)	Divide	Three Forks/Sanish	47.5%	4/9/2013	1 Mile	26	432	322	292
Bakke 3229-5MBH (32-29-164-99)	Divide	Bakken	39.3%	4/9/2013	1 Mile	26	498	403	336
Gjovig 0508-5MBH (5-8-163-99)	Divide	Bakken	39.3%	4/10/2013	2 Mile	40	361	348	314
Border Farms 3130-5TFH (31-30-164-99)	Divide	Bakken	34.1%	4/19/2013	1 Mile	26	626	472	383
Border Farms 3130-4TFH (31-30-164-99)	Divide	Three Forks/Sanish	47.5%	4/22/2013	1 Mile	26	529	458	371
Pulvermacher 33-28-162-99 1BP	Divide	Three Forks/Sanish	9.8%	4/24/2013	2 Mile	31	388	281	246
Bakke 3229-6TFH (32-29-164-99)	Divide	Three Forks/Sanish	39.3%	4/25/2013	1 Mile	25	330	209	177
Titan 3625 2TFH	Divide	Three Forks/Sanish	16.7%	4/27/2013	1 Mile	26	302	224	168
Thomte 0508-6TFH (5-8-163-99)	Divide	Three Forks/Sanish	33.8%	5/4/2013	2 Mile	40	432	324	298
Montclair 0112-2TFH (1-12-163-99)	Divide	Three Forks/Sanish	16.7%	5/7/2013	2 Mile	40	683	381	334
J Olson 22-15-162-98H 2DM	Divide	Three Forks/Sanish	36.3%	5/14/2013	2 Mile	36	872	817	644
J Olson 27-34-162-98H 2XM	Divide	Three Forks/Sanish	35.7%	5/19/2013	2 Mile	36	971	782	608
Murphy 29-32-160-99 1CN	Divide	Three Forks/Sanish	25.4%	5/31/2013	2 Mile	32	643	396	281
Baja 2215-3H (15-22-163-99)	Divide	Bakken	30.4%	6/1/2013	2 Mile	25	1,076	899	620
Baja 2215-1H (15-22-163-99)	Divide	Bakken	30.4%	6/1/2013	2 Mile	25	913	779	567
Baja 2215-2H (15-22-163-99)	Divide	Three Forks/Sanish	30.4%	6/1/2013	2 Mile	25	813	733	496
Bonneville 3625-2TFH (36-25-163-100)	Divide	Three Forks/Sanish	26.8%	6/5/2013	2 Mile	26	374	336	278
Bonneville 3625-3TFH (36-25-163-100)	Divide	Bakken	26.8%	6/6/2013	2 Mile	40	297	262	223
Ebreck 4-9-161-97H 1XN	Divide	Three Forks/Sanish	8.1%	6/8/2013	2 Mile	32	496	439	345
Sandvol 22-15-162-98H 3PA	Divide	Three Forks/Sanish	36.3%	6/30/2013	2 Mile	30	687	615	454
Marcella 36-25-162H 2XD	Divide	Three Forks/Sanish	22.4%	7/1/2013	2 Mile	32	498	382	321
Sandvol 27-34-162-98H 3XQ	Divide	Three Forks/Sanish	35.7%	7/4/2013	2 Mile	30	934	744	634
Marcella 1-12-161-98H2DM	Divide	Three Forks/Sanish	23.2%	7/7/2013	2 Mile	32	797	580	491
Montclair 0112-6TFH	Divide	Bakken	11.3%	7/7/2013	2 Mile	25	578	450	367
Pulvermacher 31-30-162-99 1PB	Divide	Three Forks/Sanish	33.4%	7/29/2013	2 Mile	32	833	615	467
Titan 3625-6TFH	Divide	Three Forks/Sanish	11.3%	8/1/2013	1 Mile	18	302	206	159
Titan 3625-5TFH	Divide	Three Forks/Sanish	11.3%	8/4/2013	1 Mile	18	302	194	138
Montclair 0112-5TFH	Divide	Bakken	11.3%	8/4/2013	2 Mile	25	354	315	215
Twin Butte 17-20-162-99H 1BP	Divide	Three Forks/Sanish	34.9%	8/6/2013	2 Mile	32	906	520	411
Stingray 1819-1H (18-19-162-98)	Divide	Bakken	46.2%	8/7/2013	2 Mile	25	554	378	—
Stingray 1819-2H (18-19-162-98)	Divide	Bakken	46.2%	8/12/2013	2 Mile	25	439	385	—
Coronet 2314-1H (23-14-163-99)	Divide	Bakken	45.6%	9/1/2013	2 Mile	25	874	826	—
Charger 0706-2TFH (6-7-162-98)	Divide	Bakken	47.5%	9/6/2013	2 Mile	25	647	461	—
Strom 2536-2H (25-36-163-99)	Divide	Bakken	46.1%	9/6/2013	2 Mile	25	1,559	1,290	—
Charger 0706-1H (6-7-162-98)	Divide	Bakken	47.5%	9/8/2013	2 Mile	25	782	603	—

Eagle Ford Shale Properties

        As of September 30, 2013, we continued to own (a) approximately 6,200 net Eagle Ford Shale mineral acres located primarily in Fayette, Lee and Atascosa Counties, and (b) leasehold working interests in certain existing producing, development and test wells located on these properties. As of September 30, 2013, we were operating and producing from five gross (3.7 net) horizontal wells on Eagle Ford Shale properties.

Acreage and Productive Wells Summary

        The following table sets forth our gross and net acreage of developed and undeveloped oil and natural gas leases as of September 30, 2013, following our Eagle Ford Properties Sale in April 2013 and taking into account our drilling activities during 2013:

	Developed Acreage(1)		Undeveloped Acreage(2)		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
Appalachian Basin(3)	301,053	260,788	260,687	222,995	561,740	483,783

Eagle Ford Shale	1,248	766	10,394	5,434	11,642	6,200

Williston Basin
Williston Hunter U.S.	182,698	78,854	104,571	52,224	287,269	131,078

Williston Hunter Canada	12,841	11,296	39,972	39,936	52,813	51,232

Other U.S.(4)	1,504	795	—	—	1,504	795

Other Canada(5)	24,790	19,689	11,360	8,307	36,150	27,996

Total at September 30, 2013	524,134	372,188	426,984	328,896	951,118	701,084

(1)
Developed acreage is the number of acres allocated or assignable to producing wells or wells capable of production.

(2)
Undeveloped acreage is lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage includes proved reserves.

(3)
Approximately 40,663 gross acres and 36,119 net acres overlap in our Utica Shale and Marcellus Shale areas.

(4)
Other U.S. pertains to certain miscellaneous properties in Texas (outside of the Eagle Ford Shale area) and Louisiana, for which no capital expenditures have been budgeted in 2013. See "Properties—Other Properties"

(5)
Other Canada pertains to our Alberta properties.

        Substantially all of the leases summarized in the preceding tables will expire at the end of their respective primary terms unless the existing lease is renewed or we have obtained production from the acreage subject to the lease before the end of the primary term; in which event, the lease will remain in effect until the cessation of production.

Drilling Results

        As of September 30, 2013, we were in the process of drilling or completing two gross (1.5 net) wells on our Appalachian Basin properties, 18 gross (6.6 net) wells on our Williston Basin properties and one gross (0.3 net) wells on our Eagle Ford Shale properties.

Oil Field Services

        Our wholly-owned subsidiary, Alpha Hunter Drilling, LLC, or Alpha Hunter Drilling, owns and operates portable, trailer-mounted drilling rigs capable of drilling to depths of between 6,000 to 19,000 feet, which are used primarily for vertical section (top-hole) air drilling in the Appalachian Basin. The drilling rigs are used primarily for our Appalachian Basin operations and to provide drilling services to third parties. At September 30, 2013, Alpha Hunter Drilling's operating fleet consisted of five Schramm T200XD drilling rigs and one new Schramm T500XD drilling rig. We took delivery of the Schramm T500XD rig in May 2013.

        At September 30, 2013, four of the Schramm T200XD drilling rigs were under contract to a large producer in the Appalachian Basin area for the top-hole drilling of multiple wells through December 2014, one Schramm T200XD drilling rig was under contract to an independent producer in the Appalachian Basin and will also be utilized by Triad Hunter for its top hole program, and the Schramm T500XD drilling rig was under contract to our company to implement its Marcellus Shale and Utica Shale drilling program.

 PLAN OF DISTRIBUTION

        The shares of common stock are being offered upon exercise of the warrants by us through our officers and directors who will receive no commissions or other direct or indirect compensation in connection therewith. This prospectus will be delivered to all warrant holders of record, and any supplement to this prospectus or any prospectus contained in an amendment to the registration statement of which this prospectus is a part will be provided to all warrant holders of record on the date the same is filed with or declared effective by the SEC, as applicable.

 DESCRIPTION OF THE WARRANTS AND THE COMMON STOCK

Warrants

  General

        We issued the warrants on October 15, 2013 as a dividend to holders of record of outstanding shares of our common stock as of a record date of September 16, 2013. Holders of shares of common stock on the record date were issued one warrant for every ten shares of common stock owned on the record date, with the actual number of warrants issued to each stockholder rounded to the nearest whole number and without the payment of cash in lieu of warrants to purchase fractional shares.

        The warrants were issued by us pursuant to the warrants agreement, dated October 15, 2013, which we refer to as the warrants agreement, between us and American Stock Transfer & Trust, LLC, as warrant agent. Contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, we and the warrant agent will enter into an amendment to the warrants agreement. We refer to the warrants agreement, as amended by this amendment, as the amended warrants agreement. The following description of the warrants is only a summary and is qualified in its entirety by reference to the complete text of the warrants agreement and the amendment to the warrants agreement, which are filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

        Each warrant represents the right to purchase from us one share of common stock at an initial exercise price of $8.50 per share (subject to certain adjustments to the exercise price and the number of shares of common stock issuable upon exercise of the warrants as provided in the warrants agreement).

  Exercisability

        The warrants agreement currently provides that the warrants will generally be exercisable in whole or in part beginning on the later of (1) September 1, 2014 or (2) the date that a registration statement on Form S-3 has been filed with and declared effective by the SEC with respect to the issuance of the common stock underlying the warrants, and thereafter until April 15, 2016, which we refer to as the expiration date. The amended warrants agreement will provide that the warrants will become exercisable on the date of effectiveness of the registration statement of which this prospectus is a part and will remain exercisable until the expiration date or the earlier redemption of the warrants, subject to our right to suspend the exercisability of the warrants as provided below.

        No issuance of shares of common stock upon exercise of warrants may be made unless there is a current prospectus covering such shares of common stock under an effective registration statement under the Securities Act or, where applicable, Canadian provincial securities laws (or an exemption therefrom), and registration or qualification of such shares of common stock (or an exemption therefrom) has been obtained from the state, provincial or other regulatory authorities in the jurisdiction in which such shares of common stock are sold. The amended warrants agreement will provide that we will use commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective from the date the registration statement is first declared effective by the SEC through the expiration date or the earlier redemption of the warrants and to keep the registration statement and prospectus included therein current while any of the warrants remain outstanding. We are not required to keep the registration statement effective or current or any related prospectus current if, and for such period, in our reasonable judgment the discrepancy between the market price of the common stock and the exercise price of the warrants makes it unlikely that the warrants will be exercised. Additionally, the amended warrants agreement will provide that we may suspend the exercisability of the warrants if, in our judgment, it is necessary to amend the registration statement or supplement the related prospectus in order to maintain the effectiveness of the registration statement or keep the prospectus current or to comply with applicable law. If we suspend the exercisability of the warrants, we will notify the warrant agent that the exercisability of the warrants has been suspended, and after such notice the warrants will not be exercisable until such time as we have notified the warrant agent that the warrants may again be exercised.

        Cashless exercises of the warrants are not permitted. No fractional share or cash in lieu thereof is required to be issued or paid upon the exercise of a warrant.

  Redemption

        We may redeem the warrants at any time in whole or in part at a redemption price of $0.001 per warrant (subject to equitable adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences) upon not less than 30 days' prior written notice to the registered holders of the warrants. Contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, we intend to call all of the warrants for redemption on a date not less than 30 days after we mail the notice of redemption. Following the exercise of our right to redeem the warrants, the warrants may be exercised until the close of business on the redemption date to the extent the exercise of the warrants is otherwise permitted by the terms of the warrants agreement.

        The amended warrants agreement will provide that, after we call the warrants for redemption, the redemption date will be extended by the number of days during which the exercisability of the warrants is suspended as provided above. Additionally, the amended warrants agreement will provide that we may, at our option extend the redemption date if, and for such period, in our reasonable judgment the discrepancy between the market price of the common stock and the exercise price of the warrants makes it unlikely that the warrants will be exercised.

  Amendment of Warrants Agreement

        We and the warrant agent may from time to time supplement or amend the warrants agreement without the approval of any warrant holders in order to cure any ambiguity, manifest error or other mistake in the warrants agreement, or to correct or supplement any provision contained therein that may be defective or inconsistent with any other provision therein, or to make any other provisions in regard to matters or questions arising thereunder that we and the warrant agent may deem necessary or desirable and that shall not adversely affect, alter or change the interests of the warrant holders in any material respect.

        Any supplement to or amendment of the warrants agreement which may not be made by us and the warrants agent without the approval of the warrant holders pursuant to the preceding paragraph requires the approval of us, the warrant agent and the warrant holders entitled to purchase upon exercise thereof a majority of the shares of common stock that may be purchased upon the exercise of all outstanding warrants at the time that such amendment or supplement is to be made. Notwithstanding the foregoing, any amendment or supplement to the warrants agreement which would provide for an adjustment to either (i) the number of shares of common stock purchasable upon exercise of a warrant or (ii) the exercise price of the warrants, in either case, in a manner not provided for in the warrants agreement and in a manner that would have a substantial negative impact on the warrant holders, requires the consent of the warrant holders entitled to purchase upon exercise thereof at least seventy-five percent of the shares of common stock which may be purchased upon the exercise of all outstanding warrants at the time such amendment or supplement is to be made.

  Transferability of Warrants

        The warrants have not been registered under the Securities Act because the issuance of a dividend in the form of warrants is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The warrants will not have an active trading market and may not be transferred except upon receipt of: (i) a written opinion of counsel for the transferring holder, which opinion and counsel are acceptable to us, that the transferee is a person to whom the warrants may be transferred without registration and without the delivery of a current prospectus under the Securities Act (or with respect to Canada, without the filing and delivery of a prospectus); (ii) a letter acceptable to us from the transferee in which the transferee represents that the transferee is acquiring the warrants for the transferee's own account for investment purposes and not with a view to distribution, provides any other information and representations required by us, and agrees to comply with the requirements of the warrants agreement with respect to any disposition of the warrants; (ii) the duly endorsed warrant certificates; and (iii) payment of any applicable taxes.

  No Rights as Stockholders

        A holder of unexercised Warrants, in his or her capacity as such, is not entitled to any rights of a holder of Common Stock, including, without limitation, the right to vote or to receive any dividends or other distributions.

Common Stock

  General

        The following description of the terms of our common stock is a summary only and is qualified by reference to the relevant provisions of Delaware law and our certificate of incorporation and bylaws, as amended. Copies of our certificate of incorporation and bylaws, as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

        Under our certificate of incorporation, our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

        As of November 26, 2013 there were 171,039,354 shares of common stock issued and outstanding. All shares of our common stock currently outstanding are fully paid and non-assessable. The shares of common stock offered pursuant to this prospectus upon exercise of the warrants will, upon issuance, be fully paid and non-assessable.

  Voting

        Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. Except for the election of directors, which is determined by a plurality vote, or as otherwise may be provided by applicable law or the rules of the NYSE, all matters to be voted on by our stockholders must be approved by a majority in voting interest of the stockholders present in person or represented by proxy and entitled to vote. Holders of common stock are not entitled to cumulate their votes in the election of directors. Each of our directors will be elected annually by our stockholders voting as a single class.

  Dividends

        Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights or other preferences granted to the holders of any outstanding preferred stock.

  Liquidation, Dissolution or Winding Up

        In the event of any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of common stock are entitled to share ratably, in all remaining assets available for distribution to stockholders after payment of or provision for our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

  No Preemptive Rights

        Holders of common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

  Preferred Stock

        The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the certificate of designation relating to that series. As of November 26, 2013, there were (i) 4,000,000 shares of our authorized preferred stock designated as 10.25% Series C Cumulative Perpetual Preferred Stock, which we refer to as our Series C Preferred Stock, all of which were issued and outstanding, (ii) 5,750,000 shares of our authorized preferred stock designated as 8.0% Series D Cumulative Preferred Stock, which we refer to as our Series D Preferred Stock, of which 4,424,889 shares were issued and outstanding, and (iii) 12,000 shares of our authorized Series E Cumulative Convertible Preferred Stock, which we refer to as the Series E Preferred Stock, of which 3,803 shares were issued and 3,722 were outstanding.

  Anti-Takeover Provisions of Delaware Law, Our Restated Certificate of Incorporation and Our By-Laws

        Certain provisions of Delaware law and our certificate of incorporation and our bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and to remove our incumbent directors and officers. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Delaware Law.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder acquired the stock;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

  •
  on or after the date the stockholder acquired the stock, the business combination is approved by the board and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

        A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

        Certificate of Incorporation and Bylaws.    In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders' best interests. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

        Authorized but Unissued Shares.    The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, unless such approval is required by applicable law or listing rules of an applicable securities exchange or quotation system. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

        Amendment to Bylaws.    Our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

        Advance Notice of Director Nominations and Matters to be Acted upon at Meetings.    Our bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

        Call of Special Meetings of Stockholders.    Our bylaws provide that special meetings of stockholders may be called only by our chairman, by a majority of our board of directors, by our chief executive officer, by our president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

  Limitation on Liability and Indemnification Matters

        Our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The effect of this provision is to eliminate our rights and those of our stockholders, through stockholders' derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. Exculpation does not apply if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we may indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Transfer Agent

        The transfer agent for our common stock and our preferred stock is American Stock Transfer & Trust Company, LLC. Its address is 16633 N. Dallas Parkway, Suite 600, Addison, Texas 75001, and its telephone number is (800) 937-5449 or (718) 921-8124.

  Listing

        Our common stock is listed on the NYSE under the trading symbol "MHR."

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        The Company's management, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Accounting Officer (CAO), performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of June 30, 2013 and December 31, 2012. Based upon that evaluation, the CEO and CFO concluded that, as a result of the material weaknesses in internal control over financial reporting that are described below in Management's Report on Internal Control over Financial Reporting, the Company's disclosure controls and procedures were not effective as of June 30, 2013 and December 31, 2012.

Management's Report on Internal Control Over Financial Reporting

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process, under the supervision of the CEO, CFO and CAO, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management, with the participation of our CEO, CFO, CAO and outside consultants, has conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management excluded from our year-end 2012 assessment the internal control over financial reporting of Virco, which was acquired on November 2, 2102, and of TransTex Hunter, the assets of which were initially acquired on April 2, 2012. The subsidiaries excluded from management's assessment of internal controls over financial reporting made up combined total assets of approximately 8 percent and 3 percent of total revenue of the corresponding consolidated financial statement amounts as of and for the year ended December 31, 2012.

        Based on the assessment, management has concluded that as of December 31, 2012, the Company's internal control over financial reporting was not effective due to the material weaknesses described below.

        Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report, dated June 14, 2013, included elsewhere in this prospectus.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management identified material weaknesses in the internal control over financial reporting as of December 31, 2012, as follows (see the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013 incorporated by reference for the most recent status of each of the material weaknesses noted below):

Effective Control Environment to Meet the Company's Growth

        The Company has not completed the process of establishing controls, and upgrading resources around internal audit, tax, financial reporting and certain accounting areas. Adequate controls were not completely redesigned and in place in order to achieve operating effectiveness.

        The Company has not performed an adequate risk assessment process commensurate with the growth of the Company's corporate structure and financial reporting requirements. Specifically, the Company did not have appropriate processes in place to evaluate and scope business and information technology risks. This deficiency resulted in either not having adequate controls designed and in place or not achieving the intended operating effectiveness of controls.

        The Company has not completed its assessment of redesigning the controls for its wholly-owned subsidiary, Magnum Hunter Production, Inc., specifically around segregation of duties and timeliness of reporting with respect to revenue, joint interest, partnership accounting, and division of interests.

        These material weaknesses have also contributed to the material weaknesses described below.

Financial Reporting

        The Company did not maintain effective controls over the recording and retention of journal entry support. The Company did not maintain effective monitoring of controls to ensure that journal entries were properly prepared with sufficient supporting documentation or were reviewed and approved to ensure the accuracy and completeness of the journal entries.

        The Company did not maintain effective controls over financial statement disclosures to ensure completeness and accuracy of condensed consolidating guarantor financial statement footnote information for the nine-month period ended September 30, 2012.

        The Company did not maintain effective controls over the quarterly and annual financial reporting processes, with respect to preparation, review, supervision, and monitoring of accounting operations. The Company did not maintain effective controls over reconciliation of certain accounts and timely preparation and review of quarterly financial information.

        The Company did not design or maintain effective controls over the recording of capitalized interest on debt related to assets under construction that had not been placed in service. The recorded costs of pipeline assets were understated in prior quarters, while interest expense was overstated.

        The Company did not design effective controls over share-based compensation expense, which was recorded in the Company's general and administrative expenses. The Company did not design effective controls related to the review of supporting details, including the accuracy of the volatility inputs and calculations and the manual journal entries for share-based compensation expense. This control deficiency resulted in a misstatement of the Company's general and administrative expense and share-based compensation related disclosures for the three and six-month periods ended June 30, 2012, and resulted in the restatement of the consolidated financial statements for such fiscal periods, and resulted in revised consolidated financial statements for the three-and nine-month periods ended September 30, 2012.

Leasehold Property Costs

        The Company did not design effective controls to provide reasonable assurance over the accuracy and completeness of master files of lease records. The Company did not have effective controls over the allocation of leasehold property costs due to unreliable supporting lease and property records.

        The Company did not maintain effective controls over completeness and accuracy of the well acreage data resulting in inaccurate transfers of leasehold property costs.

        The Company has designed appropriate controls over review of properties for expirations and impairments of unproven acreage, but testing of controls to demonstrate effectiveness of the control has not occurred.

        The Company did not maintain adequate supporting documentation or effective controls over the review of changes to division of interest records.

Complex Accounting Issues

        The Company did not design an effective control environment over complex equity instruments including convertible preferred stock and related arrangements. This material weakness resulted in the restatement of the Company's Series A Convertible Preferred Units of Eureka Hunter Holdings, the Company's preferred stock embedded derivative liabilities, and the loss on derivatives and related disclosures in the consolidated financial statements for the three and six-month periods ended June 30, 2012. This issue also resulted in adjustments to the Company's consolidated financial statements for the three-and nine-month periods ended September 30, 2012.

Tax

        The Company did not design or maintain effective controls over income tax accounting, specifically related to the accuracy of the net operating loss deduction carryover disclosed in the Company's financial statements.

Remediation Plan

        The Board of Directors, the Audit Committee, and senior management of the Company understand their responsibility to provide the appropriate "tone at the top" to ensure the Company achieves effective and comprehensive internal controls over financial reporting. In the second quarter of 2012, management began to expand staff in an effort to establish and maintain effective and sustainable controls. As discussed below, this has resulted in the Company dedicating substantial resources to hiring additional personnel with greater accounting knowledge and expertise. The Company has also engaged outside consultants and accounting firms for assistance, and is investing in updated information technology.

Effective Control Environment to Meet the Company's Growth

        Senior management has evaluated its business and control environment needs and addressed these items by hiring and replacing resources which was initiated in the second quarter of 2012. Management believes that the appropriate and adequate staffing levels in accounting have been substantially achieved, although several positions are currently filled by contractors and consultants pending the hiring of permanent staff members. The Company has hired a new Chief Financial Officer, corporate level controllers, regional controllers, and managers of internal audit, tax, expenditure accounting, and financial reporting. Management will continue to supplement the Company's in-house internal audit and tax functions in 2013 with the use of an accounting consulting firm as needed. Additionally, management is developing a formal top-down risk assessment of the Company's personnel, processes, and technology as such relates to financial reporting to properly identify, develop, and maintain internal controls. As noted above, investments in the control environment have been made through existing resources and a re-designed risk assessment process.

Financial Reporting

        During 2013, management has continued to add resources and re-aligned positions within the financial reporting area and continued efforts to further improve processes. This improvement in processes includes new and revised controls, such as appropriate segregation of duties and enhanced review procedures, implemented during the quarter ended June 30, 2013.

Leasehold Property Costs

        Management is implementing processes to ensure that there are appropriate and effective controls over leasehold property accounts. A new Manager of Expenditure Accounting is in place to provide the required managerial control and review over this area. Management is implementing controls over documentation retention and accuracy of records for leasehold property accounts.

        In 2013, management will continue the process of transitioning manually tracked leases to an automated land system in order to improve the completeness, accuracy, timeliness, and control of the data. Controls over maintenance of lease records will include authorization for updates to lease files, prevention of unauthorized access to or alteration of data, periodic monitoring of critical dates and decisions to pay delay rentals or lease extensions, and adequate support for and reconciliation of subsidiary property records. Additional processes and controls will be implemented to address completeness and accuracy of well(s) status and the review of acreage analysis, and proper review of related transfers of leasehold property costs.

        Management is taking appropriate measures to ensure that proved property costs and unproved leasehold costs are reviewed periodically for impairment. These measures include documenting land management's assessment of any impairment triggers, and if required performing property analysis in order to identify any indicators that unproved properties that may be impaired due to lease expiration dates, likelihood of extending leases, unsuccessful wells drilled on the leases, commodity prices, operational and regulatory issues and future drilling plans. The remediation steps include coordination between the land, engineering, operating, and finance departments to develop processes and controls.

        Management has begun to develop additional review controls over setup and maintenance of division of interest records and retention of adequate support and documentation. Additional controls have been designed to establish ownership and accountability of accuracy of division of interest information and coordinated communication between the land departments and accounting.

Complex Accounting Issues

        Management has added additional staff in tax, accounting and financial reporting to assist in the review of complex transactions including complex equity instruments for financial statement implications. Management has engaged experienced outside consultants, including an accounting consulting firm, to assist with research and review of accounting treatment of transactions where management determines the complexity of certain transactions warrants additional review. Further, management is evaluating accounting and financial reporting controls for purchase accounting, equity instrument accounting and related income tax accounting matters.

Tax

        The Company now has in place a full-time tax manager, and a tax senior accountant who prepare detailed supporting schedules to track current and prior year net operating losses (NOLs) to make sure NOLs are properly reflected in the financial statements and tax returns. All prior year tax returns have been reviewed and reconciled to the supporting schedules. Prior year ownership changes were detailed, and Section 382 limitation procedures have been performed. In addition, the Company has engaged an accounting consulting firm to review and perform their independent test procedures to ensure NOLs are presented correctly in financial statements and tax returns. The firm is also providing advisory services on tax matters including accounts and disclosures affecting financial reporting and preparation of tax returns.

        Although there have been several control improvements addressing the control weaknesses, senior management is developing a formal remediation plan and time-line and will monitor the Company's remediation efforts. Under the direction of the CEO, CFO, and CAO reporting to the Audit Committee of the Board of Directors, management will continue to assess the design of the Company's internal control environment to improve the effectiveness of internal control over financial reporting.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for Magnum Hunter Resources Corporation by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

Independent Accountants

        The consolidated financial statements of Magnum Hunter Resources Corporation as of December 31, 2012 and for the year then ended and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 included in this prospectus have been so included in reliance on the reports of BDO USA, LLP, or BDO, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company's internal control over financial reporting as of December 31, 2012), included herein, given on the authority of BDO as experts in auditing and accounting.

        The consolidated financial statements of Magnum Hunter Resources Corporation as of December 31, 2011 and for the years ended December 31, 2011 and 2010 included or incorporated by reference in this prospectus have been so included or incorporated by reference in reliance on the report of Hein & Associates LLP , or Hein, an independent registered public accounting firm, included or incorporated by reference herein, given on the authority of Hein as experts in auditing and accounting.

        The financial statements of PRC Williston, LLC ("PRC Williston"), a majority-owned subsidiary of our company and a guarantor of our senior notes, as of December 31, 2012 and for the year then ended incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of BDO, an independent registered public accounting firm, incorporated by reference herein, given on the authority of BDO as experts in auditing and accounting.

        The financial statements of PRC Williston, as of December 31, 2011 and for the years ended December 31, 2011 and 2010 incorporated by reference in this prospectus have been so included in reliance on the report of Hein, an independent registered public accounting firm, incorporated by reference herein, given on the authority of Hein as experts in auditing and accounting.

        The Revenue and Direct Operating Expenses statements of Baytex Energy USA Ltd ("Baytex") for the year ended December 31, 2011 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of Hein, an independent registered public accounting firm, incorporated by reference herein, given on the authority of Hein as experts in auditing and accounting.

Petroleum Engineers

        The information relating to oil and natural gas reserves, as of December 31, 2012 and June 30, 2013, included or incorporated by reference in this prospectus, including all statistics and data, was derived from reserves reports dated January 8, 2013 and July 26, 2013, respectively, evaluating our oil and natural gas properties, prepared by Cawley, Gillespie & Associates, independent oil and gas industry consultants, in reliance on the authority of such firm as experts in the oil and gas industry.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us are available to the public free of charge at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.magnumhunterresources.com. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, you may read our SEC filings at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The information in documents incorporated by reference is considered to be part of the prospectus. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 001-32997.

        The following documents previously filed by us with the SEC are incorporated by reference in this prospectus:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on June 14, 2013;

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013, as filed with the SEC on July 9, 2013, August 9, 2013 and November 8, 2013; and

  •
  Current Reports on Form 8-K or Form 8-K/A, as filed with the SEC on August 6, 2012, January 14, 2013, January 14, 2013, January 23, 2013, January 25, 2013, February 13, 2013, March 1, 2013, March 13, 2013, March 22, 2013, April 8, 2013, April 16, 2013 (as amended on Form 8-K/A filed on April 22, 2013), April 26, 2013, April 30, 2013 (as amended on Form 8-K/A filed on July 12, 2013), May 17, 2013, May 21, 2013, June 7, 2013, July 17, 2013, July 29, 2013, August 2, 2013, August 7, 2013, August 12, 2013, August 13, 2013, August 29, 2013, September 4, 2013, September 13, 2013, October 2, 2013, October 9, 2013, October 10, 2013, October 21, 2013, November 1, 2013. November 12, 2013, November 22, 2013, December 11, 2013, December 18, 2013 and December 23, 2013 (in each case, other than information furnished in any such report pursuant to Item 7.01 of Form 8-K).

        A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or any prospectus supplement modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents incorporated by reference, free of cost to the requester, upon written or oral request to us at:

777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
(832) 369-6986

        These documents are also available through our website at http://www.magnumhunterresources.com. The information on or accessible through our website is not intended to be incorporated by reference or a part of this prospectus.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Magnum Hunter Resources Corporation
Houston, Texas

        We have audited the accompanying consolidated balance sheet of Magnum Hunter Resources Corporation as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Magnum Hunter Resources Corporation at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Magnum Hunter Resources Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 14, 2013, expressed an adverse opinion thereon.

/s/ BDO USA, LLP
Dallas, Texas
June 14, 2013, except for Notes 2, 3, 4, 6, 7, 10, 14, 15, 16, and 19 which are as of November 27, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Magnum Hunter Resources Corporation
Houston, Texas

        We have audited Magnum Hunter Resources Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Magnum Hunter Resources Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying "Management's Report on Internal Control over Financial Reporting", management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the subsidiaries acquired from TransTex Gas Services, LP on April 2, 2012 and Viking International Resources Co., Inc., on November 2, 2012, which are included in the consolidated balance sheet of Magnum Hunter Resources Corporation as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year then ended. The subsidiaries excluded from management's assessment of internal control over financial reporting constitute approximately 8 percent of consolidated total assets as of December 31, 2012, and 3 percent of consolidated total revenue for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of these subsidiaries because of the timing of the acquisitions. Our audit of internal control over financial reporting of Magnum Hunter Resources Corporation also did not include an evaluation of the internal control over financial reporting of these subsidiaries.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses regarding management's failure to design and maintain internal control over financial reporting have been identified and include the following as described in management's assessment:

  •
  Effective Control Environment to Meet the Company's Growth

  •
  Financial Reporting

  •
  Leasehold Property Costs

  •
  Complex Accounting Issues

  •
  Income Taxes

        These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and this report does not affect our report dated June 14, 2013, except for Notes 2, 3, 4, 6, 7, 10, 14, 15, 16, and 19 which are as of November 27, 2013, on those consolidated financial statements.

        In our opinion, Magnum Hunter Resources Corporation did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

        We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the company after the date of management's assessment.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Magnum Hunter Resources Corporation as of December 31, 2012, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for the year then ended and our report dated June 14, 2013, except for Notes 2, 3, 4, 6, 7, 10, 14, 15, 16, and 19 which are as of November 27, 2013, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Dallas, Texas
June 14, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Magnum Hunter Resources Corporation

        We have audited the accompanying consolidated balance sheet of Magnum Hunter Resources Corporation and subsidiaries (collectively, the "Company") as of December 31, 2011, and the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and cash flows for each of the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP
Dallas, Texas
February 29, 2012, except for Note 19 and Note 7 as to which the dates are January 11, 2013 and November 27, 2013, respectively

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2012	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$57,623	$14,851
Restricted cash	1,500	—
Accounts receivable, net of allowance for doubtful accounts of $448 and $311 as of December 31, 2012 and 2011, respectively	124,861	48,083
Derivative assets	5,146	5,732
Inventory	9,162	4,534
Investments	3,278	497
Prepaid expenses and other assets	2,249	1,224
Assets held for sale	500	2,748

Total current assets	204,319	77,669

PROPERTY, PLANT AND EQUIPMENT
Oil and natural gas properties, successful efforts method of accounting	1,908,118	1,024,975
Accumulated depletion, depreciation, and amortization	(185,615)	(62,010)

Total oil and natural gas properties, net	1,722,503	962,965
Gas transportation, gathering and processing equipment and other, net	201,910	112,169

Total property, plant and equipment, net	1,924,413	1,075,134

OTHER ASSETS
Deferred financing costs, net of amortization of $8,024 and $958 as of December 31, 2012 and 2011, respectively	23,862	10,642
Derivatives and other assets, long term	6,455	1,913
Intangible assets, net	8,981	—
Goodwill	30,602	—
Assets held for sale	—	3,402

Total assets	$2,198,632	$1,168,760

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except share and per share data)

	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of notes payable	$3,991	$4,565
Accounts payable	196,515	138,320
Accrued liabilities	11,212	3,708
Revenue payable	20,394	10,781
Derivatives and other liabilities	11,544	7,454
Liabilities associated with assets held for sale	—	2,847

Total current liabilities	243,656	167,675
Long-term debt	886,769	285,824
Asset retirement obligation	28,322	20,089
Deferred tax liability	74,258	95,299
Derivative liabilities	47,524	6,112
Other long-term liabilities	5,573	2,842
Liabilities associated with assets held for sale	—	267

Total liabilities	1,286,102	578,108

COMMITMENTS AND CONTINGENCIES (Note 18)
REDEEMABLE PREFERRED STOCK
Series C Cumulative Perpetual Preferred Stock, cumulative dividend rate 10.25% per annum, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding as of December 31, 2012 and 2011, with liquidation preference of $25.00 per share	100,000	100,000
Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC, cumulative distribution rate of 8.0% per annum, 7,672,892 shares and none issued and outstanding as of December 31, 2012 and 2011, respectively, with liquidation preference of $167,403 and $0 as of December 31, 2012 and 2011, respectively	100,878	—

	200,878	100,000
SHAREHOLDERS' EQUITY
Preferred Stock of Magnum Hunter Resources Corporation, 10,000,000 shares, including authorized shares of Series C Preferred Stock
Series D Cumulative Preferred Stock, cumulative dividend rate 8.0% per annum, 5,750,000 shares authorized, 4,208,821 and 1,437,558 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively, with liquidation preference of $50.00 per share	210,441	71,878
Series E Cumulative Convertible Preferred Stock, cumulative dividend rate 8.0% per annum, 12,000 shares authorized, 3,775 shares issued and 3,705 shares outstanding and none issued and outstanding as of December 31, 2012 and 2011, respectively, with liquidation preference of $25,000 per share	94,371	—
Common stock, $0.01 par value; 250,000,000 shares authorized, 170,032,999 shares and 129,803,374 shares issued and 169,118,047 shares and 129,041,722 shares outstanding as of December 31, 2012 and 2011, respectively	1,700	1,298
Exchangeable common stock, par value $0.01 per share, 505,835 and 3,693,871 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	5	37
Additional paid in capital	715,033	569,690
Accumulated deficit	(307,484)	(140,070)
Accumulated other comprehensive loss	(8,889)	(12,463)
Treasury Stock, at cost
Series E Cumulative Preferred Stock, 70 shares and none as of December 31, 2012 and 2011, respectively	(1,750)	—
Common stock, 914,952 and 761,652 shares as of December 31, 2012 and 2011, respectively	(1,914)	(1,310)
Unearned common stock in KSOP at cost, none and 153,300 shares as of December 31, 2012 and 2011, respectively	—	(604)

Total Magnum Hunter Resources Corporation shareholders' equity	701,513	488,456
Non-controlling interest	10,139	2,196

Total shareholders' equity	711,652	490,652

Total liabilities and shareholders' equity	$2,198,632	$1,168,760

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
	Revised (Note 3)
REVENUES AND OTHER
Oil and natural gas sales	$114,659	$58,726	$26,974
Gas transportation, gathering and processing	13,040	494	163
Oil field services	12,333	7,149	1,222
Other revenue	324	86	250

Total revenue	140,356	66,455	28,609

EXPENSES
Lease operating expenses	26,839	14,998	10,678
Severance taxes and marketing	7,854	5,341	2,347
Exploration and abandonments	78,221	2,605	942
Gas transportation, gathering and processing	8,028	373	214
Oil field services	10,037	6,759	1,272
Impairment of proved oil and gas properties	3,772	—	306
Depreciation, depletion, amortization and accretion	59,730	23,246	8,189
Loss on sale of assets	628	361	—
General and administrative	53,454	54,360	24,773

Total expenses	248,563	108,043	48,721

OPERATING LOSS	(108,207)	(41,588)	(20,112)
OTHER INCOME (EXPENSE)
Interest income	199	10	61
Interest expense (Note 10)	(51,616)	(11,752)	(3,584)
Gain (loss) on derivative contracts, net	22,239	(6,346)	814
Other	(1,583)	—	9

Total other expense, net	(30,761)	(18,088)	(2,700)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(138,968)	(59,676)	(22,812)

Income tax benefit (expense)	19,312	2,862	3,199

LOSS FROM CONTINUING OPERATIONS	(119,656)	(56,814)	(19,613)
Income (loss) from discontinued operations, net of tax	(19,474)	(19,598)	1,613
Gain on sale of discontinued operations, net of tax	2,409	—	4,329

NET LOSS	(136,721)	(76,412)	(13,671)
Net loss (income) attributable to non-controlling interest	4,013	(249)	(129)

NET LOSS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION	(132,708)	(76,661)	(13,800)
Dividends on preferred stock	(34,706)	(14,007)	(2,467)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(167,414)	$(90,668)	$(16,267)

Weighted average number of common shares outstanding, basic and diluted	155,743,418	113,154,270	63,921,525

Loss from continuing operations per share, basic and diluted	$(0.96)	$(0.63)	$(0.34)
Income (loss) from discontinued operations per share, basic and diluted	(0.11)	(0.17)	0.09

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.07)	$(0.80)	$(0.25)

AMOUNTS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES
Loss from continuing operations, net of tax	$(115,643)	$(57,063)	$(19,742)
Income (loss) from discontinued operations, net of tax	(17,065)	(19,598)	5,942

Net loss	$(132,708)	$(76,661)	$(13,800)

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year ended December 31,
	2012	2011	2010
NET LOSS	(136,721)	(76,412)	(13,671)
Foreign currency translation gain (loss)	3,883	(12,477)	—
Unrealized gain (loss) on available for sale investments	(309)	14	—

COMPREHENSIVE LOSS	(133,147)	(88,875)	(13,671)

Comprehensive income (loss) attributable to non-controlling interests	4,013	(249)	(129)

COMPREHENSIVE LOSS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION	$(129,134)	$(89,124)	$(13,800)

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands)

	Number of Shares of Common Stock	Number of Shares of Exchangeable Common Stock	Number of Shares of Series D Preferred Stock	Number of Shares of Series E Preferred Stock	Deposit on Triad	Series D Preferred Stock	Series E Preferred Stock	Common Stock	Exchangeable Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Unearned Common Shares in KSOP	Non- controlling Interest	Total Shareholders' Equity
BALANCE, January 1, 2010	50,591	—	—	—	$(1,310)	$—	$—	$506	$—	$71,936	$(33,135)	$—	$—	$—	$1,321	$39,318
Share based compensation	2,539	—	—	—	—	—	—	25	—	6,355	—	—	—	—	—	6,380
Stock Options surrendered by holder for cash payment	—	—	—	—	—	—	—	—	—	(116)	—	—	—	—	—	(116)
Issued shares of Common Stock for payment of services	56	—	—	—	—	—	—	1	—	164	—	—	—	—	—	165
Sold shares of Series C Preferred Stock for cash	—	—	—	—	—	—	—	—	—	(1,419)	—	—	—	—	—	(1,419)
Sold shares of Common Stock for cash	10,832	—	—	—	—	—	—	108	—	38,570	—	—	—	—	—	38,678
Issued shares of Common Stock upon exercise of warrants and options	7,590	—	—	—	—	—	—	76	—	16,156	—	—	—	—	—	16,232
Issued shares of Common Stock upon redemption of Series B Convertible Preferred Stock	1,000	—	—	—	—	—	—	10	—	3,722	—	—	—	—	—	3,732
Preferred dividends	—	—	—	—	—	—	—	—	—	—	(2,467)	—	—	—	—	(2,467)
761,652 shares of common stock as deposit on Triad Acquisition returned to treasury	—	—	—	—	1,310	—	—	—	—	—	—	—	(1,310)	—	—	—
Loan of 153,300 shares to KSOP	—	—	—	—	—	—	—	—	—	—	—	—	—	(604)	—	(604)
Issued shares of common stock for acquisition of assets	2,255	—	—	—	—	—	—	23	—	17,071	—	—	—	—	—	17,094
Net loss	—	—	—	—	—	—	—	—	—	—	(13,800)	—	—	—	129	(13,671)

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)

(in thousands)

	Number of Shares of Common Stock	Number of Shares of Exchangeable Common Stock	Number of Shares of Series D Preferred Stock	Number of Shares of Series E Preferred Stock	Deposit on Triad	Series D Preferred Stock	Series E Preferred Stock	Common Stock	Exchangeable Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Unearned Common Shares in KSOP	Non- controlling Interest	Total Shareholders' Equity
BALANCE, December 31, 2010	74,863	—	—	—	$—	$—	$—	$749	$—	$152,439	$(49,402)	$—	$(1,310)	$(604)	$1,450	$103,322
Share based compensation	121	—	—	—	—	—	—	1	—	25,056	—	—	—	—	—	25,057
Issued shares of Series C Preferred Stock for cash	—	—	—	—	—	—	—	—	—	(689)	—	—	—	—	—	(689)
Sold shares of Common Stock for cash	1,714	—	—	—	—	—	—	17	—	13,875	—	—	—	—	—	13,892
Sold shares of Preferred Stock for cash	—	—	1,438	—	—	71,878	—	—	—	(6,189)	—	—	—	—	—	65,689
Issued shares of Common Stock upon exercise of warrants and options	6,293	—	—	—	—	—	—	63	—	7,555	—	—	—	—	—	7,618
Preferred dividends	—	—	—	—	—	—	—	—	—	—	(14,007)	—	—	—	—	(14,007)
Issued 12,875,093 warrants for payment of dividends on common stock with fair market value of $6.7 million	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issued 378,174 warrants for payment of dividends on MHR Exchangeco Corporation's exchangeable common stock with fair market value of $197 thousand	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issued shares of Common Stock for acquisitions	45,713	—	—	—	—	—	—	456	—	342,278	—	—	—	—	—	342,734
Issued shares of Common Stock to employees for change in control payments for NGAS Resources	351	—	—	—	—	—	—	4	—	2,798	—	—	—	—	—	2,802
Issued 138,388 warrants in replacement of NGAS Resources warrants	—	—	—	—	—	—	—	—	—	190	—	—	—	—	—	190
Non-controlling interest acquired in NGAS acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	497	497

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)

(in thousands)

	Number of Shares of Common Stock	Number of Shares of Exchangeable Common Stock	Number of Shares of Series D Preferred Stock	Number of Shares of Series E Preferred Stock	Deposit on Triad	Series D Preferred Stock	Series E Preferred Stock	Common Stock	Exchangeable Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Unearned Common Shares in KSOP	Non- controlling Interest	Total Shareholders' Equity
Issued exchangeable shares for acquisition of NuLoch Resources	—	4,276	—	—	—	—	—	—	43	31,600	—	—	—	—	—	31,643
Issued shares of Common Stock upon exchange of MHR Exchangeco Corporation's exchangeable shares	582	(582)	—	—	—	—	—	6	(6)	—	—	—	—	—	—	—
Issued shares of Common Stock for commitment fee	166	—	—	—	—	—	—	2	—	777	—	—	—	—	—	779
Net loss	—	—	—	—	—	—	—	—	—	—	(76,661)	—	—	—	249	(76,412)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(12,477)	—	—	—	(12,477)
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	14	—	—	—	14

BALANCE, December 31, 2011	129,803	3,694	1,438	—	$—	$71,878	$—	$1,298	$37	$569,690	$(140,070)	$(12,463)	$(1,310)	$(604)	$2,196	$490,652
Share based compensation	108	—	—	—	—	—	—	1	—	15,695	—	—	—	—	—	15,696
Issued shares as Employer Match on 401K	199	—	—	—	—	—	—	2	—	872	—	—	—	—	—	874
Sold shares of Preferred Stock for cash	—	—	2,771	1	—	138,563	25,000	—	—	(18,928)	—	—	—	—	—	144,635
Sold shares of Common Stock for cash	35,000	—	—	—		—	—	350	—	147,891	—	—	—	—	—	148,241
Issued shares of Common Stock upon exercise of warrants and options	1,438	—	—	—	—	—	—	14	—	2,317	—	—	—	—	—	2,331
Preferred dividends	—	—	—	—	—	—	—	—	—	—	(34,706)	—	—	—	—	(34,706)
Issued shares of Common Stock for acquisition of assets	297	—	—	—	—	—	—	3	—	1,899	—	—	—	—	—	1,902
Issued shares of Preferred Stock for acquisition of assets	—	—	—	3	—	—	69,371	—	—	(4,403)	—	—	—	—	—	64,968

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (Continued)

(in thousands)

	Number of Shares of Common Stock	Number of Shares of Exchangeable Common Stock	Number of Shares of Series D Preferred Stock	Number of Shares of Series E Preferred Stock	Deposit on Triad	Series D Preferred Stock	Series E Preferred Stock	Common Stock	Exchangeable Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Unearned Common Shares in KSOP	Non- controlling Interest	Total Shareholders' Equity
Issued shares of common stock upon exchange of MHR Exchangeco Corporation's exchangeable shares	3,188	(3,188)	—	—	—	—	—	32	(32)	—	—	—	—	—	—	—
Purchase of outstanding non-controlling interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(497)	(497)
Issued common units of Eureka Hunter Holdings for asset acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,453	12,453
Common shares returned to Treasury from KSOP	—	—	—	—	—	—	—	—	—	—	—	—	(604)	604	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	(1,750)	—	—	(1,750)
Net loss	—	—	—	—	—	—	—	—	—	—	(132,708)	—	—	—	(4,013)	(136,721)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	3,883	—	—	—	3,883
Unrealized loss on available for sale securities	—	—	—	—	—	—	—	—	—	—	—	(309)	—	—	—	(309)

BALANCE, December 31, 2012	170,033	506	4,209	4	$—	$210,441	$94,371	$1,700	$5	$715,033	$(307,484)	$(8,889)	$(3,664)	$—	$10,139	$711,652

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(136,721)	$(76,412)	$(13,671)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion, depreciation, amortization and accretion	135,896	49,090	10,346
Share-based compensation	15,696	25,057	6,380
Impairment of oil and gas properties	4,096	21,782	306
Exploration and abandonments	116,686	1,118	—
Gain on sale of assets	(3,074)	(186)	(6,731)
Unrealized (gain) loss on derivative contracts	(10,945)	4,210	3,063
Unrealized loss on investments	2,200	—	—
Amortization and write off of deferred financing cost and discount on Senior Notes included in interest expense	7,399	3,636	1,201
Deferred tax benefit	(21,595)	(696)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(73,549)	(25,075)	(2,949)
Inventory	(6,198)	(3,889)	—
Prepaid expenses and other current assets	(538)	(124)	134
Accounts payable	16,390	25,883	8,866
Revenue payable	8,776	6,979	359
Accrued liabilities	3,492	2,465	(8,472)

Net cash provided by (used in) operating activities	58,011	33,838	(1,168)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures and advances	(568,610)	(291,942)	(80,078)
Cash paid in acquisitions, net of cash received of $34; $2,500; and $0, respectively	(444,844)	(78,524)	(59,500)
Proceeds from sale of assets	4,158	8,709	21,238
Change in deposits and other long-term assets	89	42	59

Net cash used in investing activities	(1,009,207)	(361,715)	(118,281)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuing Senior Notes	596,907	—	—
Proceeds from borrowings on debt	546,043	493,906	101,581
Proceeds from sale of Series A preferred units in Eureka Hunter Holdings	149,655	—	—
Net proceeds from sale of common stock	148,241	13,892	38,678
Net proceeds from sale of preferred shares	144,635	94,764	63,444
Proceeds from exercise of warrants and options	2,331	7,618	16,232
Change in other long-term liabilities	186	69	—
Options surrendered for cash	—	—	(116)
Cash paid upon conversion of Series B Preferred Stock	—	—	(11,250)
Purchase of treasury shares	(1,750)	—	(604)
Payment of deferred financing costs	(20,313)	(11,577)	(2,866)
Preferred stock dividends paid	(26,839)	(14,007)	(2,492)
Principal repayments of debt	(542,654)	(242,472)	(84,886)

Net cash provided by financing activities	996,442	342,193	117,721

Effect of foreign exchange rate changes on cash	(2,474)	(19)	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(in thousands)

	Year Ended December 31,
	2012	2011	2010
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	42,772	14,297	(1,728)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,851	554	2,282

CASH AND CASH EQUIVALENTS, END OF YEAR	$57,623	$14,851	$554

Cash paid for interest	$40,069	$7,952	$2,749

NON-CASH TRANSACTIONS
Common stock issued for acquisitions	$1,902	$345,537	$17,093

Non-cash additions to asset retirement obligation	$8,492	$12,628	$2,324

Non-cash consideration received from sale of assets	$7,120	$—	$—

Preferred stock issued for acquisitions	$64,968	$—	$14,982

Debt assumed in acquisitions	$—	$71,895	$3,412

Common stock issued for payment of services	$—	$779	$165

Common stock issued in conversion of Series C Convertible Preferred Stock	$—	$—	$3,732

Change in accrued capital expenditures	$34,621	$81,136	$23,218

Common stock issued for 401(k) matching contribution	$874	$—	$—

Eureka Hunter Holdings Series A preferred dividends paid in kind	$1,658	$—	$—

Eureka Hunter Holdings Series A common units issued for an acquisition	$12,453	$—	$—

Exchangeable common stock issued for acquisition of NuLoch Resources	$—	$31,642	$—

Warrants issued for payment of common stock dividends	$—	$6,695	$—

Warrants issued for payment of dividends on MHR Exchangeco Corporation exchangeable shares	$—	$197	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        Magnum Hunter Resources Corporation, a Delaware corporation, operating directly and indirectly through its subsidiaries ("Magnum Hunter" or the "Company"), is a Houston, Texas based independent exploration and production company engaged in the acquisition and development of producing properties and undeveloped acreage and the production of oil and natural gas in the United States and Canada and certain midstream and oil field service activities.

NOTE 2—LIQUIDITY

        At December 31, 2012, the Company had (i) unrestricted and restricted cash and cash equivalents of $57.6 million and $1.5 million, respectively, of which $36.3 million was held by its subsidiary Eureka Hunter Holdings, LLC or its subsidiaries (which are unrestricted subsidiaries under the Company's senior credit facility) and was only available for use by Eureka Hunter Holdings, LLC or its subsidiaries; and (ii) a working capital deficit of $39.3 million.

        The Company utilizes its credit agreements, as described in "Note 10—Long-Term Debt", to fund a portion of its operating and capital needs. Under the Company's MHR Senior Revolving Credit Facility, its total outstanding debt at December 31, 2012 was $225.0 million, with at borrowing base at December 31, 2012 of $337.5 million. Thus, the Company's remaining available borrowing capacity under the MHR Senior Revolving Credit Facility at that date was $112.5 million. Pursuant to the terms of the Company's MHR Senior Revolving Credit Facility, its borrowing base was redetermined on February 25, 2013, and its borrowing base was increased to $350.0 million. On April 24, 2013, the Company sold its wholly-owned subsidiary, Eagle Ford Hunter. As provided by an amendment to the MHR Senior Revolving Credit Facility, as a result of the sale, the borrowing base under the facility was adjusted down to $265.0 million. See "Note 20—Subsequent Events" .

        For the year ended December 31, 2012, the Company had net loss attributable to common shareholders of $167.4 million and an operating loss from continuing operations of $108.2 million, including $41.6 million related to unproved property impairments, a $34.1 million charge related to unproved leasehold abandonments, and $3.8 million impairment of proved oil and gas properties.

        As of December 31, 2012, the Company was in compliance with all of its covenants, as amended or waived, contained in its credit agreements, as described in "Note 10—Long-Term Debt".

        The Company believes the combination of (i) cash on hand, (ii) cash flow generated from the expected success of prior capital development projects, (iii) borrowing capacity available under its credit agreements, (iv) liquidation of its shares of Penn Virginia stock (see "Note 20—Subsequent Events"), and (v) proceeds from expected asset sales, provide sufficient means to conduct is operations, meet its contractual obligations, including its debt covenant requirements, as amended, and complete its budgeted capital expenditure program for the twelve months ending December 31, 2013.

Effect of Late SEC Filings on Liquidity and Capital Resources

        The Company is no longer able to access the capital markets using short-form registration statements or "at-the-market" offerings as a result of certain late filings. The Company's ability to access the MHR Senior Revolving Credit Facility, and for Eureka Pipeline to access the Eureka Pipeline Revolver and the Eureka Pipeline Term Loan, could be curtailed or eliminated if an uncured cross-default under such facilities results from any uncured "event of default" under the indenture relating to the Company's Senior Notes stemming from its late SEC filings. These adverse impacts from

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 2—LIQUIDITY (Continued)

the Company's late SEC filings will be reduced, to some extent, by the net proceeds it received from the Eagle Ford Properties Sale and expected net proceeds in 2013 and 2014 from sales of non-core properties.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Eagle Ford Hunter, Inc., Triad Hunter, LLC, Alpha Hunter Drilling, LLC, Hunter Real Estate, LLC, NGAS Hunter, LLC, Magnum Hunter Production, Inc., Magnum Hunter Resources GP, LLC, Magnum Hunter Resources LP, MHR Callco Corporation, MHR Exchangeco Corporation, Williston Hunter Canada, Inc., Williston Hunter, Inc., Williston Hunter ND, LLC, NGAS Gathering, LLC, Sentra Corporation, Energy Hunter Securities, Inc., Bakken Hunter, LLC, Viking International Resources Co., Inc. ("Virco"), Magnum Hunter Marketing, LLC, and Magnum Hunter Services, LLC. The Company has consolidated PRC Williston, LLC ("PRC Williston") and Eureka Hunter Holdings, LLC ("Eureka Hunter Holdings") in which it owns 87.5% and 61.0%, respectively, as of December 31, 2012. Eureka Hunter Holdings owns, directly or indirectly, 100% of the equity interests of Eureka Hunter Pipeline, LLC ("Eureka Hunter Pipeline"), TransTex Hunter, LLC and Eureka Hunter Land, LLC. The consolidated financial statements also reflect the interests of Magnum Hunter Production, Inc. in various managed drilling partnerships. The Company accounts for the interests in these partnerships using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions and conditions. Significant estimates are required for proved oil and gas reserves which may have a material impact on the carrying value of oil and gas property.

Revision to the Financial Statements

        As discussed in Note 20, on April 24, 2013, the Company sold all of its ownership interest in its wholly owned subsidiary, Eagle Ford Hunter, Inc. The operating results of Eagle Ford Hunter, Inc. ("Eagle Ford Hunter"), which has historically been included as part of the U.S. Upstream operating segment, have been reclassified as discontinued operations in the consolidated statements of operations for all periods presented.

        In September 2013, the Company adopted a plan to divest all of its interests in (i) Magnum Hunter Production, Inc. ("MHP"), a wholly-owned subsidiary of the Company whose oil and natural gas operations are located primarily in the Southern Appalachian Basin in Kentucky and Tennessee, and (ii) the Canadian operations of Williston Hunter Canada, Inc., a wholly-owned subsidiary of the Company ("WHI Canada"). As of September 30, 2013, the Company is actively marketing these interests and anticipates completing the divestitures by the second quarter of 2014. The Company has reflected the operations as discontinued operations for all periods presented.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Certain balances in the consolidated financial statements and disclosures in footnotes 2, 3, 4, 6, 7, 10, 14, 15, 16 and 19 as they appeared in the Company's Annual Report on 10-K have been revised for inclusion in the Company's Registration Statement under the Securities Act of 1933 as filed on Form S-1 to which these financial statements are included.

Reclassification of Prior-Year Balances

        Certain prior-year balances in the consolidated financial statements have been reclassified to correspond with current-year classifications. As a result of the sale of Hunter Disposal, LLC, the Company reclassified the assets and liabilities of this entity to assets and liabilities held for sale and the gain on sale and all prior operating income and expense for this entity as discontinued operations.

Cash and cash equivalents

        Cash and cash equivalents include cash in banks and highly liquid debt securities that have original maturities of three months or less. At December 31, 2012, the Company had cash deposits in excess of FDIC insured limits at various financial institutions.

Financial Instruments

        The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities, derivatives, and certain long-term debt approximate fair value as of December 31, 2012 and 2011. See "Note 4—Fair Value of Financial Instruments".

Inventory

        Inventories were comprised of $11.5 million and $4.3 million of materials and supplies as of December 31, 2012 and 2011, respectively. The Company's materials and supplies inventory is primarily comprised of frac sand used in the completion process of hydraulic fracturing. Frac sand is acquired for use in future well completion operations or repair operations and is carried at the lower of cost or market, on a first-in, first-out cost basis. "Market," in the context of inventory valuation, represents net realizable value, which is the amount that the Company is allowed to bill to the joint accounts under joint operating agreements to which the Company is a party. Valuation reserve allowances for materials and supplies inventories are recorded as reductions to the carrying values of the materials and supply inventories in the Company's consolidated balance sheets and as operating expense in the accompanying consolidated statements of operations. As of December 31, 2012, the Company estimated that $3.5 million of its frac sand inventory would not be utilized within one year. Accordingly, those inventory values have been classified as derivatives and other long term assets in the accompanying consolidated balance sheet as of December 31, 2012.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Commodities inventories are carried at the lower of average cost or market, on a first-in, first-out basis. The Company's commodities inventories consist of oil held in storage and gas pipeline fill volumes. Any valuation allowances of commodities inventories are recorded as reductions to the carrying values of the commodities inventories included in the Company's consolidated balance sheets and as charges to lease operating expense in the consolidated statements of operations. The Company had $1.1 million and $207,000 in commodities inventory as of December 31, 2012 and December 31, 2011, respectively.

Oil and Gas Properties

Capitalized Costs

        Our oil and gas properties comprised the following:

	December 31,
	2012	2011
	(in thousands)
Mineral interests in properties:
Unproved leasehold costs	$645,164	$424,610
Proved leasehold costs	529,538	218,654
Wells and related equipment and facilities	652,188	349,533
Uncompleted wells, equipment and facilities	71,665	27,741
Advances to operators for wells in progress	9,563	4,437

Total costs	1,908,118	1,024,975
Less accumulated depreciation, depletion, and amortization	(185,615)	(62,010)

Net capitalized costs	$1,722,503	$962,965

        The Company follows the successful efforts method of accounting for our oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties and to drill and equip new development wells and related asset retirement costs are capitalized. Costs to acquire mineral interests and drill exploratory wells are also capitalized pending determination of whether the wells have proved reserves or not. If the Company determines that the wells do not have proved reserves, the costs are expensed to exploration and abandonments. Geological and geophysical costs, including seismic studies and related costs of carrying and retaining unproved properties are charged to exploration expense as incurred. The Company capitalizes interest on expenditures for significant capital asset projects that last more than six months while activities are in progress to bring the assets to their intended use. Interest of $4.4 million, all related to pipeline building projects at Eureka Hunter Pipeline, was capitalized during the year ended 2012. The Company did not capitalize any interest in 2011 or 2010.

        On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with no resulting gain or loss recognized in income. A sale of an entire field is treated as discontinued operations. In 2010, the Company sold its interest in our Cinco Terry property and reflected the gain on sale and current and prior operating results as discontinued operations. In 2012, the Company sold its interest in

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Hunter Disposal, LLC, and reflected the gain on sale and current and prior operating results as discontinued operations. See "Note 7—Discontinued Operations".

        Certain balances in the consolidated financial statements and disclosures in the footnotes have been revised as a result of the sale of Eagle Ford Hunter on April 24, 2013, and MHP and WHC meeting the requirements for classification as discontinued operations on September 30, 2013, for inclusion in the Company's Registration Statement under the Securities Act of 1933 as filed on form S-1 to which these financial statements are included. The operating results of Eagle Ford Hunter and MHP, which have historically been included as part of the U.S. Upstream operating segment and WHC, which historically has been the only member of our Canadian Upstream segment, have been reclassified as discontinued operations in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010. See "Revision to the Financial Statements" above.

        Leasehold costs attributable to proved oil and gas properties are depleted by the unit-of-production method over total proved reserves. Capitalized development costs are depleted by the unit-of-production method over producing proved reserves. Depreciation, depletion, and amortization expense for oil and gas producing property and related equipment was $49.2 million, $18.4 million, and $8.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

        Unproved oil and gas leasehold costs that are individually significant are periodically assessed for impairment of value by comparing current quotes and recent acquisitions, and taking into account management's intent, and a loss is recognized at the time of impairment by providing an impairment allowance. The Company recorded $41.6 million in unproved property impairment during the year ended December 31, 2012, comprised of $35.0 million, $5.2 million, and $1.4 million in our Williston and Appalachian Basins and south Texas properties, respectively. There was no unproved property impairment for the years ended December 31, 2011 and 2010.

        Capitalized costs related to proved oil and gas properties, including wells and related equipment and facilities, are evaluated for impairment quarterly based on an analysis of undiscounted future net cash flows. If undiscounted future net cash flows are insufficient to recover the net capitalized costs related to proved properties, then the Company recognize an impairment charge in income from operations equal to the difference between the net capitalized costs related to proved properties and their estimated fair values based on the present value of the related future net cash flows and other relevant market value data. Impairment of proved oil and gas properties is calculated on a field by field basis. An impairment is recorded when the estimated fair value of a field is determined to be less than the net capitalized cost of the field. The Company recorded $3.8 million in impairment charges for the year ended December 31, 2012, $3.6 million of which were related to the Williston Basin. The Company did not have any impairment charges to our proved properties held by continuing operations for the year ended December 31, 2011. During the year ended December 31, 2010, the Company recorded $306,000 in impairment charges related to our Giddings Field proved property.

        It is common for operators of oil and gas properties to request that joint interest owners pay for large expenditures, typically for drilling new wells, in advance of the work commencing. This right to call for cash advances is typically a provision of the joint operating agreement that working interest owners in a property adopt. The Company record these advance payments in Advances in our property account and reclassify amounts from this account when the actual expenditure is later billed to us by the operator.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        If an unproved property is sold or the lease expires without identifying proved reserves, the cost of the property is charged to the impairment allowance. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Estimates of Proved Oil and Gas Reserves

        Estimates of our proved reserves included in this report are prepared in accordance with U.S. SEC guidelines for reporting corporate reserves and future net revenue. The accuracy of a reserve estimate is a function of:

  •
  the quality and quantity of available data;

  •
  the interpretation of that data;

  •
  the accuracy of various mandated economic assumptions; and

  •
  the judgment of the persons preparing the estimate.

        Our proved reserve information included in this report was predominately based on evaluations reviewed by independent third party petroleum engineers. Estimates prepared by other third parties may be higher or lower than those included herein. Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

        In accordance with SEC requirements, the Company based the estimated discounted future net cash flows from proved reserves on the unweighted arithmetic average of the prior 12-month commodity prices as of the first day of each of the months constituting the period and costs on the date of the estimate.

        The estimates of proved reserves materially impact depreciation, depletion, amortization and accretion (DDA&A) expense. If the estimates of proved reserves decline, the rate at which the Company records DDA&A expense will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce from higher-cost fields.

Oil and Gas Operations

Revenue Recognition

        Revenues associated with sales of crude oil, natural gas, and natural gas liquids are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

        Revenues from the production of natural gas and crude oil from properties in which the Company has an interest with other producers are recognized based on the actual volumes sold during the period. Any differences between volumes sold and entitlement volumes, based on our net working interest, which are deemed to be non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are generally not significant.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenues from field servicing activities are recognized at the time the services are provided and earned as provided in the various contract agreements. Gas gathering revenues are recognized at the time the natural gas is delivered at the destination point.

Accounts Receivable

        The Company recognizes revenue for our production when the quantities are delivered to or collected by the respective purchaser. Prices for such production are defined in sales contracts and are readily determinable or estimable based on available data.

        Accounts receivable from joint interest owners consist of joint interest owner obligations due within 30 days of the invoice date. Accounts receivable, oil and gas sales, consist of accrued revenues due under normal trade terms, generally requiring payment within 30 to 60 days of production. The Company reviews accounts receivable periodically and reduce the carrying amount by a valuation allowance that reflects our best estimate of the amount that may not be collectible. As of December 31, 2012 and 2011, the Company had allowance for doubtful accounts of $448 thousand and $286 thousand respectively.

Accounts Payable

        Our accounts payable consisted of trade payables of $196.5 million and $138.3 million as of December 31, 2012 and 2011, respectively.

Revenue Payable

        Revenue payable represents amounts collected from purchasers for oil and gas sales which are either revenues due to other working or royalty interest owners or severance taxes due to the respective state or local tax authorities. Generally, the Company is required to remit amounts due under these liabilities within 30 days of the end of the month in which the related production occurred.

Lease Operating Expenses

        Lease operating expenses, including compressor rental and repair, pumpers' salaries, saltwater disposal, ad valorem taxes, insurance, repairs and maintenance, workovers and other operating expenses are expensed as incurred. Transportation, gathering, and processing costs are expensed as incurred and included in lease operating expenses.

Exploration and Abandonment Costs

        Exploration expenses include dry hole costs, delay rentals, and geological and geophysical costs. Abandonment costs are charges to leasehold costs associated with acreage that the Company chose not to develop and impair such costs or allow leases to expire, whichever occurs first. The Company did not

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

drill any dry holes in 2012, 2011, or 2010. The following table provides the Company's exploration and abandonment costs from continuing operations for 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Geological and geophysical	$2,570	$1,497	$942
Leasehold abandonment	34,056	1,108	—
Leasehold impairments	41,595	—	—

	$78,221	$2,605	$942

        During 2012, the Company's exploration and abandonment expense was primarily attributable to $41.6 million in leasehold impairments and $34.1 million in leasehold abandonment expense, of which $24.3 million and $9.8 million was associated with the Company's unproved properties in the Williston Basin and Appalachian Basin, respectively. The impairment is primarily due to the large acreage position the Company initially acquired and results to date in the area, which led us to focus on other areas, thereby letting certain acreage expire in that region. The significant components of the Company's 2011 exploration and abandonment expense included unproved acreage abandonments of $802,000 and $306,000 in the Appalachian Basin and Eagle Ford Shale areas, respectively, and $1.5 million of geological and geophysical costs.

        During the quarter ended March 31, 2013, the Company recognized an additional $4.7 million lease abandonment expense related to leases that expired on approximately 700 acres in the Williston Basin region that the Company planned to renew as of December 31, 2012, but failed to renew as a result of logistical difficulties.

Severance Taxes and Marketing Costs

        Severance taxes are comprised of production taxes charged by most states on oil, natural gas, and natural gas liquids produced. These taxes are computed on the basis of volumes and/or value of production or sales. These taxes are usually levied at the time and place the minerals are severed from the producing reservoir. Marketing costs are those directly associated with marketing our production and are based on volumes.

Gas Gathering and Processing Costs

        Gas gathering and processing costs are those costs associated with oil and gas gathering revenues of our midstream operations.

Dependence on Major Customers

        The Company's share of oil and gas production is sold to various purchasers who must be prequalified under the Company's credit risk policies and procedures. The Company records allowances for doubtful accounts based on the age of accounts receivables and the financial condition of its purchasers and, depending on facts and circumstances, may require purchasers to provide collateral or otherwise secure their accounts. The loss of any one significant purchaser could have a material, adverse effect on the ability of the Company to sell its oil and gas production in a certain region. Although the Company is exposed to a concentration of credit risk, it believes that all of its purchasers are credit worthy. See "Note 15—Major Customers".

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dependence on Suppliers

        Our industry is cyclical, and from time to time there is a shortage of drilling rigs, fracture stimulation services, equipment, related supplies and qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in the areas where the Company operates, it could be materially and adversely affected. The Company believes that there are potential alternative providers of drilling services and that it may be necessary to establish relationships with new contractors as our activity level increases and capital program grows. However, there can be no assurance that the Company can establish such relationships and that those relationships will result in increased availability of drilling rigs.

Gas Gathering, Processing and Other Equipment

        Our gas gathering system assets and field servicing assets are carried at cost. The Company capitalizes interest on expenditures for significant construction projects that last more than six months while activities are in progress to bring the assets to their intended use. Interest of $4.4 million was capitalized on our Eureka Hunter Gas Gathering System during the year ended 2012, and no interest was capitalized in 2011 or 2010. Depreciation of gas gathering system assets is provided using the straight line method over an estimated useful life of fifteen years. Depreciation of field servicing assets is provided using the straight line method over various useful lives ranging from three to ten years. Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition.

        Furniture, fixtures and equipment are carried at cost. Depreciation of furniture, fixtures and equipment is provided using the straight-line method over estimated useful lives ranging from five to fifteen years. Gain or loss on retirement or sale or other disposition of assets is included in other income in the period of disposition.

	December 31,
	2012	2011
	(In thousands)
Gas gathering, processing and other equipment	$218,656	$121,030
Less accumulated depreciation and depletion	(16,746)	(8,861)

Net capitalized costs	$201,910	$112,169

        Depreciation expense for other property and equipment was $8.1 million, $7.8 million, and $52,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

        TransTex Hunter sells and leases gas treating and processing equipment, much of which is leased to third party operators for treating gas at the wellhead. The leases generally have a term of three years or less. The equipment under leases in place as of December 31, 2012 had terms for future payments extending as far as December 2014. TransTex Hunter has non-cancelable leases to third parties in place as of December 31, 2012, with future minimum base rentals of $3.9 million and $1.6 million for the years ending December 31, 2013 and 2014, respectively. Equipment leasing revenue is reported in gas transportation, gathering, and processing revenue in our statement of operations.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Costs

        In connection with debt financings, the Company paid $20.3 million and $11.6 million in fees in the year ended December 31, 2012, and 2011, respectively. These fees were recorded as deferred financing costs and are being amortized over the life of the debt instrument using the straight line method for debt in the form of a line of credit and effective interest method for term loans. Amortization and write off of deferred financing costs for the years ended December 31, 2012, 2011, and 2010 was $7.1 million, $3.6 million, and $1.2 million, respectively.

Commodity and Financial Derivative Instruments

        The Company use commodity and financial derivative instruments, typically options and swaps, to manage the risk associated with fluctuations in oil and gas prices, and the Company accounts for these instruments in accordance with ASC 815—Derivatives and Hedging. The Company also has an embedded derivative liability resulting from certain conversion features, redemption options, and other features of our Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC and an embedded derivative asset resulting from the bifurcated conversion feature associated with the convertible note received as partial consideration upon the sale of Hunter Disposal, LLC. See "Note 4—Fair Value of Financial Instruments", "Note 7—Discontinued Operations", "Note 12—Shareholders' Equity", and "Note 17—Related Party Transactions".

        Derivative instruments are recorded at fair value in the balance sheet as either an asset or liability, with those contracts maturing in the next twelve months classified as current, and those maturing thereafter as long-term. The Company recognizes changes in the derivatives' fair values in earnings, as it has not designated our oil and gas price derivative contracts as cash flow hedges. The Company recognizes the realized and unrealized gains and losses on a net basis within the "Gain (loss) on derivative contracts" line item within the "Other Income (expense)" section of the Consolidated Statement of Operations. Additionally, the Company separately discloses the "Realized gain (loss)" and "Unrealized gain (loss)" within the "Notes to the Consolidated Financial Statements" in accordance with ASC 815.

Investments

        Investments are comprised of common and preferred stock of companies publicly traded on the TSX Venture Exchange and the NYSE MKT (formerly NYSE Amex) with quoted prices in active markets. On February 17, 2012, the Company received 1,846,722 restricted common shares of GreenHunter Resources, Inc., with a discounted carrying value of $1.3 million at December 31, 2012, and 88,000 shares of GreenHunter Resources, Inc. 10% Series C Preferred Stock, with a discounted fair value of $1.7 million at December 31, 2012, as partial consideration for the sale by our wholly-owned subsidiary, Triad Hunter, LLC, of its equity ownership interest in Hunter Disposal, LLC to GreenHunter Resources, Inc. The GreenHunter common stock investment is accounted for under the equity method within the scope of ASC 323: Investments—Equity Method. The Company initially accounted for its investment in GreenHunter's Series C Preferred Stock under the cost method specified in ASC 325: Investments—Other. The preferred shares were cost basis investments from February 17, 2012 through July 31, 2012, since the preferred stock was not publicly traded and did not have a readily determinable fair value, and therefore ineligible for accounting under ASC 320: Investments—Debt and Equity Securities.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Beginning July 31, 2012, the GreenHunter Series C Preferred Stock is publicly traded with a readily determinable fair value and is classified as available for sale within the scope of ASC 320. Available-for-sale assets are included in Investments on our balance sheet and represent securities and other financial investments that are neither held for trading, nor held to maturity, nor held for strategic reasons, and that have a readily available market price. As such, the gains and losses resulting from marking available-for-sale investments to market are not included in net income but are reflected in other comprehensive income until they are realized.

        Below is a summary of changes in investments for the years ended December 31, 2012 and 2011:

	Available for Sale Securities	Equity Method Investments	Cost Method Investments
	(in thousands)
Fair value at January 1, 2011	$—	$—	$—
Acquisition of available for sale securities	483	—	—
Change in fair value recognized in other comprehensive income	14	—	—

Fair value at December 31, 2011	497	—	—
Additional cost basis from acquisition	—	3,943	1,870
Transfers	1,770	—	(1,770)
Decrease in carrying amount return of capital	—	—	(100)
Equity in net loss recognized in other income (expense)	—	(1,333)	—
Impairment in carrying value of equity method investment recognized in other income (expense)	—	(538)	—
Change in fair value recognized in other comprehensive loss	(309)	—	—

Fair value as of December 31, 2012	$1,958	$2,072	$—

        On April 24, 2013, the Company received 10.0 million shares of common stock of Penn Virginia Corporation valued at approximately $42.3 million (as of June 1, 2013) as partial consideration for the sale of our wholly-owned subsidiary, Eagle Ford Hunter. The Company plans to sell some or all of these shares opportunistically depending upon market conditions. See "Note 20—Subsequent Events".

Goodwill and Other Intangible Assets

        During 2012, the Company recorded goodwill associated with the acquisition of the assets of TransTex Gas Services, LP, which represents the fair value of the acquired entity over the net amounts assigned to assets acquired and liabilities assumed. In accordance with GAAP, goodwill is not amortized to earnings, but is assessed annually in April for impairment, or whenever events or circumstances indicate that impairment of the carrying value of goodwill is likely. The Company has established April 1 as the annual testing date. If the carrying value of goodwill is determined to be impaired, it is reduced to its implied fair value with a corresponding charge to pretax earnings in the period in which it is determined to be impaired. Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2011-08, Intangibles—Goodwill and Other (Topic 350) permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

two-step goodwill impairment test. The Company performed an interim evaluation of any triggering events, and none were determined to exist.

        Intangible assets consist primarily of the fair value of the acquired gas treating agreements and customer relationships in the TransTex Gas Services, LP assets acquisition. The intangible assets were valued at fair value using a discounted cash flow model with a discount rate of 13%. Such assets will be amortized over the weighted average term of 8.5 years. The customer relationships are being amortized with a 12.5 year life. Amortizable intangible assets are required to be evaluated at least annually for impairment. If the carrying value of an individual amortizable intangible asset exceeds its fair value as determined by its discounted cash flows, such individual amortizable intangible asset is written down by the amount of the excess. Other intangible assets are evaluated for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. At December 31, 2012, our other intangible assets were not impaired.

Assets Held for Sale

        The Company agreed to exchange a drilling rig owned by Alpha Hunter Drilling, a subsidiary of Triad Hunter, LLC, as partial consideration toward the purchase of a new drilling rig. The trade in value of the rig is $500,000 and has been reclassified to assets held for sale as of December 31, 2012, and the remaining book value of the rig of $156,000 was written off as an expense.

        As a result of the sale of Hunter Disposal, LLC, the Company reclassified the gain on sale and all prior operating income and expense for this entity to discontinued operations.

Asset Retirement Obligation

        The asset retirement obligation primarily represents the estimated present value of the amount the Company will incur to plug, abandon and remediate our producing properties at the projected end of their productive lives, in accordance with applicable federal, state and local laws. The Company determined its asset retirement obligation by calculating the present value of estimated cash flows related to the obligation. The retirement obligation is recorded as a liability at its estimated present value as of the asset's inception, with an offsetting increase to proved properties. Periodic accretion of discount of the estimated liability is recorded as accretion expense in the consolidated statements of operations.

        The liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells and our risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligation. The liability for current and long term asset retirement obligations were approximately $2.4 million and $28.3 million, respectively, at December 31, 2012, and $0.5 million and $20.1 million, respectively, at December 31, 2011. The liability for current asset retirement obligations is reported in other current liabilities. See "Note 9—Asset Retirement Obligations".

Share-Based Compensation

        The Company estimates the fair value of share-based payment awards made to employees and directors, including stock options, restricted stock and matching contributions of stock to employees

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

under our employee stock ownership plan, on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense ratably over the requisite service periods. Awards that vest only upon achievement of performance criteria are recorded only when achievement of the performance criteria is considered probable. The Company estimated the fair value of each share-based award using the Black-Scholes option pricing model or a lattice model. These models are highly complex and dependent on key estimates by management. The estimates with the greatest degree of subjective judgment are the estimated lives of the stock-based awards, the estimated volatility of our stock price, and the assessment of whether the achievement of performance criteria is probable.

Income Taxes

        Income taxes are accounted for in accordance with FASB ASC 740, under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at year-end. The effect on deferred taxes for a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Uncertain Income Tax Positions

        Under accounting standards for uncertainty in income taxes (ASC 740-10), a company recognizes a tax benefit in the financial statements for an uncertain tax position only if management's assessment is that the position is "more likely than not" (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term "tax position" in the accounting standards for income taxes refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. The Company had no uncertain tax positions at December 31, 2012 or 2011.

Loss per Common Share

        Basic net income or loss per common share is computed by dividing the net income or loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any outstanding convertible securities.

        The Company has issued potentially dilutive instruments in the form of our restricted common stock granted and not yet issued, common stock warrants, common stock options granted to our employees and directors, and our Series E Cumulative Convertible Preferred Stock. The Company did not include any of these instruments in its calculation of diluted loss per share during the period because to include them would be anti-dilutive due to the Company's loss from continuing operations during the periods.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table summarizes the types of potentially dilutive securities outstanding as of December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
	(in thousands of shares)
Series E Preferred Stock	11,103	—	—
Warrants	13,376	13,526	963
Restricted shares granted, not yet issued	—	38	118
Common stock options	14,710	12,566	12,781

Total	39,189	26,130	13,862

Recently Issued Accounting Pronouncements

        None.

Regulated Activities

        Energy Hunter Securities, Inc. is a wholly-owned subsidiary and is a registered broker-dealer and member of the Financial Industry Regulatory Authority. Among other regulatory requirements, it is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. Because it does not hold customer funds or securities or owe money or securities to customers, Energy Hunter Securities, Inc. is required to maintain minimum net capital equal to the greater of $5,000 or 6.67% of its aggregate indebtedness. At December 31, 2012 and 2011, Energy Hunter Securities, Inc. had net capital of $61,074 and $49,000, respectively, and aggregate indebtedness of $38,926 and $132,000, respectively.

        Sentra Corporation owns and operates distribution systems for retail sales of natural gas in south central Kentucky. Sentra Corporation's gas distribution billing rates are regulated by Kentucky's Public Service Commission based on recovery of purchased gas costs. The Company accounts for its operations based on the provisions of ASC 980-605, Regulated Operations—Revenue Recognition, which requires covered entities to record regulatory assets and liabilities resulting from actions of regulators. For the years ended December 31, 2012, 2011, and 2010, the Company had gas transmission, compression and processing revenue, reported in other revenue, which included gas utility sales from Sentra Corporation's regulated operations aggregating $511,000, $61,000, and $0, respectively.

Other Comprehensive Income (Loss)

        The functional currency of the Company's operations in Canada, the only country in addition to the United States in which the Company operates, is the Canadian dollar. For purposes of consolidation, the Company translates the assets and liabilities of its Canadian subsidiary into U.S. dollars at current exchange rates while revenues and expenses are translated at the average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income within shareholders' equity on its consolidated balance sheets. During the year ended December 31, 2012, 2011, and 2010 the Company recognized a translation gain of $3.9 million and a loss of $12.5 million, and zero, respectively. As the Company considers undistributed earnings in Canada to be indefinitely reinvested in Canada, there is no tax effect of the translation gain.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS

        Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

  •
  Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets;

  •
  Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable;

  •
  Level 3—Significant inputs to the valuation model are unobservable.

        The Company used the following fair value measurements for certain of its assets and liabilities during the years ended December 31, 2012 and 2011:

Level 1 Classification:

Available for Sale Securities

        At December 31, 2012, the Company held common and preferred stock of companies publicly traded on the TSX Venture Exchange and the NYSE MKT (formerly NYSE Amex) with quoted prices in active markets. Accordingly, the fair market value measurements of these securities have been classified as Level 1.

Level 2 Classification:

Derivative Instruments

        At December 31, 2012 and December 31, 2011, the Company had commodity derivative financial instruments in place. The Company does not designate its derivative instruments as hedges and therefore does not apply hedge accounting. Changes in fair value of derivative instruments subsequent to the initial measurement are recorded as other income (expense). The estimated fair values of the Company's derivative instruments have been determined at discrete points in time based on relevant market information which resulted in the Company classifying such derivatives as Level 2. Although the Company's derivative instruments are valued using public indices, the instruments themselves are traded with unrelated counterparties and are not openly traded on an exchange. See "Note 5—Financial Instruments and Derivatives".

        As of December 31, 2012 and December 31, 2011, the Company's derivative contracts were with financial institutions, all of which were either senior lenders to the Company or affiliates of such senior lenders, and some of which had investment grade credit ratings. All of such counterparties are believed to have minimal credit risk. Although the Company is exposed to credit risk to the extent of nonperformance by the counterparties to the derivative contracts discussed above, the Company does not anticipate such nonperformance and monitors the credit worthiness of its counterparties on an ongoing basis.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Level 3 Classification:

Preferred Stock Embedded Derivative

        At December 31, 2012, the Company had preferred stock derivative liabilities resulting from certain conversion features, redemption options, and other features of its Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC. See "Note 13—Redeemable Preferred Stock", for more information.

        The preferred stock embedded derivative was valued using the "with and without" analysis in a simulation model. The key inputs used in the model were a volatility of 22.3%, credit spread of 14.64%, and an estimated enterprise value of Eureka Hunter Holdings of $483.8 million.

Convertible Security Embedded Derivative

        The Company recognized an embedded derivative asset resulting from the fair value of the bifurcated conversion feature associated with the convertible note received as partial consideration upon the sale of Hunter Disposal, LLC (See "Note 7—Discontinued Operations") to GreenHunter Resources. The convertible security embedded derivative was valued using a Black-Scholes model valuation of the conversion option.

        The key inputs used in the Black-Scholes option pricing model were as follows:

December 31, 2012
Life	4.1 years
Risk-free interest rate	0.67%
Estimated volatility	40%
Dividend	—
GreenHunter Resources Stock price at end of period	$1.61

        The following table presents the changes in the fair value of the derivative assets and liabilities measured at fair value using significant unobservable inputs for the year ended December 31, 2012:

	Embedded Derivatives
	Preferred Stock	Convertible Security
	(in thousands)
Fair value at December 31, 2011	$—	$—
Issued or acquired embedded derivative asset (liability)	(52,240)	405
Change in fair value recognized in other income (expense)	8,692	(141)

Fair value as of December 31, 2012	$(43,548)	$264

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables present financial assets and liabilities which are adjusted to fair value on a recurring basis at December 31, 2012 and 2011:

	Fair Value Measurements on a Recurring Basis December 31, 2012
	Level 1	Level 2	Level 3
	(in thousands)
Available for sale securities	$1,958	$—	$—
Derivative assets	—	4,882	264

Total assets at fair value	$1,958	$4,882	$264

Derivative liabilities	$—	$7,477	$43,548

Total liabilities at fair value	$—	$7,477	$43,548

	Fair Value Measurements on a Recurring Basis December 31, 2011
	Level 1	Level 2	Level 3
	(in thousands)
Available for sale securities	$497	$—	$—
Derivative assets	—	6,924	—

Total assets at fair value	$497	$6,924	$—

Derivative liabilities	$—	$11,912	$—

Total liabilities at fair value	$—	$11,912	$—

        The Company uses available market data and valuation methodologies to estimate the fair value of debt. The carrying amounts and fair values of long-term debt are as follows:

		December 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(in thousands)
Senior Notes(1)	2	$597,212	$613,500	$—	$—
MHR Senior Revolving Credit Facility(2)	1	225,000	225,000	142,000	142,000
Eureka Hunter Pipeline, LLC second lien term loan(3)	3	50,000	58,550	31,000	34,407
Magnum Hunter second lien term loan(2)	1	—	—	100,000	100,000
Equipment note payable(3)(4)	3	18,548	17,450	6,158	5,350

(1)
The fair value of the Company's Senior Notes is based on quoted market prices.

(2)
The carrying value of each of the MHR Senior Revolving Credit Facility and Magnum Hunter's second lien term loan approximates fair value as it is subject to short-term floating interest rates that approximate the rates available to us at these dates.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

(3)
The fair value of (a) Eureka Hunter Pipeline's second lien term loan and (b) equipment note payable, is the estimated cost to acquire the debt, including a credit spread for the difference between the issue rate and the period end market rate. The credit spread is Eureka Hunter Pipeline's default or repayment risk. The credit spread (premium or discount) is determined by comparing fixed-rate notes and credit facility to new issuances (secured and unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

(4)
The Company has various inconsequential equipment notes outstanding at December 31, 2011 which carrying values approximate fair values and have been excluded from the table above.

Fair Value on a Non-Recurring Basis

        The Company follows the provisions of ASC 820-10 for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to Magnum Hunter, ASC 820-10 applies to certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; measurements of oil and natural gas property impairments; and the initial recognition of asset retirement obligations, for which fair value is used. These asset retirement obligation ("ARO") estimates are derived from historical costs as well as management's expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, Magnum Hunter has designated these measurements as Level 3.

        A reconciliation of the beginning and ending balances of Magnum Hunter's asset retirement obligation is presented in "Note 9—Asset Retirement Obligation".

        New fair value measurements of proved oil and natural gas properties during the year ended December 31, 2011 and 2012 consist of:

Fair Value Measurements on a Non-recurring Basis

	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Proved properties impaired(1)	$—	$—	$2,710
Acquisitions(2)	—	—	602,661

Total during the year ended December 31, 2011	$—	$—	$605,371

Proved properties impaired(1)	$—	$—	$58,082
Acquisitions(2)	—	—	532,150

Total during the year ended December 31, 2012	$—	$—	$590,232

(1)
The Company recorded impairment charges from continuing operations of $3.8 million and $0.0 million during the years ended December 31, 2012 and 2011, respectively, as a result of writing down the carrying value of certain properties to fair value. In order to determine fair value, Magnum Hunter compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management's expectations of economically recoverable reserves. If the net capitalized cost exceeds the undiscounted future net cash flows, Magnum Hunter impairs the net cost basis down to the discounted future net cash flows, which is management's estimate of

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 4—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  fair value. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Magnum Hunter's management believes will impact realizable prices. The inputs used by management for the fair value measurements utilized in this review include significant unobservable inputs, and therefore, the fair value measurements employed are classified as Level 3 for these types of assets.

(2)
Magnum Hunter records the fair value of assets and liabilities acquired in business combinations. During the year ended December 31, 2011, Magnum Hunter acquired oil and natural gas properties with a fair value of $602.7 million. During the year ended December 31, 2012, Magnum Hunter acquired oil and natural gas properties with a fair value of $532.2 million. Properties acquired are recorded at fair value, which correlates to the discounted future net cash flow. Significant inputs used to determine the fair value of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company's estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Magnum Hunter's management believes will impact realizable prices. For acquired unproved properties, the market-based weighted average cost of capital rate is subjected to additional project specific risking factors. The inputs used by management for the fair value measurements of these acquired oil and natural gas properties include significant unobservable inputs, and therefore, the fair value measurements employed are classified as Level 3 for these types of assets.

NOTE 5—FINANCIAL INSTRUMENTS AND DERIVATIVES

        The Company periodically enters into certain commodity derivative instruments such as futures contracts, swaps, collars, and basis swap contracts, which are effective in mitigating commodity price risk associated with a portion of its future monthly natural gas and crude oil production and related cash flows. The Company has not designated any of its commodity derivatives as hedges under ASC 815. When actual commodity prices exceed the fixed price provided by these contracts, the Company pays this excess to the counterparty, and when actual commodity prices are below the contractually provided fixed prices, it receives the difference from the counterparty.

        In a commodities swap agreement, the Company trades the fluctuating market prices of oil or natural gas at specific delivery points over a specified period, for fixed prices. As a producer of oil and natural gas, the Company holds these commodity derivatives to protect the operating revenues and cash flows related to a portion of its future natural gas and crude oil sales from the risk of significant declines in commodity prices, which helps insure the Company's ability to fund its capital budget. If the price of a commodity rises above what the Company has agreed to receive in the swap agreement, the amount that it agreed to pay the counterparty would theoretically be offset by the increased amount it received for its production.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 5—FINANCIAL INSTRUMENTS AND DERIVATIVES (Continued)

        The Company also enters into three-way collars with third parties. These instruments typically establish two floors and one ceiling. Upon settlement, if the index price is below the lowest floor, the Company receives the difference between the two floors. If the index price is between the two floors, the Company receives the difference between the higher of the two floors and the index price. If the index price is between the higher floor and the ceiling, the Company does not receive or pay any amounts. If the index price is above the ceiling, the Company pays the excess over the ceiling price. The advantage to the Company of the three-way collar is that the proceeds from the second floor allow us to lower the total cost of the collar.

        The Company's failure to service any of its debt or to comply with any of its debt covenants (including failures stemming from its late SEC filings) could result in a default under the related debt agreement, and under any commodity derivative contract under which such debt default is a cross-default, which could result in the early termination of the commodity derivative contract (and an early termination payment obligation) and/or otherwise materially adversely affect its business, financial condition and results of operations.

        The table below is a summary of the Company's commodity derivatives as of December 31, 2012:

Natural Gas	Period	MMBtu/d	Weighted Avg Price per MMBtu
Collars	Jan 2013 - Dec 2013	12,500	$4.50 - $5.96(1)
Swaps	Jan 2013 - Dec 2013	15,500	$3.52
Ceilings sold (call)	Jan 2014 - Dec 2014	16,000	$5.91

Crude Oil	Period	Bbl/d	Weighted Avg Price per Bbl
Collars	Jan 2013 - Dec 2013	2,763	$81.38 - $97.61
Three-way collar(2)	Jan 2014 - Dec 2014	663	$65.00 - $85.00 - $91.25
Three-way collar(2)	Jan 2015 - Dec 2015	259	$70.00 - $85.00 - $91.25
Three-way collar(2)	Jan 2013 - Dec 2013	2,000	$60.63 - $80.00 - $100.00
Three-way collar(2)	Jan 2014 - Dec 2014	4,000	$64.94 - $85.00 - $102.50
Three-way collar(3)	Jan 2013 - Dec 2013	763	$65.00 - $91.25 - $101.25
Swaps	Jan 2013 - Dec 2013	1,000	$91.46
Floors sold (put)	Jan 2013 - Dec 2013	1,438	$65.00

(1)
Weighted averages prices for sold put and sold call, respectively.

(2)
These three-way collars are a combination of three options: a sold put, a purchased put, and a sold call.

(3)
This three-way collar is a combination of three options: a sold put, a purchased call, and a sold call.

        Currently, Bank of Montreal, KeyBank National Association, Credit Suisse Energy, LLC, UBS AG London Branch, Deutsche Bank AG London Branch, Citibank, N.A., J. Aron & Company, an affiliate of Goldman Sachs, are the only counterparties to the Company's commodity derivatives positions. The Company is exposed to credit losses in the event of nonperformance by the counterparties on its commodity derivatives positions. However, the Company does not anticipate nonperformance by the

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 5—FINANCIAL INSTRUMENTS AND DERIVATIVES (Continued)

counterparties over the term of the commodity derivatives positions. All counterparties or their affiliates are participants in the Company's senior revolving credit facility, and the collateral for the outstanding borrowings under its senior revolving credit facility is used as collateral for its commodity derivatives with those counterparties.

        At December 31, 2012, the Company has preferred stock derivative liabilities resulting from certain conversion features, redemption options, and other features of its Series A Convertible Preferred Units of Eureka Hunter Holdings, LLC. See "Note 4—Fair Value of Financial Instruments" and "Note 12—Shareholders' Equity", for more information.

        At December 31, 2012, the Company also has a convertible security embedded derivative asset primarily due to the conversion feature of the promissory note receivable from GreenHunter Resources, Inc. received as partial consideration for the sale of Hunter Disposal, LLC. See "Note 4—Fair value of Financial Instruments", "Note 7—Discontinued Operations" and "Note 17—Related Party Transactions".

        The following table summarizes the fair value of the Company's derivative contracts as of the dates indicated:

	Derivatives not designated as hedging instruments
	Gross Derivative Assets December 31,		Gross Derivative Liabilities December 31,
	2012	2011	2012	2011
	(in thousands)
Commodity
Derivative assets—current	$4,882	$5,732	$—	$—
Derivatives and other long term assets	—	1,192	—	—
Derivative and other current liabilities	—	—	(3,501)	(5,800)
Derivative liabilities—long term	—	—	(3,976)	(6,112)

Total commodity	$4,882	$6,924	$(7,477)	$(11,912)

Financial
Derivative assets—current	$264	$—	$—	$—
Derivative liabilities—long term	—	—	(43,548)	—

Total financial	$264	$—	$(43,548)	$—

        The following table summarizes the net gain (loss) on all derivative contracts included in other income (expense) on the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,
	2012	2011	2010
	(in thousands)
Realized gain (loss)	$11,294	$(2,136)	$3,877
Unrealized gain (loss)	10,945	(4,210)	(3,063)

Net gain (loss) on derivative contracts	$22,239	$(6,346)	$814

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS

        The Company has recognized $4.7 million, $8.9 million, and $2.2 million of transaction expenses related to acquisitions in its general and administrative expenses for the years ended December 31, 2012, 2011, and 2010, respectively. Substantially all of the Company's acquisitions contained a significant amount of unproved acreage, as is consistent with the Company's business strategy.

Wetzel County, West Virginia Asset Acquisition

        On April 7, 2011, the Company purchased oil and gas properties and related assets from a third party, located in Wetzel County, West Virginia. The assets purchased included oil and gas leases and mineral interests and existing wells with proven reserves. The primary purpose of the acquisition was to acquire leasehold acreage and wells complementary to the Company's existing acreage and expand its position in the Marcellus Shale in West Virginia. The Company acquired the assets for a total purchase price of $20.0 million, payable in cash and subject to customary purchase price adjustments. Subject to the indemnification obligations set forth in the purchase agreement, the Company assumed certain customary liabilities in connection with the acquisition.

NGAS Acquisition

        On April 13, 2011, the Company completed the acquisition of all of the outstanding common shares of NGAS Resources, Inc. ("NGAS") for total consideration of approximately $124.5 million consisting of $15.3 million in cash, $53.1 million in debt assumed, 6,986,104 shares of its common stock valued at approximately $55.8 million based on the closing stock price of $7.99 on April 13, 2011, and $1.2 million in warrant liability, of which $1.0 million was paid out in cash upon exercise of the cash option (included in $53.1 million in cash above) and 138,388 warrants are outstanding that are exercisable for common stock of the Company. The Company has liquidated NGAS into a wholly-owned subsidiary of the Company, NGAS Hunter, LLC, and changed the name of its subsidiary NGAS Production Co. to Magnum Hunter Production, Inc. and the name of another subsidiary, NGAS Securities, Inc. to Energy Hunter Securities, Inc. The primary purpose of the acquisition was to acquire leasehold acreage and wells complementary to the Company's existing acreage and expand its position in the Marcellus Shale in West Virginia and establish its position in Southern Appalachia.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

        The following table summarizes the purchase price and the fair values of the net assets from NGAS acquired (in thousands, except share per share information):

Fair value of total purchase price:
6,635,478 shares of common stock issued on April 13, 2011 at $7.99 per share	$53,017
Senior credit facility paid off at closing	33,282
NGAS 6% convertible notes paid off in cash at closing	13,683
Contract payment in cash	12,929
Other long-term debt assumed	6,160
350,626 shares of common stock issued for change in control payments at $7.99 per share	2,802
Tax on change of control payments paid in cash	1,363
Common stock warrants settled in cash	1,044
Common stock warrants issued in conversion of NGAS warrants	190

Total	$124,470

Amounts recognized for assets acquired and liabilities assumed:
Working capital deficit	$(11,028)
Oil and gas properties	135,121
Equipment and other fixed assets	9,055
Asset retirement obligation	(8,678)

Total	$124,470

Working capital deficit assumed:
Cash	$1,908
Accounts receivable	3,662
Prepaid Expenses	416
Inventory	278
Accounts payable	(9,009)
Revenue payable	(1,547)
Payroll tax payable	(206)
Advances	(3,751)
Deferred compensation	(379)
Accrued Liabilities	(2,400)

Total working capital deficit assumed	$(11,028)

NuLoch Acquisition

        On May 3, 2011, the Company completed the acquisition of all of the outstanding common shares of NuLoch Resources, Inc., ("NuLoch") for total consideration of approximately $430.5 million consisting of 38,131,846 shares of our common stock and 4,275,998 exchangeable shares of MHR Exchangeco Corporation, an indirect wholly-owned Canadian subsidiary of the Company, which are exchangeable for shares of Company common stock, with a combined value of approximately $313.8 million based on the closing stock price of $7.40 on May 3, 2011, $18.8 million in debt assumed, and deferred tax liability of

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

approximately $97.9 million. The Company has changed the name of NuLoch to Williston Hunter Canada, Inc. and its subsidiary NuLoch America Corporation to Williston Hunter, Inc. The primary purpose of the acquisition was to establish the Company's position in the Bakken, Three Forks, and Sanish formations in North Dakota and Saskatchewan, Canada.

        The following table summarizes the purchase price and the estimates of the fair values of the net assets of NuLoch acquired (in thousands except shares and per share amounts):

Fair value of total purchase price:
38,131,846 shares of common stock issued on May 3, 2011 at $7.40 per share	$282,175
4,275,998 exchangeable shares at $7.40 per share	31,643
Debt assumed	18,770
Net deferred tax liability	97,912

Total	$430,500

Amounts recognized for assets acquired and liabilities assumed:
Working capital deficit	$(20,711)
Oil and gas properties	447,540
Equipment and other fixed assets	5,167
Asset retirement obligation	(1,496)

Total	$430,500

Working capital deficit assumed:
Cash	$640
Accounts receivable	5,951
Prepaid expenses	359
Accounts payable	(27,661)

Total working deficit assumed	$(20,711)

Utica Shale Assets Acquisition

        On February 17, 2012, the Company closed on the acquisition of leasehold mineral interests located predominately in Noble County, Ohio for a total purchase price of $24.8 million in cash.

Eagle Operating Assets Acquisition

        On March 30, 2012, the Company, through its wholly-owned subsidiary, Williston Hunter ND, LLC, a Delaware limited liability company ("Williston Hunter"), closed on the purchase of operating working interest in certain oil and gas leases and wells located in several counties in North Dakota from Eagle Operating, Inc. ("Eagle Operating"), an unrelated third party, effective April 1, 2011. Total consideration was $52.9 million consisting of $51.0 million in cash and 296,859 shares of Magnum Hunter restricted common stock valued at $1.9 million based on a price of $6.41 per share. The purpose of the acquisition was to expand the Company's position in the Williston Basin. The Company already owned a non-operated ownership interest in the properties acquired.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

        The acquisition was accounted for using the acquisition method of accounting, which requires the net assets acquired to be recorded at their fair values. The following table summarizes the purchase price and the estimates of fair values of the net assets acquired (in thousands, except shares and per share information):

Fair value of total purchase price:
296,859 shares of common stock issued on March 30, 2012 at $6.41 per share	$1,902
Cash	50,974

Total	$52,876

Amounts recognized for assets acquired and liabilities assumed:
Oil and gas properties	$54,832
Asset retirement obligation	(1,956)

Total	$52,876

TransTex Gas Services, LP Assets Acquisition

        On April 2, 2012, the Company, through its majority owned subsidiary, Eureka Hunter Holdings, LLC, and its wholly-owned subsidiary, Eureka Hunter Acquisition Sub, LLC, closed on their purchase of certain assets of TransTex Gas Services, LP ("TransTex"), a related third party, under an asset purchase agreement dated March 21, 2012, which resulted in the recognition of approximately $30.6 million in goodwill and $10.5 million of intangible assets. See "Note 8—Goodwill and Intangible Assets". The Company expects all of the goodwill, which is associated with the Company's midstream operating segment, to be deductible for tax purposes. The purpose of the acquisition was to complement the Company's existing midstream assets. The total purchase price paid for the acquired assets was $58.5 million, comprised of $46.0 million in cash and 622,641 Eureka Hunter Holdings Class A Common Units representing membership interests in Eureka Hunter Holdings, with a value of $12.5 million based on an estimated enterprise value of $400.0 million at that time. The value, totaling $12.5 million as of the acquisition date, of the common units transferred as partial consideration for the acquisition was determined utilizing a discounted future cash flow analysis.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

        The following table summarizes the purchase price and the estimates of fair values of the net assets acquired from TransTex (in thousands):

Fair value of total purchase price:
Cash	$46,047
Eureka Hunter Holdings Class A Common Units	12,453

Total	$58,500

Amounts recognized for assets acquired and liabilities assumed:
Working capital	$525
Equipment and other fixed assets	15,575
Other assets	1,306
Goodwill (Note 8)	30,602
Intangible assets (Note 8)	10,492

Total	$58,500

        Gary C. Evans, the Company's Chairman and CEO, previously held a small limited partnership interest in TransTex, and participated in the purchase of certain Eureka Hunter Holdings Class A Common Units offered to all limited partners of TransTex in connection with the acquisition. See "Note 17—Related Party Transactions" below.

Baytex Energy USA Assets Acquisition

        On May 22, 2012, the Company, through its wholly-owned subsidiary, Bakken Hunter, LLC, closed on the acquisition of certain Williston Basin assets of Baytex Energy USA, Ltd. ("Baytex Energy USA"), an affiliate of Baytex Energy Corporation, an unrelated third party, for a total purchase price of $312.0 million. The purpose of the acquisition was to significantly increase the Company's ownership interest in existing mineral leases in a key shale play where the Company has increased its drilling activities. To a lesser extent, proved reserves were added attributable to the acquired properties. The acquired assets include all of Baytex Energy USA's non-operated working interest in oil and gas properties and wells located in Divide and Burke Counties, North Dakota, within an area subject to an operating agreement among Samson Resources Company, as operator, Baytex Energy Corporation, and Williston Hunter, Inc., a wholly-owned subsidiary of Magnum Hunter.

        The following table summarizes the purchase price and the preliminary estimates of fair values of the net assets acquired (in thousands):

Fair value of total purchase price:
Cash	$312,018

Total	$312,018

Amounts recognized for assets acquired and liabilities assumed:
Oil and gas properties	$312,294
Asset retirement obligation	(276)

Total	$312,018

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

Acquisition of Viking International Resources Co., Inc.

        On November 2, 2012, Triad Hunter, LLC, a wholly-owned subsidiary of the Company, closed on the acquisition of all outstanding capital stock of Viking International Resources Co., Inc. ("Virco") effective January 1, 2012. The total fair market value of consideration paid was approximately $100.8 million, made up of approximately $37.3 million paid in cash and 2,774,850 depositary shares representing 2,774.85 shares of 8.0% Series E Cumulative Convertible Preferred Stock of the Company with market value of approximately $65.2 million and stated liquidation preference of approximately $69.4 million. See "Note 12—Shareholders' Equity" regarding the Series E Preferred Stock. The primary purpose of the acquisition was to acquire leasehold acreage and wells complementary to the Company's existing acreage position of this region and expand its ownership interest in the Marcellus Shale and Utica Shale plays in West Virginia and Ohio.

        The following table summarizes the purchase price and the preliminary estimates of fair values of the net assets acquired (in thousands):

Fair value of total purchase price:
Cash	$37,349
2,774,850 depositary shares evidencing Series E Preferred Stock issued on November 2, 2012, valued at $23.50 per share	65,209
Escrow settlement	(1,750)

Total	$100,808

Amounts recognized for assets acquired and liabilities assumed:
Oil and gas properties	$110,224
Current assets	1,676
Equipment and other fixed assets	970
Accounts payable and accrued expenses	(3,928)
Other long-term liabilities	(2,362)
Asset retirement obligation	(5,772)

Total	$100,808

Samson Resources Assets Acquisition

        On December 20, 2012, Bakken Hunter, LLC, a wholly-owned subsidiary of the Company, closed on the acquisition of certain existing wells and Williston Basin lease acres located in Divide County, North Dakota from Samson Resources Company. The purchase price for the assets was $30 million in cash, subject to customary adjustments. The effective date of the transaction was August 1, 2012.

        With the closing of this transaction, the Company owns varied working ownership interests in these properties up to approximately 100%. The acquisition established the Company as an operator in certain of this Bakken acreage, covering four Townships and Ranges in northern Divide County, North Dakota, previously operated by Samson Resources Company.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 6—ACQUISITIONS (Continued)

        The following summarizes the revenue and operating income (loss) from the acquisitions included in the Company's consolidated statements of operations for the years ended December 31, 2012 and 2011:

	For the year ended December 31,
	2012		2011
	Revenues	Operating Income (loss)	Revenues	Operating Income (loss)
	(in thousands)		(in thousands)
NGAS acquisition(1)	$19,611	$18,453	$16,581	$(28,698)
NuLoch acquisition(1)	64,045	(66,862)	18,524	901
Eagle Operating assets	5,500	(3,019)	—	—
TransTex assets	7,014	(393)	—	—
Baytex Energy USA assets	18,430	(6,649)	—	—
VIRCO acquisition	1,094	450	—	—

(1)
The revenues and operating income (loss) of NGAS and the Canadian operations of NuLoch are excluded from loss from continuing operations because they are now classified as discontinued operations.

        The following unaudited summary, prepared on a pro forma basis, presents the results of operations for the years ended December 31, 2012, and 2011, as if the above acquisitions during 2012 along with transactions necessary to finance the acquisitions, had occurred as of the beginning of 2011. The pro forma information includes the effects of adjustments for interest expense, depreciation and depletion expense, and dividend expense. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results.

	Pro Forma For the Year Ended December 31,
	2012	2011
	(in thousands, unaudited)
Total revenue	$159,085	$113,159
Operating loss	(108,177)	(34,646)
Net loss	(150,777)	(105,412)
Net loss attributable to Magnum Hunter Resources Corporation	(146,764)	(105,661)
Net loss attributable to common shareholders	$(188,736)	$(136,889)
Loss per common share, basic and diluted	(1.21)	(0.92)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 7—DISCONTINUED OPERATIONS

        On February 17, 2012, the Company, through its wholly-owned subsidiary, Triad Hunter, LLC, sold 100% of its equity ownership interest in Hunter Disposal, LLC, to a wholly-owned subsidiary of GreenHunter Resources, Inc., for total consideration of $9.3 million, comprised of cash of $2.2 million, 1,846,722 restricted common shares of GreenHunter Resources, Inc., valued at $2.6 million based on a closing price of $1.79 per share, discounted for restrictions, 88,000 shares of GreenHunter Resources, Inc. 10% Series C Preferred Stock, with a fair value of $1.9 million, and a promissory note of $2.2 million which is convertible, at the option of the Company, into 880,000 shares of GreenHunter Resources, Inc. common stock based on the conversion price of $2.50 per share. The Company recognized an embedded derivative asset resulting from the conversion option on the convertible promissory note with an initial fair value of $405,000. See "Note 4—Fair Value of Financial Instruments". The cash proceeds from the sale were adjusted downward to $783,000 for changes in working capital and certain fees to reflect the effective date of the sale of December 31, 2011. Triad Hunter recognized a gain on the sale of discontinued operations of $3.7 million, $2.4 million net of tax of $1.3 million. GreenHunter Resources, Inc. is a related party as described in "Note 17—Related Party Transactions".

        During 2010, the company sold non-operated working interest in the Cinco Terry property located in Crockett County, Texas which resulting in a gain of approximately $4.3 million, net of tax, on the disposal.

        The operating results of Hunter Disposal, LLC and the Cinco Terry property have been reclassified as discontinued operations in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 as detailed in the table below:

	(1)Year Ended December 31,
	2012	2011	2010
	(in thousands)
Revenues	$2,400	$13,047	$6,486
Operating expenses	(2,047)	(10,049)	(3,750)
Income tax expense and other	(123)	(1,063)	(1,208)
Gain on sale of discontinued operations (net of tax of $1.3 million, none, and $2.3 million)	2,409	—	4,329

Income from discontinued operations, net of tax	$2,639	$1,935	$5,857

(1)
Year ended 2012 represents operations from January 1, 2012 through February 17, 2012, the date of sale.

Certain balances in the consolidated financial statements and disclosures in the footnotes have been revised as a result of the sale of Eagle Ford Hunter, on April 24, 2013, and MHP and WHC meeting the requirements for classification as discontinued operations on September 30, 2013, for inclusion in the Company's Registration Statement under the Securities Act of 1933 as filed on form S-1 to which these financial statements are included. The operating results of Eagle Ford Hunter,and MHP, which have historically been included as part of the U.S. Upstream operating segment, WHI Canada, which has historically been included as part of the Canadian Upstream operating segment have been

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 7—DISCONTINUED OPERATIONS (Continued)

reclassified as discontinued operations in the consolidated statements of operations for the years ended December 31, 2012, 2011, and 2010 as detailed in the table below:

	Year Ended December 31,
	2012	2011		2010
	(in thousands)
Revenues	$131,243	$47,586		$741
Operating expenses	(158,080)	(69,382	)(1)	(610)
Income tax expense and other	7,133	263		(46)

Income (loss) from discontinued operations, net of tax	$(19,704)	$(21,533)		$85

(1)
Includes approximately $21.8 million in impairments.

        The condensed consolidating guarantor financial statements in Note 19 have also been revised to reflect Eagle Ford Hunter as a non-guarantor as the subsidiary was no longer a guarantor upon the closing of the sale on April 24,2013, and to reflect MHP and WHI Canada as discontinued operations.

NOTE 8—GOODWILL AND INTANGIBLE ASSETS

Goodwill

        Goodwill represents the excess of the purchase price of an entity over the estimated fair value of the assets acquired and the liabilities assumed. The Company assesses the carrying amount of goodwill by testing the goodwill for impairment annually or whenever interim impairment indicators arise. Goodwill of $30.6 million was recorded related to the Company's midstream segment during 2012 as a result of its acquisition of the assets of TransTex Gas Services, LP, discussed in "Note 6—Acquisitions". The Company assessed goodwill for the period April 2012 to December 31, 2012, and determined that no impairment existed at December 31, 2012.

Intangible Assets

        Intangible assets consist primarily of the fair value of the acquired gas treating agreements and customer relationships in the TransTex Gas Services, LP assets acquisition completed in 2012. The intangible assets were valued at fair value using a discounted cash flow model with a discount rate of 13%. Such assets are being amortized over the weighted average term of 8.54 years.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 8—GOODWILL AND INTANGIBLE ASSETS (Continued)

        The following table summarizes the Company's changes in intangible assets during the year ended December 31, 2012:

	Amortization Period	December 31, 2012
		(in thousands)
Intangible assets, at beginning of the period		$—
Additions through acquisition:
Customer relationships	12.5 years	5,434
Trademark	11.0 years	859
Existing contracts	2.9 years	4,199

Total intangible assets		10,492
Accumulated amortization:
Customer relationships		(326)
Trademark		(58)
Existing contracts		(1,127)

Intangible assets, net of accumulated amortization		$8,981

        The following table summarizes the aggregate amortization of intangible assets over the next five years:

(in thousands)
2013	$1,964
2014	$1,810
2015	$837
2016	$513
2017	$513

Thereafter	$3,345

NOTE 9—ASSET RETIREMENT OBLIGATIONS

        The Company's asset retirement obligation primarily represents the estimated present value of the amount the Company will incur to plug, abandon and remediate its producing properties at the end of their productive lives, in accordance with applicable federal, state and local laws. The Company determined its asset retirement obligation by calculating the present value of estimated cash flows related to the liability. The retirement obligation is recorded as a liability at its estimated present value as of the asset's inception, with a corresponding increase to proved properties. Periodic accretion of discount of the estimated liability is recorded as accretion expense in the consolidated statements of operations in depreciation, depletion, and amortization.

        The Company's liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells and its risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligation. Revisions to the asset retirement obligation are recorded with an corresponding change to producing properties, resulting in prospective changes to depreciation,

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 9—ASSET RETIREMENT OBLIGATIONS (Continued)

depletion and amortization expense and accretion of discount. Because of the subjectivity of assumptions and the relatively long lives of most of the Company's wells, the costs to ultimately retire its wells may vary significantly from prior estimates. The Company's liability for asset retirement obligations was approximately $30.7 million and $20.6 million at December 31, 2012 and 2011, respectively.

        The Company's midstream operating assets generally consist of underground pipelines and related components along rights-of-way and above ground storage tanks and related facilities. The Company's right-of-way agreements typically do not require the dismantling, removal and reclamation of the right-of-way upon permanent cessation of pipeline service. Additionally, management is unable to predict when, or if, the Company's pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, the Company has recorded no liability or corresponding asset as an asset retirement obligation as both the amounts and timing of such future costs are indeterminable.

        The following table summarizes the changes in the Company's asset retirement obligation transactions during the years ended December 31, 2012 and 2011:

	2012	2011
	(in thousands)
Asset retirement obligation, beginning of period	$20,584	$4,455
Assumed in acquisition	8,027	10,174
Accretion expense	1,671	882
Liabilities incurred	373	688
Revisions in estimated liabilities	76	1,766
Foreign currency adjustment	16	—
Liabilities settled	(80)	(14)
Correction of prior year error	—	2,660
Associated with property sales	13	(27)

Asset retirement obligation, end of period	30,680	20,584
Less: current portion included in other current liabilities	2,358	495

Asset retirement obligation, end of period	$28,322	$20,089

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT

        Notes payable at December 31, 2012 and 2011 consisted of the following:

	As of December 31,
	2012	2011
	(in thousands)
Senior Notes Payable due May 15, 2020, interest rate of 9.75%, net of unamortized discount of $2.8 million	$597,212	$—
Various equipment and real estate notes payable with maturity dates February 2015 - November 2017, interest rates of 4.25% - 5.70%	18,548	17,389
Eureka Hunter Pipeline, LLC second lien term loan due August 16, 2018, interest rate of 12.5%	50,000	31,000
Second lien term loan due October 13, 2016, interest rate of 8%(1)	—	100,000
Senior revolving credit facility due April 13, 2016, interest rate of 3.56% at December 31, 2012	225,000	142,000

	$890,760	$290,389
Less: current portion	(3,991)	(4,565)

Total long-term debt	$886,769	$285,824

(1)
The Company's second lien term loan was paid in full in May 2012 in connection with the issuance of the Company's Senior Notes.

        The following table presents the approximate annual maturities of debt, gross of unamortized discount:

(in thousands)
2013	$3,991
2014	4,368
2015	6,412
2016	227,628
2017	1,149
Thereafter	650,000

$893,548

Senior Notes Payable

        On May 16, 2012, the Company completed the issuance of $450.0 million aggregate principal amount of its 9.75% Senior Notes which mature on May 15, 2020 for total proceeds of $431.2 million net of issuing costs of $12.8 million, resulting in a discount of $6.0 million. The Senior Notes are unsecured and are guaranteed, jointly and severally, on a senior unsecured basis by certain of the Company's domestic subsidiaries. The indenture governing the Senior Notes permits a guarantor of the Senior Notes to be released from its guarantee under certain circumstances, including in connection with a sale or other disposition of all or substantially all of the assets of the guarantor, a sale of other disposition of the capital stock of the guarantor to a third party, or upon the liquidation or dissolution of the guarantor.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

        Interest on the Senior Notes is paid semi-annually in arrears on May 15 and November 15 of each year, with the first interest payment made on November 15, 2012.

        The Company used the net proceeds of this offering, together with other sources of liquidity, (i) to finance a portion of the $312.0 million acquisition of oil properties in the Williston Basin from Baytex Energy USA, Ltd., which closed on May 22, 2012, (ii) to pay off all amounts outstanding under the Company's second lien term loan, (iii) to repay outstanding debt under the Company's senior revolving credit facility, (iv) to increase the Company's 2012 upstream capital budget from $150.0 million to $325.0 million (92% of capital budget focused on Williston Basin and Eagle Ford Shale) and (v) for general corporate purposes.

        On December 13, 2012, the Company completed the issuance of an additional $150.0 million aggregate principal amount of its 9.75% Senior Notes for total proceeds of $149.9 million net of issuing costs of $3.1 million, resulting in a premium of $3.0 million. The Company used the net proceeds of this offering to pay down the outstanding debt under the Company's senior revolving credit facility and for general corporate purposes.

        The Senior Notes were issued pursuant to an indenture entered into on May 16, 2012 as supplemented, among the Company, the subsidiary guarantors party thereto, Wilmington Trust, National Association, as the trustee, and Citibank, N.A., as the paying agent, registrar and authenticating agent. The terms of the Senior Notes are governed by the indenture, which contains affirmative and restrictive covenants that, among other things, limit the Company's and the guarantors' ability to incur or guarantee additional indebtedness or issue certain preferred stock; pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness or make certain other restricted payments; transfer or sell assets; make loans and other investments; create or permit to exist certain liens; enter into agreements that restrict dividends or other payments from restricted subsidiaries to the Company; consolidate, merge or transfer all or substantially all of their assets; engage in transactions with affiliates; and create unrestricted subsidiaries.

        The indenture also contains customary events of default. Upon the occurrence of events of default arising from certain events of bankruptcy or insolvency, the Senior Notes shall become due and payable immediately without any declaration or other act of the trustee or the holders of the Senior Notes. Upon the occurrence of certain other events of default, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes may declare all outstanding Senior Notes to be due and payable immediately.

        The Senior Notes are redeemable by the Company at any time on or after May 15, 2016, at the redemption price of 104.875%, after May 15, 2017, at the redemption price of 102.438%, and after May 15, 2018, at the redemption price of 100.00%. The Senior Notes are redeemable by the Company prior to May 15, 2016 at the redemption price equal to 100.00% of the principle amount of the notes redeemed, plus a "make-whole" premium of the greater of:

  (1)
  1.0% of the principal amount of the note; and

  (2)
  The excess of:

  (a)
  The present value at such redemption date of (i) the redemption price of the note at May 15, 2016 plus (ii) all required interest payments due on the note through May 15, 2016 (excluding accrued but unpaid interest to the redemption date), computed using a

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

      discount rate equal to the treasury rate as of such redemption date plus 50 basis points discounted to such redemption date on a semi-annual basis, over

    (b)
    The principal amount of the note.

        The Company is also entitled to redeem up to 35% of the aggregate principal amount of the Senior Notes before May 15, 2015 with net proceeds that the Company raises in certain equity offerings at a redemption price of 109.750%, so long as at least 65% of the aggregate principal amount of the Senior Notes issued under the indenture (excluding Senior Notes held by the Company) remains outstanding immediately after such redemption and the redemption occurs within 180 days of the closing date of such equity offering. If the Company experiences certain change of control events, each holder of Senior Notes may require the Company to repurchase all or a portion of the Senior Notes for cash at a price equal to 101% of the aggregate principal amount of such Senior Notes, plus any accrued and unpaid interest up to, but not including the date of repurchase.

Eureka Hunter Pipeline Credit Facilities

        On August 16, 2011, Eureka Hunter Pipeline, LLC ("Eureka Hunter Pipeline"), a majority-owned subsidiary of the Company, entered into (i) a First Lien Credit Agreement (the "First Lien Agreement") by and among Eureka Hunter Pipeline, the lenders party thereto and SunTrust Bank, as administrative agent, and (ii) a Second Lien Term Loan Agreement (the "Second Lien Agreement"), by and among Eureka Hunter Pipeline, the lenders party thereto and U.S. Bank National Association, as collateral agent (the First Lien Agreement and the Second Lien Agreement being collectively referred to as the "Eureka Credit Agreements").

        The First Lien Agreement provides for a revolving credit facility (the "Revolver") in an aggregate principal amount of up to $100 million (with an initial committed amount of $25 million), secured by a first lien on substantially all of the assets of Eureka Hunter Pipeline. The Second Lien Agreement provides for a $50 million term loan facility (the "Term Loan"), secured by a second lien on substantially all of the assets of Eureka Hunter Pipeline. The entire $50 million Term Loan had previously been drawn. As of May 1, 2013, the revolving credit facility is not available due to the Company's failure to meet certain debt covenants included in the agreement. The Revolver has a maturity date of August 16, 2016, and the Term Loan has a maturity date of August 16, 2018. Both the Revolver and the Term Loan are non-recourse to Magnum Hunter Resources Corporation. See "Effect of Late SEC Filings on Liquidity and Capital Resources."

        The terms of the First Lien Agreement provide that the Revolver may be used for (i) revolving loans, (ii) swingline loans in an aggregate amount of up to $5 million at any one time outstanding, or (iii) letters of credit in an aggregate amount of up to $5 million at any one time outstanding. The Revolver provides for a commitment fee of 0.5% per annum based on the unused portion of the commitment under the Revolver.

        Borrowings under the Revolver will, at Eureka Hunter Pipeline's election, bear interest at:

  •
  a base rate equal to the highest of (i) the prime lending rate announced from time to time by the Administrative Agent, (ii) the then-effective Federal Funds Rate plus 0.5% per annum, or (iii) the Adjusted LIBOR (as defined in the First Lien Agreement) for a one-month interest period on such day plus 1.0% per annum, plus an applicable margin ranging from 1.25% to 2.25%; or

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

  •
  the Adjusted LIBOR, plus an applicable margin ranging from 2.25% to 3.5%.

        Borrowings under the Term Loan will bear interest at (a) prior to June 29, 2012, (i) 9.750% per annum in cash, plus (ii) 2.75% (increasing to 3.75% on and at all times when Eureka Hunter Pipeline and its subsidiaries incur indebtedness (other than the Term Loan) in excess of $1 million) which additional 2.75% (or 3.75%) interest amount may be paid, at the sole option of Eureka Hunter Pipeline, in cash or in shares of restricted common stock of the Company and (b) on or after June 29, 2012, 12.50% per annum in cash (increasing to 13.50% on and at all times when Eureka Hunter Pipeline and its subsidiaries incur indebtedness (other than the Term Loan) in excess of $1 million).

        If an event of default occurs under either the Revolver or the Term Loan, the lenders may increase the interest rate then in effect by an additional 2.0% per annum for the period that the default exists under the Revolver or the Term Loan.

        The Eureka Credit Agreements contain negative covenants that, among other things, restrict the ability of Eureka Hunter Pipeline to, with certain exceptions: (1) incur indebtedness; (2) grant liens; (3) dispose of all or substantially all of its assets or enter into mergers, consolidations, or similar transactions; (4) change the nature of its business; (5) make investments, loans, or advances or guarantee obligations; (6) pay cash dividends or make certain other payments; (7) enter into transactions with affiliates; (8) enter into sale and leaseback transactions; (9) enter into hedging transactions; (10) amend its organizational documents or material agreements; or (11) make certain undisclosed capital expenditures.

        The Eureka Credit Agreements also require Eureka Hunter Pipeline to satisfy certain financial covenants, including maintaining:

  •
  a consolidated total debt to capitalization ratio of not more than 60%;

  •
  a consolidated EBITDA to consolidated interest expense ratio ranging from:

  (i)
  for the Term Loan, not less than (A) 0.85 to 1.00 for the fiscal quarter ended December 31, 2012 (unless Eureka Hunter Pipeline has borrowed under the Revolver before December 31, 2012, in which case, 1.00 to 1.00), (B) 1.25 to 1.00, for the fiscal quarter ended March 31, 2013, (C) 1.50 to 1.00, for the fiscal quarter ending June 30, 2013, (D) 1.75 to 1.00, for the fiscal quarter ending September 30, 2013, (E) 2.25 to 1.00, for the fiscal quarters ending December 31, 2013 and March 31, 2014, (E) 2.50 to 1.00, for the fiscal quarters ending June 30, 2014 and September 30, 2014, and (F) 2.75 to 1.0 for the fiscal quarter ending December 31, 2014 and each fiscal quarter ending thereafter, and

  (ii)
  in the event any portion of the Revolver has been drawn, for the Revolver, not less (A) 1.25 to 1.00 for the fiscal quarter ending December 31, 2012, (B) 1.50 to 1.00, for the fiscal quarter ended March 31, 2013, (C) 1.75 to 1.00, for the fiscal quarter ending June 30, 2013, (D) 2.00 to 1.00, for the fiscal quarter ending September 30, 2013, (E) 2.50 to 1.00, for the fiscal quarters ending December 31, 2013 and March 31, 2014, (E) 2.75 to 1.00, for the fiscal quarters ending June 30, 2014 and September 30, 2014, and (F) 3.00 to 1.0 for the fiscal quarter ending December 31, 2014 and each fiscal quarter ending thereafter;

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

  •
  a consolidated total debt to consolidated EBITDA ratio ranging from:

  (i)
  for the Term Loan, not greater than (A) 8.50 to 1.0 for the fiscal quarter ended December 31, 2012 (unless Eureka Hunter Pipeline has borrowed under the Revolver before December 31, 2012, in which case, 6.50 to 1.00), (B) 6.00 to 1.0 for the fiscal quarters ended March 31, 2013 and June 30, 2013, (C) 5.00 to 1.0 for the fiscal quarter ending September 30, 2013, (D) 4.50 to 1.0 for the fiscal quarters ending December 31, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, and (E) 4.25 to 1.0 for the fiscal quarter ending December 31, 2014 and each fiscal quarter ending thereafter, and

  (ii)
  in the event any portion of the Revolver has been drawn, for the Revolver, not greater than (A) 6.25 to 1.0 for the fiscal quarter ended December 31, 2012, (B) 5.75 to 1.0 for the fiscal quarters ended March 31, 2013 and June 30, 2013, (C) 4.75 to 1.0 for the fiscal quarter ending September 30, 2013, (D) 4.50 to 1.0 for the fiscal quarters ending December 31, 2013 and March 31, 2014, and (E) 4.00 to 1.0 for the fiscal quarter ending June 30, 2014 and each fiscal quarter ending thereafter; and

  •
  a ratio of consolidated debt under the Revolver to consolidated EBITDA of (i) for the Term Loan, not greater than 3.5 to 1.0, and (ii) for the Revolver, if any portion of the Revolver has been drawn, not greater than 3.25 to 1.0 for each fiscal quarter.

        The obligations of Eureka Hunter Pipeline under each of the Revolver and the Term Loan may be accelerated upon the occurrence of an Event of Default (as such term is defined in such Eureka Credit Agreement) under such Eureka Credit Agreement. Events of Default include customary events for these types of financings, including, among others, payment defaults, defaults in the performance of affirmative or negative covenants, the inaccuracy of representations or warranties, defaults under the Term Loan (with respect to the Revolver) or the Revolver (with respect to the Term Loan), defaults relating to judgments, material defaults under certain material contracts of Eureka Hunter Pipeline, and defaults by the Company which cause the acceleration of the Company's debt under its existing MHR Senior Revolving Credit Facility.

        Under the Eureka Credit Agreements, (i) Eureka Hunter Pipeline and its subsidiaries have entered into customary ancillary agreements and arrangements, which provide that the obligations under the Eureka Credit Agreement are secured by substantially all of the assets of Eureka Hunter Pipeline and such subsidiaries, consisting primarily of pipelines, pipeline rights-of-way, and gas treating and processing equipment and certain other equipment, and (ii) Eureka Hunter Holdings, the sole parent of Eureka Hunter Pipeline and a majority owned subsidiary of the Company, entered into customary ancillary agreements and arrangements, which granted the lenders under the Eureka Credit Agreements a non-recourse security interest in Eureka Hunter Holdings' equity interests in Eureka Hunter Pipeline.

        Availability under the Revolver is subject to satisfaction of certain financial covenants that are tested on a quarterly basis.

        On April 2, 2012, Eureka Hunter Holdings closed on the acquisition of certain assets of TransTex. The working capital and EBITDA associated with the acquired assets are included in the covenant determinations under Eureka Hunter Pipeline's credit facilities going forward based on amendments to such credit facilities.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

        At December 31, 2012, the Company was in compliance with all of its covenants, as amended or waived, contained in the Eureka Hunter Pipeline credit facilities. See "Effect of Late SEC Filings on Liquidity and Capital Resources."

        Eureka Hunter Pipeline had loans outstanding under this second lien facility of $50.0 million and $31.0 million as of December 31, 2012 and 2011, respectively.

        The Amended and Restated Limited Liability Company Agreement of Eureka Hunter Holdings, referred to as the EH Operating Agreement, contains certain covenants that, among other things, restrict the ability of Eureka Hunter Holdings and its subsidiaries, including Eureka Hunter Pipeline and TransTex Hunter, LLC, to, with certain exceptions:

  •
  incur funded indebtedness, whether direct or contingent;

  •
  issue additional equity interests;

  •
  pay distributions to its owners, or repurchase or redeem any of its equity securities;

  •
  make any material acquisitions, dispositions or divestitures; or

  •
  enter into a sale, merger, consolidation or other change of control transaction.

Magnum Hunter Second Lien Term Loan Credit Agreement

        On September 28, 2011, the Company entered into a Second Lien Term Loan Credit Agreement (the "Second Lien Credit Agreement") by and among the Company, Capital One, N.A., as Administrative Agent, BMO Harris Financing, Inc., as Syndication Agent, Citibank, N.A., as Documentation Agent, BMO Capital Markets Corp. and Capital One, N.A., as Joint Lead Arrangers and Bookrunners, and the lenders party thereto.

        The Second Lien Credit Agreement provided for a term loan credit facility (the "Term Loan Facility") maturing on October 13, 2016, in an aggregate principal amount of $100 million, which was fully drawn on the closing date.

        On May 16, 2012, the Company retired the Term Loan Facility using proceeds from the issuance of Senior Notes. In connection with this retirement, the Company wrote off $2.8 million in unamortized deferred financing costs during 2012.

        The Company had loans outstanding under the Term Loan Facility of $100.0 million as of December 31, 2011, and the facility was paid off and terminated in May 2012.

MHR Senior Revolving Credit Facility

        On April 13, 2011, the Company entered into a Second Amended and Restated Credit Agreement, referred to, as amended, as the MHR Senior Revolving Credit Facility, by and among the Company, Bank of Montreal, as administrative agent, and the lenders party thereto.

        The MHR Senior Revolving Credit Facility provides for an asset-based, senior secured revolving credit facility maturing on April 13, 2016. The MHR Senior Revolving Credit Facility is governed by a semi-annual borrowing base redetermination derived from the Company's proved crude oil and natural gas reserves, and based on such redeterminations, the borrowing base may be decreased or may be increased up to a maximum commitment level of $750 million.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

        As of December 31, 2012, the aggregate borrowing base under this facility was $337.5 million, comprised of a conforming borrowing base of $306.25 million and a non-conforming borrowing base of $31.25 million. Borrowings under the non-conforming borrowing base could not be made unless availability under the conforming borrowing base was fully borrowed. There were no borrowings under the non-conforming borrowing base outstanding at December 31, 2012. On February 25, 2013, pursuant to an amendment to this facility, the non-conforming borrowing base was eliminated, and the conforming borrowing base was increased to $350.0 million. On April 23, 2013, pursuant to a subsequent amendment, the borrowing base was decreased from $350 million to $265 million, effective upon the closing of the Company's sale of 100% of the capital stock of Eagle Ford Hunter, Inc. to Penn Virginia Oil & Gas Corporation. See "Note—20 Subsequent Events".

        The facility may be used for loans and, subject to a $10 million sublimit, letters of credit. The facility provides for a commitment fee of 0.50% based on the unused portion of the borrowing base under the facility.

        Borrowings under the facility will, at the Company's election, bear interest at either: (i) an alternate base rate, or "ABR", equal to the higher of (A) the Prime Rate, (B) the Federal Funds Effective Rate plus 0.5% per annum and (C) the LIBOR for a one month interest period on such day plus 1.00%; or (ii) the adjusted LIBOR, which is the rate stated on Reuters BBA Libor Rates LIBOR01 market for one, two, three, six or twelve months, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus, in each of the cases described in clauses (i) and (ii) above, an applicable margin ranging from 1.25% to 2.75% for ABR loans and from 2.25% to 3.75% for adjusted LIBO Rate loans.

        Upon any payment default, the interest rate then in effect shall be increased on such overdue amount by an additional 2% per annum for the period that the default exists plus the rate applicable to ABR loans.

        The MHR Senior Revolving Credit Facility contains negative covenants that, among other things, restrict the ability of the Company to, with certain exceptions: (1) incur indebtedness; (2) grant liens; (3) make certain restricted payments; (4) change the nature of its business; (5) dispose of its assets; (6) enter into mergers, consolidations or similar transactions; (7) make investments, loans or advances; (8) pay cash dividends, unless certain conditions are met, and subject to a "basket" of $45 million per year available for payment of dividends on preferred stock; and (9) enter into transactions with affiliates. The facility also requires the Company to satisfy certain financial covenants, including maintaining (as defined) (1) a ratio of consolidated current assets to consolidated current liabilities of not less than 1.0 to 1.0; (2) a ratio of EBITDAX to interest expense of not less than 2.5 to 1.0; and (3) a total debt to EBITDAX ratio of not more than (a) 4.75 to 1.0 for the fiscal quarter ended December 31, 2012, (b) 4.50 to 1.0 for the fiscal quarter ended March 31, 2013, (c) 4.25 to 1.0 for the fiscal quarter ending June 30, 2013, and (d) 4.00 to 1.0 for the fiscal quarter ending September 30, 2013 and for each fiscal quarter ending thereafter, unless, in the case of this clause (iv) only, a "material asset sale" shall have occurred during any such fiscal quarter in which case the ratio of total debt to EBITDAX shall not exceed 4.0 to 1.0 for such fiscal quarter. A "material asset sale" is any asset sale resulting in the receipt of net cash proceeds in excess of $15 million, other than asset sales made in the ordinary course of the Company's and its restricted subsidiaries' partnership drilling programs. The Company is also limited to certain maximum notional amounts in respect of commodity hedging agreements pursuant to the terms of the facility.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 10—LONG-TERM DEBT (Continued)

        The obligations of the Company under the facility may be accelerated upon the occurrence of an event of default (as such term is defined in the facility). Events of default include customary events for a financing agreement of this type, including, without limitation, payment defaults, defaults in the performance of affirmative or negative covenants, the inaccuracy of representations or warranties, bankruptcy or related defaults, defaults relating to judgments and the occurrence of a change in control of the Company. Subject to certain permitted liens, the Company's obligations under the MHR Senior Revolving Credit Facility have been secured by the grant of a first priority lien on no less than 80% of the value of the proved oil and gas properties of the Company and its restricted subsidiaries.

        In connection with the facility, the Company and its restricted subsidiaries also entered into certain customary ancillary agreements and arrangements, which, among other things, provide that the indebtedness, obligations and liabilities of the Company arising under or in connection with the facility are unconditionally guaranteed by such subsidiaries.

        The Company had loans outstanding under this senior credit facility of $225.0 million and $142.0 million as of December 31, 2012 and 2011, respectively.

Interest Expense

        Interest expense includes amortization and write off of deferred financing costs and discount on the Senior Notes in the combined amount of $7.4 million for the year ended December 31, 2012 and amortization and write off of deferred financing costs of $3.6 million, and $1.2 million, for the years ended December 31, 2011, and 2010, respectively. The Company capitalizes interest on expenditures for significant capital asset projects that last more than six months while activities are in progress to bring the assets to their intended use. Interest of $4.4 million was capitalized during the year ended 2012. The Company did not capitalize interest in 2011 or 2010.

Effect of Late SEC Filings on Liquidity and Capital Resources

        The Company is no longer able to access the capital markets using short-form registration statements or "at-the-market" offerings as a result of certain late filings. The Company's ability to access the MHR Senior Revolving Credit Facility, and for Eureka Hunter Pipeline to access the Eureka Credit Agreements, could be curtailed or eliminated if an uncured cross-default under such facilities results from any uncured "event of default" under the indenture relating to the Company's Senior Notes stemming from its late SEC filings. These adverse impacts from the Company's late SEC filings will be reduced, to some extent, by the net proceeds it received from the Eagle Ford Properties Sale and expected net proceeds in 2013 and 2014 from sales of non-core properties.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 11—SHARE-BASED COMPENSATION

        Employees, directors and other persons who contribute to the success of Magnum Hunter are eligible for grants of common stock, common stock options, and stock appreciation rights under the Company's amended and restated Stock Incentive Plan. At December 31, 2012, 20,000,000 shares of the Company's common stock are authorized to be issued under the plan, and 3,683,657 shares have been issued as of December 31, 2012. On January 17, 2013, upon shareholder approval, the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan was amended to increase the aggregate number of shares of the Company's common stock that may be issued under the plan from 20,000,000 to 27,500,000.

        The Company recognized share-based compensation expense of $15.7 million, $25.1 million, and $6.4 million for the years ended December 31, 2012, 2011, and 2010 respectively.

        A summary of stock option and stock appreciation rights activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	2012		2011		2010
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	12,566,199	$5.64	12,779,282	$2.65	7,117,000	$0.93
Granted	4,978,750	$6.00	5,601,792	$7.74	5,892,332	$4.70
Exercised	(1,304,050)	$1.54	(5,479,250)	$0.92	(52,500)	$2.05
Forfeited or expired	(1,393,905)	$7.14	(335,625)	$3.40	(177,550)	$1.36

Outstanding at end of period	14,846,994	$6.01	12,566,199	$5.64	12,779,282	$2.65
Exercisable at end of the year	8,683,622	$5.97	6,915,471	$4.97	7,563,750	$1.29

        A summary of the Company's non-vested options and stock appreciation rights as of December 31, 2012, 2011, and 2010 is presented below:

Non-vested Options	2012	2011	2010
Non-vested at beginning of period	5,650,782	5,215,532	2,340,250
Granted	4,978,750	5,601,792	5,892,332
Vested	(3,405,434)	(4,832,417)	(2,964,500)
Forfeited	(1,060,726)	(334,125)	(52,550)

Non-vested at end of period	6,163,372	5,650,782	5,215,532

        Total unrecognized compensation cost related to the non-vested options was $12.6 million, $9.2 million, and $10.4 million as of December 31, 2012, 2011, and 2010, respectively. The cost at December 31, 2012 is expected to be recognized over a weighted-average period of 1.64 years. At December 31, 2012, the aggregate intrinsic value for the outstanding options was $3.9 million; and the weighted average remaining contract life was 6.6.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 11—SHARE-BASED COMPENSATION (Continued)

        The assumptions used in the fair value method calculations for the years ended December 31, 2012, 2011, and 2010 are disclosed in the following table:

	Year Ended December 31,
	2012	2011	2010
Weighted average fair value per option granted during the period(1)	$3.72	$4.28	$2.65
Assumptions(2):
Weighted average stock price volatility(3)	82.64%	64.29%	79.32%
Weighted average risk free rate of return	0.77%	2.04%	1.78%
Weighted average estimated forfeiture rate(4)	—%	—%	—%
Weighted average expected term	4.51 years	6.36 years	4.24 years

(1)
Calculated using the Black-Scholes fair value based method for service and performance based grants and the Lattice Model for market based grants.

(2)
The Company has not paid cash dividends on its common stock.

(3)
The volatility assumption was estimated based upon a blended calculation of historical volatility and implied volatility over the life of the awards.

(4)
For the years 2012, 2011 and 2010, the Company estimated forfeitures to be zero based on the majority of options being granted to executive officers who are less likely to forfeit shares.

        During 2012, the Company granted 69,791 fully vested shares of common stock to the Company's board members as payment of board and committee meeting fees and chairperson retainers.

        A summary of the Company's non-vested common shares granted under the Stock Incentive Plan as of December 31, 2012, 2011, and 2010 is presented below:

	2012		2011		2010
Non-vested Shares	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Non-vested at beginning of year	155,049	$4.43	300,074	$4.43	2,310,000	$0.44
Granted	69,791	$4.29	40,305	$5.45	253,930	$5.45
Vested	(159,815)	$4.46	(185,330)	$0.47	(2,263,856)	$0.47

Non-vested at end of year	65,025	$6.09	155,049	$4.43	300,074	$4.43

        Total unrecognized compensation cost related to the above non-vested shares amounted to $0.4 million, $0.8 million, and $1.2 million as of December 31, 2012, 2011, and 2010, respectively. The unrecognized compensation cost at December 31, 2012 is expected to be recognized over a weighted-average period of 0.9 years.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY

Common Stock

        During the years ended December 31, 2012, 2011, and 2010, the Company issued 84,052, 121,143, and 2,539,317 shares, respectively, of the Company's common stock in connection with share-based compensation which had fully vested to certain senior management and officers of the Company.

        During the years ended December 31, 2012, 2011, and 2010, the Company issued 1,438,275, 6,293,107, and 7,589,154 shares of the Company's common stock upon the exercise of warrants and options for total proceeds of approximately $2.3 million, $7.6 million, and $16.2 million, respectively.

        During the year ended December 31, 2010, the Company issued 10,832,076 shares of common stock in open market transactions at an average price of $3.57 per share pursuant to an "At the Market" sales agreement (ATM) the Company had with its sales agent for total proceeds of approximately $38.7 million. Sales of shares of the Company's common stock by its sales agent have been made in privately negotiated transactions or in any method permitted by law deemed to be an "At The Market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on an exchange or sales made through a market maker other than on an exchange. The Company's sales agent has made all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between the Company and its sales agent.

        On December 31, 2010, the Company issued 2,255,046 shares of common stock valued at approximately $17.1 million based on the closing stock price of $7.58 as consideration in the first closing of the PostRock assets acquisition.

        During the years ended December 31, 2012 and 2011, the Company issued 3,188,036 and 582,127 shares of the Company's common stock, respectively, upon exchange of exchangeable shares issued by MHR Exchangeco Corporation in connection with the Company's acquisition of NuLoch Resources, Inc. in May 2011.

        During the year ended December 31, 2011, the Company issued 1,713,598 shares of common stock in open market transactions at an average price of $8.27 per share pursuant to an ATM sales agreement as described above, for total new proceeds of approximately $13.9 million.

        On January 14, 2011, the Company issued 946,314 shares of common stock valued at approximately $7.5 million based on a closing stock price of $7.97 as consideration in the second closing of the PostRock assets acquisition.

        On April 13, 2011, the Company issued 6,635,478 shares of common stock valued at approximately $53.0 million based on a closing stock price of $7.99 as consideration in the closing of the acquisition of NGAS. In connection with the NGAS acquisition, the Company issued 350,626 shares of common stock valued at approximately $2.8 million to NGAS employees as change in control payments.

        On May 3, 2011, the Company issued 38,131,846 shares of common stock valued at approximately $282.2 million based on a closing stock price of $7.40 as consideration in the closing of the acquisition of NuLoch.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

        On March 30, 2012, the Company issued 296,859 restricted shares of the Company's common stock valued at approximately $1.9 million based on a price of $6.41 per share as partial consideration for the acquisition of the assets of Eagle Operating.

        On May 16, 2012, the Company issued 35,000,000 shares of the Company's common stock in an underwritten public offering at a price of $4.50 per share for total proceeds of $157.5 million. The net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses, were approximately $148.2 million.

        On August 20, 2012, the Company issued an aggregate of 199,055 shares of the Company's common stock as "safe harbor" and discretionary matching contributions to the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "KSOP" or the "Plan"). The Plan was established effective October 1, 2010 as a defined contribution plan. At the discretion of the Board of Directors, the Company may elect to contribute discretionary contributions to the Plan either as profit sharing contributions or as employee stock ownership plan contributions. It is the intent of the Company to review and make discretionary contributions to the Plan in the future, however, the Company has no further obligation to make future contributions to the Plan as of December 31, 2012, except for statutorily required "safe harbor" matching contributions.

Unearned Common Stock in Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

        On August 13, 2012, the Company rescinded the loan of 153,300 Magnum Hunter common shares to the Company's KSOP and the common shares were returned to the Company and held in treasury at cost of $3.94 per share. The loan was rescinded to correct a mutual mistake by the parties in connection with the Company's original acquisition of the shares through open market purchases. The Company has agreed that 153,300 shares of the Company's common stock will either be (i) offered for sale to the participants in the Plan at a price not to exceed the lesser of $3.94 per share (the basis of these treasury shares) or the fair market value of the shares on the date of the sale, or (ii) contributed to the Plan as one or more discretionary matching contributions. Such sale or contribution shall be made at such time or times as determined by the trustee of the Plan, except to the extent that the Company elects prior to that time to contribute all or a part of such shares as a discretionary matching contribution.

Exchangeable Common Stock

        On May 3, 2011, in connection with the acquisition of NuLoch, the Company issued 4,275,998 exchangeable shares of MHR Exchangeco Corporation, which are exchangeable for shares of the Company at a one for one ratio. The shares of MHR Exchangeco Corporation were valued at approximately $31.6 million. Each exchangeable share is exchangeable for one share of the Company's common stock at any time after issuance at the option of the holder and will be redeemable at the option of the Company, through Exchangeco, after one year or upon the earlier of certain specified events. During the year ended December 31, 2012 and 2011, 3,188,036 and 582,127, respectively, of the exchangeable shares have been exchanged for common shares of the Company. As of December 31, 2012, 505,835 exchangeable shares were outstanding.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

Common Stock Warrants

        During 2006, the Company issued 871,500 warrants to purchase an equal number of shares of the Company's common stock at an exercise price of $3.00 per share in conjunction with private placement sales of common stock. The warrants had a term of five years from the date of issuance. The Company also issued 326,812 warrants to purchase an equal number of shares of the Company's common stock at an exercise price of $3.00 per share along with a cash payment for commission fees.

        In association with common stock sales on November 5, 2009, the Company issued 457,982 common stock warrants. Each warrant issued to a purchaser had a term of 3 years and (i) was exercisable for one share of the Company's common stock at any time after the shares of common stock underlying the warrant are registered with the SEC for resale pursuant to an effective registration statement, which was June 12, 2010, (ii) had a cash exercise price of $2.50 per share of the Company's common stock, and (iii) upon notice to the holder of the warrant, was redeemable by the Company for $0.01 per share of the Company's common stock underlying the warrant if (a) the registration statement as filed with the SEC is effective and (b) the average trading price of the Company's common stock as traded and quoted on the NYSE Amex equals or exceeds $3.75 per share for at least 20 days in any period of 30 consecutive days.

        On November 16, 2009, the Company issued 1,280,744 common stock warrants. The warrants, which represent the right to acquire an aggregate of up to 1,280,744 common shares, were exercisable at any time on or after May 17, 2010 and had a term of 3 years, at an exercise price of $2.50 per share, which was 145% of the closing price of the Company's common shares on the NYSE Amex on November 11, 2009. These warrants were exercised during the years 2010, 2011, 2012.

        On April 13, 2011, at the time of the NGAS acquisition, NGAS had 4,609,038 warrants outstanding which were converted, based on the exchange ratio of 0.0846, to 389,924 warrants exercisable for Magnum Hunter common stock. The warrants had a cash-out option, which remained available to the holder for 30 days from the date of the acquisition, based on fair market value of the warrants at April 13, 2011. The Company paid cash of $1.0 million upon exercise of the cash-out option on the warrants exercisable for 251,536 shares of the Company's common stock. At December 31, 2012, common stock warrants exercisable for 138,388 shares of the Company's common stock were outstanding. The warrants consist of 97,780 warrants with an exercise price of $15.13 which expire February 13, 2014 and 40,608 warrants with an exercise price of $19.04 which expire November 17, 2014.

        On August 13, 2011, the Company declared a dividend to be paid in the form of one common stock warrant for every ten shares held by holders of record of the Company's common stock and exchangeable shares of MHR Exchangeco Corporation on August 31, 2011. The Company issued 12,875,093 common stock warrants to common stock holders and 378,174 warrants to holders of MHR Exchangeco Corporation exchangeable shares. Each warrant entitles the holder to purchase one share of the Company's common stock for an initial exercise price of $10.50 and expires on October 14, 2013. The fair market value of the warrants was $6.9 million. The warrants were accounted for in additional paid-in capital rather than as a reduction of retained earnings because the Company has an accumulated deficit position.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

        During the year ended December 31, 2010, 251,500 of the Company's $3.00 common stock warrants, 1,562,504 of the Company's $2.50 common stock warrants, and 5,722,650 of the Company's $2.00 common stock warrants were exercised for total combined proceeds of approximately $16.1 million, and 78,000 of the Company's $2.00 common stock warrants expired.

        During the year ended December 31, 2011, 771,812 of the Company's $3.00 common stock warrants and 42,045 of the Company's $2.50 common stock warrants were exercised for total combined proceeds of approximately $2.4 million, and 15,000 of the Company's $3.00 common stock warrants expired.

        During the year ended December 31, 2012, 48 of the Company's $10.50 common stock warrants and 134,177 of the Company's $2.50 common stock warrants were exercised for total combined proceeds of approximately $328,000, and 15,330 of the Company's $10.50 common stock warrants were canceled upon the rescission of the 153,300 Magnum Hunter common shares loaned to the Company's KSOP.

        A summary of warrant activity for the years ended December 31, 2012, 2011, and 2010 is presented below:

	2012		2011		2010
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	13,525,832	$10.48	963,034	$2.91	8,577,688	$2.15
Granted	—	$—	13,391,655	$10.56	—	$—
Exercised, forfeited, or expired	(149,555)	$3.32	(828,857)	$2.97	(7,614,654)	$2.14

Outstanding at end of year	13,376,277	$10.56	13,525,832	$10.48	963,034	$2.91
Exercisable at end of year	13,376,277	$10.56	13,525,832	$10.48	963,034	$2.91

        At December 31, 2012, the warrants had no aggregate fair value; and the weighted average remaining contract life was 0.8 years.

Series D Preferred Stock

        During the year ended December 31, 2011, the Company sold 1,437,558 shares of the Company's 8.0% Series D Cumulative Preferred Stock, par value $0.01 per share and liquidation preference of $50.00 per share, of which 400,000 were sold in an underwritten offering and 1,037,558 were sold under the ATM sales agreement, for net proceeds of $65.7 million. The Series D Preferred Stock cannot be converted into common stock of the Company but may be redeemed by the Company, at the Company's option, on or after March 14, 2014 for par value or $50.00 per share or in certain circumstances prior to such date as a result of a change in control of the Company. Dividends accrue and are payable monthly on the Series D Preferred Stock at a fixed rate of 8.0% per annum of the $50.00 per share liquidation preference.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

        During the year ended December 31, 2012, the Company issued an aggregate of 2,771,263 shares of the Company's 8.0% Series D Cumulative Preferred Stock with a liquidation preference of $50.00 per share for cumulative net proceeds of approximately $122.5 million, which included various offering expenses of approximately $3.1 million. The 2,771,263 shares of the Company's 8.0% Series D Cumulative Preferred Stock issued during the year ended December 31, 2012 included (i) 1,721,263 shares issued under an ATM sales agreement for net proceeds of approximately $77.9 million, which included approximately $1.5 million of offering and underwriting fees and (ii) 1,050,000 shares issued pursuant to an underwritten public offering on September 7, 2012 at a price of $44.00 per share for net proceeds of approximately $44.6 million, which included approximately $1.6 million of underwriting discounts, commissions and offering expenses.

Series E Preferred Stock

        Each share of Series E Preferred Stock, par value $0.01 per share, has a stated liquidation preference of $25,000 and a dividend rate of 8.0% per annum (based on stated liquidation preference), is convertible at the option of the holder into a number of shares of the Company's common stock equal to the stated liquidation preference (plus accrued and unpaid dividends) divided by a conversion price of $8.50 per share (subject to anti-dilution adjustments in the case of stock dividends, stock splits and combinations of shares), and is redeemable by the Company under certain circumstances. The Series E Preferred Stock is junior to the Company's 10.25% Series C Cumulative Perpetual Preferred Stock and 8.0% Series D Cumulative Preferred Stock in respect of dividends and distributions upon liquidation. Each Depositary Share is a 1/1000th interest in a share of Series E Preferred Stock. Accordingly, the Depositary Shares have a stated liquidation preference of $25.00 per share and a dividend rate of 8.0% per annum (based on stated liquidation preference), are similarly convertible at the option of the holder into a number of shares of the Company's common stock equal to the stated liquidation preference (plus accrued and unpaid dividends) divided by a conversion price of $8.50 per share (subject to corresponding anti-dilution adjustments), and are redeemable by the Company under certain circumstances.

        In November 2012, the Company issued 2,704,850 Depositary Shares, each representing a 1/1,000th interest in a share of the Company's 8% Series E Cumulative Convertible Preferred Stock, liquidation preference $25,000 per share, to the shareholders of Virco as partial consideration for the Company's purchase of 100% of the outstanding stock of Virco. The Company also issued 70,000 Depositary Shares into an escrow account which were returned and held in treasury at cost of $1.8 million upon an indemnification settlement in favor of the Company.

        In December 2012, the Company sold in a public offering an aggregate of 1,000,000 Depositary Shares, each representing a 1/1,000th interest in a share of the Company's 8% Series E Cumulative Convertible Preferred Stock, liquidation preference $25,000 per share. The Depositary Shares were sold to the public at a price of $23.50 per Depositary Share, and the net proceeds to the Company were $22.4425 per Depositary Share after deducting underwriting commissions, but before deducting expenses related to the offering.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

Non-controlling Interests

        During the year ended December 31, 2012, the Company purchased outstanding non-controlling interest in a subsidiary which the Company did not previously own. The Company acquired the non-controlling interest valued at $497,000 based on fair value at the date of acquisition.

        In connection with a Williston Basin acquisition in 2008, the Company entered into equity participation agreements with certain of its lenders pursuant to which the Company agreed to pay to the lenders an aggregate of 12.5% of all distributions paid to the owners of PRC Williston, which equity participation agreements, for accounting purposes, are treated as non-controlling interests in PRC Williston, and consequently, PRC Williston is treated as a majority owned subsidiary of the Company and is consolidated by the Company. The equity participation agreements had a fair value of $3.4 million upon issuance and were accounted for as a non-controlling interest in PRC Williston.

        On April 2, 2012, Eureka Hunter Holdings, a majority owned subsidiary, issued 622,641 Class A Common Units representing membership interests in Eureka Hunter Holdings, with a value of $12.5 million, as partial consideration for the assets acquired from TransTex. The value of the units transferred as partial consideration for the acquisition was determined utilizing a discounted future cash flow analysis. The carrying value of the Eureka Hunter Holdings Class A Common Units held by third parties is classified as non-controlling interest.

        A summary of non-controlling interests in the Company for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Non-controlling interest at beginning of period	$2,196	$1,450	$1,321
Non-controlling interests acquired through acquisition of NGAS	—	497	—
Purchase of outstanding non-controlling interests	(497)	—	—
Issuance of shares of Eureka Hunter Holdings, LLC Common Units	12,453	—	—
Income (loss) attributable to non-controlling interest	(4,013)	249	129

Non-controlling interest at end of period	$10,139	$2,196	$1,450

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 12—SHAREHOLDERS' EQUITY (Continued)

Preferred Dividends Paid

        A summary of dividends paid by the Company for the years ended December 31, 2012, 2011, and 2010 is presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Dividend on Eureka Hunter Holdings, LLC Series A Preferred Units	$(8,090)	$—	$—
Dividend on Series B Preferred Stock	—	—	(131)
Dividend on Series C Preferred Stock	(10,248)	(10,248)	(2,336)
Dividend on Series D Preferred Stock	(11,699)	(3,759)	—
Dividend on Series E Preferred Stock	(894)	—	—

Total dividends on Preferred Stock	$(30,931)	$(14,007)	$(2,467)

        Accretion of the difference between the carrying value and the redemption value of the Eureka Hunter Holdings, Series A Preferred Units of $3.8 million for the year ended December 31, 2012, and none for the years ended December 31, 2011, and 2010, was included in dividends on preferred stock.

NOTE 13—REDEEMABLE PREFERRED STOCK

Series C Preferred Stock

        On December 13, 2009, the Company sold 214,950 shares of its 10.25% Series C Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $25.00 per share (the "Series C Preferred Stock"), for net proceeds of $5.1 million. The Series C Preferred Stock cannot be converted into common stock of the Company, but may be redeemed by the Company, at the Company's option, on or after December 14, 2011 for par value or $25.00 per share. In the event of a change of control of the Company, the Series C Preferred Stock will be redeemable by the holders at $25.00 per share, except in certain circumstances when the acquirer is considered a qualifying public company. Dividends accrue and are payable monthly on the Series C Preferred Stock at a fixed rate of 10.25% per annum of the $25.00 per share liquidation preference.

        During the year ended December 31, 2010, the Company sold 2,594,506 shares of the Series C Preferred Stock under its ATM sales agreement for net proceeds of $63.4 million.

        During the year ended December 31, 2011, the Company sold 1,190,544 shares of its 10.25% Series C Cumulative Perpetual Preferred Stock under its ATM sales agreement for net proceeds of $29.1 million. The sales during the year ended December 31, 2011 have fully subscribed the authorized 4,000,000 shares of Series C Preferred Stock. The Series C Preferred Stock is recorded as temporary equity because a forced redemption, upon certain circumstances as a result of a change in control of the Company, is outside the Company's control.

Eureka Hunter Holdings, LLC Series A Preferred Units

        On March 21, 2012, Eureka Hunter Holdings entered into a Series A Convertible Preferred Unit Purchase Agreement (the "Unit Purchase Agreement") with Magnum Hunter and Ridgeline Midstream Holdings, LLC ("Ridgeline"), an affiliate of ArcLight Capital Partners, LLC. Pursuant to this Unit

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 13—REDEEMABLE PREFERRED STOCK (Continued)

Purchase Agreement, Ridgeline committed, subject to certain conditions, to purchase up to $200 million of Series A Convertible Preferred Units representing membership interests of Eureka Hunter Holdings (the "Series A Preferred Units").

        During the year ended December 31, 2012, Eureka Hunter Holdings issued 7,590,000 Series A Preferred Units to Ridgeline for net proceeds of $148.6 million, net of transaction costs. The Series A Preferred Units outstanding at December 31, 2012 represented 36.5% of the ownership of Eureka Hunter Holdings on a basis as converted to Class A Common Units of Eureka Hunter Holdings and represent non-controlling interests in the form of redeemable preferred stock of a subsidiary in consolidation of the Company. Eureka Hunter Holdings pays cumulative distributions quarterly on the Series A Preferred Units at a fixed rate of 8% per annum of the initial liquidation preference. The distribution rate is increased to 10% if any distribution is not paid when due. The board of directors of Eureka Hunter Holdings may elect to pay up to 75% of the distributions owed for the period from March 21, 2012 through March 31, 2013 in the form of "paid-in-kind" units and may elect to pay up to 50% of the distributions owed for the period from April 1, 2013 through March 31, 2014 in such units. The Series A Preferred Units can be converted into Class A Common Units of Eureka Hunter Holdings upon demand by Ridgeline at any time or by Eureka Hunter Holdings upon the consummation of a qualified initial public offering, provided that Eureka Hunter Holdings converts no less than 50% of the Series A Preferred Units into Class A Common Units at that time. The conversion rate is 1:1, which may be adjusted from time to time based upon certain anti-dilution and other provisions. Eureka Hunter Holdings can redeem all outstanding Series A Preferred Units at their liquidation preference, which involves a specified IRR hurdle, any time after March 21, 2017. Holders of the Series A Preferred Units can force redemption of all outstanding Series A Preferred Units any time after March 21, 2020, at a redemption rate equal to the higher of the as-converted value and a specified internal investment rate of return calculation. The Series A Preferred Units are recorded as temporary equity because a forced redemption by the holders of the preferred units is outside the control of Eureka Hunter Holdings.

        The Company has evaluated the Series A Preferred Units and determined that they should be considered a "debt host" and not an "equity host". This evaluation is necessary to determine if any embedded features require bifurcation and, therefore, would be required to be accounted for separately as a derivative liability. The Company's analysis followed the "whole instrument approach," which compares an individual feature against the entire preferred instrument that includes that feature. The Company's analysis was based on a consideration of the economic characteristics and risks of the preferred unit and, more specifically, evaluated all of the stated and implied substantive terms and features of such unit, including (1) whether the preferred unit included redemption features; (2) how and when any redemption features could be exercised; (3) whether the holders of preferred units were entitled to dividends; (4) the voting rights of the preferred unit; and (5) the existence and nature of any conversion rights. As a result of the Company's determination that the preferred unit is a "debt host," the Company determined that the embedded conversion option, redemption options and other features of the preferred units do require bifurcation and separate accounting as embedded derivatives. The fair value of the embedded features were determined to be $22.1 million, $15.4 million, $7.9 million, and $6.3 million at the issuance dates of March 21, 2012, April 2, 2012, June 20, 2012, and October 19, 2012, respectively, which were bifurcated from the issuance values of the Series A Preferred Units and presented in long term liabilities. The fair value of this embedded feature was determined to be

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 13—REDEEMABLE PREFERRED STOCK (Continued)

$43.5 million and $0 in the aggregate at December 31, 2012 and 2011, respectively. See "Note 4—Fair Value of Financial Instruments".

        During the year ended December 31, 2012, the Company paid cash distributions of $3.4 million and accrued distributions of $3.0 million not yet paid, to the holder of the Company's Series A Preferred Units. During such year, distributions in the amount of $1.7 million were paid-in-kind to the holder of the Series A Preferred Units and the Company issued 82,892 Series A Preferred Units as payment. At December 31, 2012, 7,672,892 shares of Series A Preferred Units were outstanding.

NOTE 14—INCOME TAXES

        The total provision for income taxes applicable to continuing operations consists of the following:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Deferred income tax benefit
U.S. federal	$(19,312)	$(2,862)	$(3,199)

Total deferred tax benefit	$(19,312)	$(2,862)	$(3,199)

Total income tax benefit	$(19,312)	$(2,862)	$(3,199)

        At December 31, 2012, the Company has available for U.S. federal income tax reporting purposes, net operating loss carry forwards ("NOL's") of approximately $473 million, (tax effected $178 million) which expire in varying amounts during the tax years 2018 through 2032. The Company has two (2) separate U.S. corporate filing entities. In addition, the Company files in various State taxing jurisdictions. The Company also has an NOL relating to the Canadian operations of approximately $58 million (tax effected $15 million), which expire in varying amounts between years 2015 through 2032. The U.S. NOL above includes $20 million of deductions for excess stock-based compensation. The Company will recognize the NOL tax assets associated with excess stock-based compensation tax deductions only when all other components of the NOL tax assets have been fully utilized and a cash tax benefit is realized. Upon realization, the excess stock-based compensation deduction will reduce taxes payable and will be credited directly to equity.

        Internal Revenue Code ("IRC") Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards in the tax years following an "ownership change". For this purpose, an ownership change results from stock transactions that increase the ownership of certain existing and new stockholders in the corporation by more than 50 percentage points during the previous three-year testing period. Approximately $44 million ($16 million tax effected) of the Company's NOL relates to corporate acquisitions and the utilization of that portion of the NOL is limited on an annual basis under section 382.

        Canada Revenue Agency also provides limitations on the utilization of NOL's from acquired companies. Under applicable statutes, the Company believes approximately $15 million (tax effected $3.7 million) will be subject to limitations and will on a more likely than not basis never be utilized. The company maintains a full valuation allowance against the $15 million it believes will be limited under the statute.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 14—INCOME TAXES (Continued)

        At December 31, 2012, the Company was not under examination by any federal or state taxing jurisdiction, nor had the Company been contacted by any examining agency.

        The Company has approximately $2.6 million (tax effected $1.0 million) of depletion carryover which has no expiration.

        The Company has no unremitted earnings in Canada.

        The Company has recorded a valuation allowance of $188 million (tax effected $69 million) against the net deferred tax assets of the Company at December 31, 2012. The Company is uncertain on a more likely than not basis that the NOL and other deferred tax assets will be utilized in the future. Management evaluated all available positive and negative evidence in making this assessment. The assessment included objectively verifiable information such as historical operating results, future projections of operating results, future reversals of existing taxable temporary differences and anticipated capital expenditures. Management placed a significant amount of weight on the historical results. The Company closed on the sale of Eagle Ford Hunter properties in April 2013. While the Company anticipates the recognition of both book and taxable income from the transaction, given future projections of operating results for 2013 and the Company's capital expenditure budget for 2013, management believes it is not more likely than not that the Company will realize the benefit of NOL's in 2013. Further, because the transaction was a fundamental transaction of core assets for the Company, occurring subsequent to the year-end beyond the Company's original filing deadline for this annual report, management believes the availability of such evidence arising from the transaction is outside of the scope of evidence that should be considered in its assessment of the need for a valuation allowance at December 31, 2012.

        The following is a reconciliation of the reported amount of income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2012, 2011, and 2010 to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Income tax benefit at statutory U.S. rate	$(48,639)	$(20,887)	$(7,984)
State income taxes	(2,732)	(1,194)	—
Effect of permanent differences	(555)	419	386
Tax effect of non-controlled	797	—	—
Other	7	—	—
Change in valuation allowance	31,810	18,800	4,399

Total continuing operations	(19,312)	(2,862)	(3,199)
Discontinued operations	(2,283)	2,166	3,199

Total tax benefit	$(21,595)	$(696)	$—

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 14—INCOME TAXES (Continued)

        Income (loss) before income taxes was as follows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Domestic	$(138,968)	$(59,676)	$(22,812)
Foreign	—	—	—

Loss from continuing operations	(138,968)	(59,676)	(22,812)
Income from discontinued operations	(23,054)	(17,432)	2,481
Gain on sale of discontinued operations	3,706	—	6,660

Loss before income tax	$(158,316)	$(77,108)	$(13,671)

Deferred Tax Assets and Liabilities

        The tax effects of temporary differences that gave rise to the Company's deferred tax assets and liabilities are presented below:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Deferred tax assets:
Net operating loss carry forwards	$193,310	$62,923	$21,520
Share-based compensation	7,950	10,247	3,091
Depletion carryforwards	997	972	972
Tax credits	53	26,340	—
Other	532	7,475	1,691
Deferred tax liabilities:
Property and equipment	(206,650)	(111,015)	(3,685)
Valuation allowances
Tax credits	(53)	(26,340)	—
Depletion carryforwards	(997)	(972)	—
Net operating losses	(69,400)	(51,523)	(23,589)
Other		$(13,406)

Net deferred tax	$(74,258)	$(95,299)	$—

        Net deferred tax assets (liabilities) are allocated between current and non-current as follows:

	Year Ended December 31,
	2012	2011
	(in thousands)
Current deferred tax asset (liability)	$—	$—
Non-current deferred tax liability	(74,258)	(95,299)

Net deferred tax liability after valuation allowance	$(74,258)	$(95,299)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 14—INCOME TAXES (Continued)

        As of December 31, 2012 the Company provided for a liability of $3.9 million for unrecognized tax benefits related to various federal tax matters, which were netted against the Company's net operating loss. Settlement of the uncertain tax position is expected to occur in the next 12 months and will have no effect on income tax expense (benefit) given the Company's valuation allowance position. The Company has elected to classify interest and penalties related to uncertain income tax positions in income tax expense. As of December 31, 2012, the Company has accrued no amounts for potential payment of interest and penalties.

        Following is a reconciliation of the total amounts of unrecognized tax benefits during the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Unrecognized tax benefits at January 1	$—	$—	$—
Change in unrecognized tax benefits taken during a prior period	—	—	—
Change in unrecognized tax benefits taken during the current period (netted against the US net operating loss)	3,879	—	—
Decreases in unrecognized tax benefits from settlements with taxing authorities	—	—	—
Reductions to unrecognized tax benefits from lapse of statutes of limitations	—	—	—

Unrecognized tax benefits at December 31	$3,879	$—	$—

NOTE 15—MAJOR CUSTOMERS

        The Company's share of oil and gas production is sold to various purchasers who must be prequalified under the Company's credit risk policies and procedures. After giving effect to the Eagle Ford Hunter sale, the following purchasers individually accounted for ten percent or more of the Company's consolidated continuing oil and gas revenues in at least one of the three years ended December 31, 2012. The loss of any one significant purchaser could have a material, adverse effect on the ability of the Company to sell its oil and gas production. Although the Company is exposed to a concentration of credit risk, the Company believes that all of its purchasers are credit worthy.

        The table below provides the percentages of the Company's consolidated oil, NGL and gas revenues from continuing operations represented by its major purchasers during the periods presented:

	Year Ended December 31,
	2012	2011	2010
Shell	32%	10%	—%
Teneska Marketing Ventures	14%	14%	—%
South Jersey	14%	10%	—%
Plains Marketing, LP	11%	16%	33%
Clearfield Energy	7%	16%	23%
Ergon Oil	5%	13%	19%

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION

Quarterly Data (Unaudited)

        The following tables set forth unaudited summary financial results on a quarterly basis for the most recent two years.

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	Year Ended
	2012
	(in thousands)
Total revenue	$27,945	$30,598	$36,381	$45,432	$140,356
Operating loss(1)	$(15,698)	$(15,797)	$(8,898)	$(67,814)	$(108,207)
Income (loss) from discontinued operations, net of tax	$5,723	$(1,789)	$(1,102)	$(22,306)	$(19,474)
Gain (loss) on sale of discontinued operations, net of tax	$4,325	$(2,101)	$—	$185	$2,409
Net loss attributable to Magnum Hunter Resources Corporation	$(12,458)	$(12,577)	$(32,463)	$(75,210)	$(132,708)
Net loss attributable to common shareholders	$(17,052)	$(20,843)	$(42,283)	$(87,236)	$(167,414)
Basic and diluted loss per common share	$(0.13)	$(0.15)	$(0.25)	$(0.54)	$(1.07)

	2011
Total revenue	$11,888	$13,218	$19,200	$22,149	$66,455
Operating loss	$(2,973)	$(17,367)	$(12,498)	$(8,750)	$(41,588)
Income (loss) from discontinued operations, net of tax	$285	$2,703	$(172)	$(22,414)	$(19,598)
Net income (loss) attributable to Magnum Hunter Resources Corporation	$(6,690)	$(15,040)	$2,000	$(56,931)	$(76,661)
Net loss attributable to common shareholders	$(9,298)	$(18,497)	$(1,952)	$(60,921)	$(90,668)
Basic and diluted income (loss) per common share	$(0.12)	$(0.16)	$(0.02)	$(0.50)	$(0.80)

See "Oil and Gas Properties—Capitalized Costs" and "Exploration and Abandonment Costs," in "Note 3—Summary of Significant Accounting Policies" for a discussion of proved and unproved property impairments.

(1)
The quarter-ended December 31, 2012, loss from operations was primarily driven by exploration and abandonment expense. Management reviews leasehold acreage on a quarterly basis. During the quarter-ended December 31, 2012 management determined a significant portion of the non-core Williston Basin acreage would not be utilized as the Company planned to focus on assets that will provide a higher rate of return in 2013.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

Segment Reporting

        The following tables set forth operating activities by segment for the years ended December 31, 2012, 2011, and 2010.

	For the Year Ended December 31, 2012(in thousands)
	U.S. Upstream	Canadian Upstream	Midstream	Oil Field Services	Corporate Unallocated	Intersegment Eliminations	Total
Oil and gas sales	$114,659	$—	$—	$—	$—	$—	$114,659
Gas transportation, gathering and processing	—	—	15,469	—	—	(2,429)	13,040
Oil field services	—	—	—	13,552	—	(1,219)	12,333
Other revenue	99	—	223	—	—	2	324

Total revenue	114,758	—	15,692	13,552	—	(3,646)	140,356
Lease operating expenses	30,429	—	—	—	—	(3,590)	26,839
Severance taxes and marketing	7,854	—	—	—	—	—	7,854
Exploration and abandonments	78,221	—	—	—	—	—	78,221
Gas transportation, gathering and processing	—	—	7,908	—	—	120	8,028
Oil field services	—	—	—	10,420	—	(383)	10,037
Impairment of proved oil and gas properties	3,772	—	—	—	—	—	3,772
Depreciation, depletion, and accretion	52,332	—	5,963	967	—	468	59,730
Loss (gain) on sale of assets	278	—	(250)	600	—	—	628
General and administrative	21,789	—	3,798	418	27,137	312	53,454

Total expenses	194,675	—	17,419	12,405	27,137	(3,073)	248,563

Operating income (loss)	(79,917)	—	(1,727)	1,147	(27,137)	(573)	(108,207)
Interest income	197	—	—	—	3,483	(3,481)	199
Interest expense	(13,053)	—	(758)	(327)	(41,022)	3,544	(51,616)
Gain on derivative contracts	129	—	8,692	—	13,418	—	22,239
Other	(882)	—	(546)	(155)	—	—	(1,583)

Total other income (expense)	(13,609)	—	7,388	(482)	(24,121)	63	(30,761)

Income (loss) from continuing operations before income tax	(93,526)	—	5,661	665	(51,258)	(510)	(138,968)
Income tax benefit (expense)	19,312	—	—	—	—	—	19,312

Loss from continuing operations	(74,214)	—	5,661	665	(51,258)	(510)	(119,656)
Income (loss) from discontinued operations	6,661	(25,021)	—	230	—	(1,344)	(19,474)
Gain on sale of discontinued operations	2,409	—	—	—	—	—	2,409

Net income (loss)	(65,144)	(25,021)	5,661	895	(51,258)	(1,854)	(136,721)
Loss (income) attributable to non-controlling interest	4,173	—	(160)	—	—	—	4,013

Net income (loss) attributable to Magnum Hunter Resources Corporation	$(60,971)	$(25,021)	$5,501	$895	$(51,258)	$(1,854)	$(132,708)
Dividends on preferred stock	—	—	(11,864)	—	(22,842)	—	(34,706)

Net income (loss) attributable to common shareholders	$(60,971)	$(25,021)	$(6,363)	$895	$(74,100)	$(1,854)	$(167,414)

Total segment assets	$1,602,022	$392,918	$245,207	$23,810	$93,612	$(158,937)	$2,198,632

Segment capital expenditures	$417,431	$84,536	$57,010	$8,828	$805	$—	$568,610

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

	For the Year Ended December 31, 2011 (in thousands)
	U.S. Upstream	Canadian Upstream	Midstream	Oil Field Services	Corporate Unallocated	Intersegment Eliminations	Total
Oil and gas sales	$58,726	$—	$—	$—	$—	$—	$58,726
Gas transportation, gathering and processing	—	—	1,978	—	—	(1,484)	494
Oil field services	—	—	—	9,417	—	(2,268)	7,149
Other revenue	65	—	12	9	—	—	86

Total revenue	58,791	—	1,990	9,426	—	(3,752)	66,455
Lease operating expenses	17,194	—	—	—	—	(2,196)	14,998
Severance taxes and marketing	5,341	—	—	—	—	—	5,341
Exploration and abandonments	2,605	—	—	—	—	—	2,605
Gas transportation, gathering and processing	—	—	373	—	—	—	373
Oil field services	—	—	—	8,315	—	(1,556)	6,759
Impairment of proved oil and gas properties	—	—	—	—	—	—	—
Depreciation, depletion, and accretion	20,913	—	1,789	544	—	—	23,246
Loss (gain) on sale of assets	861		(500)	—	—	—	361
General and administrative	2,255	—	850	461	50,794	—	54,360

Total expenses	49,169	—	2,512	9,320	50,794	(3,752)	108,043

Operating income (loss)	9,622	—	(522)	106	(50,794)	—	(41,588)
Interest income	6	—	—	—	4		10
Interest expense	(2,071)	—	(1,673)	(183)	(9,879)	2,054	(11,752)
Loss on derivative contracts	—	—	—	—	(6,346)	—	(6,346)
Other	—	—	—	—	—	—	—

Total other income (expense)	(2,065)	—	(1,673)	(183)	(16,221)	2,054	(18,088)
Income (loss) from continuing operations before income tax	7,557	—	(2,195)	(77)	(67,015)	2,054	(59,676)
Income tax benefit (expense)	1,637	697	—	1,042	—	(514)	2,862
Loss from continuing operations	9,194	697	(2,195)	965	(67,015)	1,540	(56,814)
Income (loss) from discontinued operations	(21,848)	1,855	—	1,935	—	(1,540)	(19,598)

Net income (loss)	(12,654)	2,552	(2,195)	2,900	(67,015)	—	(76,412)
Net income attributable to non-controlling interest	(249)	—	—	—	—	—	(249)

Net income (loss) attributable to Magnum Hunter Resources Corporation	(12,903)	2,552	(2,195)	2,900	(67,015)	—	(76,661)
Dividends on preferred stock	—	—	—	—	(14,007)	—	(14,007)

Net income (loss) attributable to common shareholders	$(12,903)	$2,552	$(2,195)	$2,900	$(81,022)	$—	$(90,668)

Total segment assets	$797,674	$349,410	$83,847	$17,045	$47,839	$(127,055)	$1,168,760

Segment capital expenditures	$202,818	$18,493	$54,748	$6,494	$9,389	$—	$291,942

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

	For the Year Ended December 31, 2010 (in thousands)
	U.S. Upstream	Canadian Upstream	Midstream	Oil Field Services	Corporate Unallocated	Intersegment Eliminations	Total
Oil and gas sales	$26,974	$—	$—	$—	$—	$—	$26,974
Gas transportation, gathering and processing	—	—	334	—	—	(171)	163
Oil field services	—	—	—	3,388	—	(2,166)	1,222
Other revenue	168	—	80	2	—	—	250

Total revenue	27,142	—	414	3,390	—	(2,337)	28,609
Lease operating expenses	10,868	—	—	—	—	(190)	10,678
Severance taxes and marketing	2,347	—	—	—	—	—	2,347
Exploration and abandonments	942	—	—	—	—	—	942
Gas transportation, gathering and processing	—	—	214	—	—	—	214
Oil field services	—	—	—	3,419	—	(2,147)	1,272
Impairment of proved oil and gas properties	306	—	—	—	—	—	306
Depreciation, depletion, and accretion	7,780	—	45	364	—	—	8,189
General and administrative	1,724	—	71	143	22,835	—	24,773

Total expenses	23,967	—	330	3,926	22,835	(2,337)	48,721

Operating income (loss)	3,175	—	84	(536)	(22,835)	—	(20,112)
Interest income	20	—	—	—	41	—	61
Interest expense	(23)	—	—	(149)	(3,412)	—	(3,584)
Gain (loss) on derivative contracts	(6)	—	—	—	820	—	814
Other	9	—	—	—	—	—	9

Total other expense	—	—	—	(149)	(2,551)	—	(2,700)
Income (loss) from continuing operations before income tax	3,175	—	84	(685)	(25,386)	—	(22,812)
Income tax benefit	3,005	—	—	194	—	—	3,199
Income (loss) from continuing operations	6,180	—	84	(491)	(25,386)	—	(19,613)
Income from discontinued operations	1,254	—	—	359	—	—	1,613
Gain on sale of discontinued operations	4,329	—	—	—	—	—	4,329

Net income (loss)	11,763	—	84	(132)	(25,386)	—	(13,671)
Net (income) loss attributable to non-controlling interest	(129)	—	—	—	—	—	(129)

Net income (loss) attributable to Magnum Hunter Resources Corporation	11,634	—	84	(132)	(25,386)	—	(13,800)
Dividends on preferred stock	—	—	—	—	(2,467)	—	(2,467)

Net income (loss) attributable to common shareholders	11,634	—	84	(132)	(27,853)	—	(16,267)

Total segment assets	$189,072	$—	$33,060	$7,253	$19,582	$—	$248,967

Segment capital expenditures	$60,042	$—	$18,274	$1,762	$—	$—	$80,078

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

        The US and Canadian Upstream, Midstream, and Oil Field Services functions best define the operating segments of the Company that are reported separately. The factors used to identify these reportable segments are based on the nature of the operations that are undertaken by each segment. The Upstream segment is organized and operates to explore for and produce crude oil, natural gas, and natural gas liquids. The Company has significant operations in the United States and Canada in the Upstream segment. The Midstream segment operates a network of pipelines that gathers natural gas and provides certain natural gas treating and other services. The Oil Field Services segment is organized and operates to sell services to third-party exploration and production companies. These are broadly understood as segments across the petroleum industry.

        These functions have been defined as the operating segments of the Company because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by the Company's chief executive officer to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available.

        The US Upstream segment comprises the following subsidiaries: Eagle Ford Hunter, Inc, Triad Hunter, LLC, Bakken Hunter, LLC, Williston Hunter, Inc., Williston Hunter ND, LLC, PRC Williston, LLC, Magnum Hunter Production, Inc. and the interests of Magnum Hunter Production, Inc. in various managed drilling partnerships, Sentra Corporation, Energy Hunter Securities, Inc., and Hunter Real Estate, LLC. The Magnum Hunter Resources Corporation parent company's oil and gas production activity is included in the US Upstream segment, and the activity that is related to the enterprise-wide operations, such as interest expense, general and administrative expense, gain (loss) on derivatives, dividends on preferred stock, and interest expense are classified as corporate unallocated activity. The Canadian Upstream segment comprises Williston Hunter Canada, Inc. The Midstream segment comprises Eureka Hunter Holdings, LLC and its subsidiaries, Eureka Hunter Pipeline, LLC and TransTex Hunter, LLC, as well as Magnum Hunter Marketing, LLC. The Oil Field Services segment comprises Alpha Hunter Drilling, LLC. The income from discontinued operations related to Hunter Disposal, LLC, which was sold in February 2012, is classified in Oil Field Services.

Supplemental Oil and Gas Disclosures (Unaudited)

        The following table sets forth the costs incurred in oil and gas property acquisition, exploration, and development activities (in thousands):

	For the Year Ended December 31,
	2012	2011	2010
Purchase of non-producing leases	$414,037	$397,947	$46,683
Purchase of producing properties	159,290	226,634	53,116
Exploration costs	165,789	112,606	43,466
Development costs	262,486	101,151	13,641
Asset retirement obligation	407	5,390	2,171

	$1,002,009	$843,728	$159,077

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

Oil and Gas Reserve Information

        Proved oil and gas reserve quantities are based on estimates prepared by Magnum Hunter's third party reservoir engineering firms Cawley, Gillespie, & Associates, Inc. in 2012, and Cawley, Gillespie, & Associates, Inc. and AJM Deloitte in 2011. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data only represent estimates and should not be construed as being exact.

Total Proved Reserves	Crude Oil and Liquids	Natural Gas
	(MBbl)	MMcf)
Balance December 31, 2009	4,609	9,364
Revisions of previous estimates	(112)	541
Purchases of reserves in place	3,328	22,250
Extensions, discoveries, and other additions	890	13,822
Sales of reserves in place	(1,507)	(5,298)
Production	(384)	(1,227)

Balance December 31, 2010	6,824	39,452
Revisions of previous estimates	6,937	40,494
Purchases of reserves in place	6,345	43,757
Extensions, discoveries, and other additions	2,687	22,399
Sales of reserves in place	(215)	(11)
Production	(869)	(6,854)

Balance December 31, 2011	21,709	139,237
Extensions, discoveries and other additions	3,415	544
Revisions of previous estimates	12,568	25,644
Purchases of reserves in place	10,613	12,082
Sales of reserves in place	(10)	(63)
Production	(2,343)	(14,824)

Balance December 31, 2012	45,952	162,620

Developed reserves, included above:
December 31, 2010	3,720	18,888
December 31, 2011	9,179	90,198
December 31, 2012	22,617	125,526

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with provisions of ASC 932, Extractive Activities—Oil and Gas. Future cash inflows at December 31, 2012, 2011, and 2010 were computed by applying the unweighted, arithmetic average of the closing price on the first day of each month for the 12-month period prior to December 31, 2012, 2011, and 2010 to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions.

        Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carry forwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value of the Company's oil and natural gas properties.

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Future cash inflows	$4,248,384	$2,409,249	$709,788
Future production costs	(1,520,260)	(765,048)	(253,544)
Future development costs	(603,809)	(330,007)	(77,216)
Future income tax expense	(230,500)	(253,721)	(88,233)

Future net cash flows	1,893,815	1,060,473	290,795
10% annual discount for estimated timing of cash flows	(1,046,162)	(586,077)	(162,836)

Standardized measure of discounted future net cash flows	$847,653	$474,396	$127,959

        Future cash flows as shown above were reported without consideration for the effects of commodity derivative transactions outstanding at each period end.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 16—OTHER INFORMATION (Continued)

Changes in Standardized Measure of Discounted Future Net Cash Flows

        The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Balance, beginning of period	$474,396	$127,959	$47,388
Net changes in prices and production costs	13,647	49,498	17,133
Changes in estimated future development costs	(391,318)	(167,399)	(50,950)
Sales and transfers of oil and gas produced during the period	(179,384)	(71,724)	(19,054)
Net changes due to extensions, discoveries, and improved recovery	60,468	110,316	51,022
Net changes due to revisions of previous quantity estimates(1)	290,500	235,163	(355)
Previously estimated development costs incurred during the period	245,168	24,740	25,020
Accretion of discount	85,377	27,029	2,740
Purchase of minerals in place	217,791	234,336	112,406
Sale of minerals in place	(354)	(3,726)	(23,837)
Changes in timing and other(2)	22,436	824	(1,863)
Net change in income taxes	8,926	(92,620)	(31,691)

Standardized measure of discounted future net cash flows	$847,653	$474,396	$127,959

(1)
The Company's net changes due to revisions of previous quantity estimates primarily reflect upward revisions to recoverable quantities of oil and gas minerals assuming existing prices and technology. For the year ended December 31, 2012, the Company made upward revisions of 12,568 MBbl of oil and natural gas liquids and 25,644 MMcf of natural gas. For the year ended December 31, 2011, the Company made upward revisions of 6,937 MBbls of oil and natural gas liquids and 40,494 MMcf of natural gas.

(2)
The Company's changes in timing and other primarily represent changes in the Company's estimates of when proved reserve quantities will be realized. The reserves as of December 31, 2012, reflect accelerated recovery of minerals due to purchases of minerals in place and capital expenditures incurred to develop properties.

        The commodity prices inclusive of adjustments for quality and location used in determining future net revenues related to the standardized measure calculation are as follows:

	2012	2011	2010
Oil (per Bbl)	$88.37	$96.19	$79.43
Natural gas liquids (per Bbl)	$53.94	$44.25	$—
Gas (per Mcf)	$3.08	$4.11	$4.37

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 17—RELATED PARTY TRANSACTIONS

        During 2012, 2011, and 2010, the Company rented an airplane for business use at various times from Pilatus Hunter, LLC, an entity 100% owned by Gary C. Evans, its Chairman and CEO. Airplane rental expenses totaled $174,000, $463,000, and $450,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

        During 2011 and 2010, we obtained accounting services and use of office space from GreenHunter Resources, Inc., an entity for which Mr. Evans is the Chairman, a major shareholder and former CEO; for which Ronald Ormand, the Company's Chief Financial Officer and a director, is a former director; and for which David Krueger, our former Chief Accounting Officer and Senior Vice President, is the Chief Financial Officer. Professional services expenses totaled $162,000 and $212,000 for the years ended December 31, 2011 and 2010, respectively. In 2012, all accounting services were managed entirely by Magnum Hunter employees.

        On October 13, 2011, the Company purchased an office building for $1.7 million from GreenHunter Resources, Inc. In conjunction with the purchase, the Company entered into a term note with a financial institution for $1.4 million due on November 30, 2017. The building houses the accounting functions of Magnum Hunter, and the building purchase enabled the Company to terminate the previous services arrangement described above.

        The Company entered into a lease for a corporate apartment from an executive of the Company who was transferred for monthly rent of $4,500 for use by Company employees. During the years ended December 31, 2012 and 2011, the Company paid rent of $22,500 and $36,000, respectively, pertaining to the lease. The lease terminated in May 2012.

        During 2012 and 2011, Eagle Ford Hunter and Triad Hunter, wholly-owned subsidiaries of the Company, rented storage tanks for disposal water and equipment from GreenHunter Resources, Inc. Rental costs totaled $1.0 million and $1.3 million for the years ended December 31, 2012 and 2011, respectively. The Company believes that such rentals are provided at competitive market rates and are comparable to or more attractive than rates that could be obtained from unaffiliated third party suppliers of such services. Additionally, these companies regularly obtained, and the Company continues to obtain, services from GreenHunter Resources, Inc. for water disposal. Disposal charges recorded in lease operating expenses totaled $2.4 million for the year ended December 31, 2012. The Company had no related party disposal charges in 2011 or 2010. As of December 31, 2012 and 2011, the Company had net accounts payable to GreenHunter of $0 and $70,000, respectively.

        On February 17, 2012, the Company sold its wholly-owned subsidiary, Hunter Disposal, LLC, to GreenHunter Water, LLC, a wholly-owned subsidiary of GreenHunter Resources, Inc. The terms and conditions of the equity purchase agreement between the parties were approved by an independent special committee of the Board of the Company. Total consideration for the sale was approximately $9.3 million comprised of $2.2 million in cash, 1,846,722 shares of GreenHunter Resources, Inc. restricted common stock valued at $2.6 million based on a closing price of $1.79 per share, discounted for restrictions, 88,000 shares of GreenHunter Resources, Inc. 10% Series C Cumulative Preferred Stock with a fair value of $1.9 million, and a $2.2 million convertible promissory note which is convertible at the option of the Company into 880,000 shares of GreenHunter Resources, Inc. common stock based on the conversion price of $2.50 per share. The Company recognized a gain of on the sale of $2.4 million, in gain on sale of discontinued operations, net of tax. The Company has recognized an embedded derivative asset resulting from the conversion option on the convertible promissory note with fair market value of $264,000 at December 31, 2012. See "Note 4—Fair Value of Financial

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 17—RELATED PARTY TRANSACTIONS (Continued)

Instruments". The cash proceeds from the sale were adjusted downward to $783,000 for changes in working capital and certain fees to reflect the effective date of the sale of December 31, 2011. The Company has recorded interest income as a result of the note receivable from GreenHunter Resources, Inc., in the amount of $191,278 for the year ended December 31, 2012. As a result of this transaction, the Company has an investment in GreenHunter Resources, Inc. that is included in derivatives and other long term assets and recorded under the equity method. The loss related to this investment was $1.3 million for the year ended December 31, 2012. In connection with the sale, Triad Hunter entered into agreements with Hunter Disposal, LLC and GreenHunter Water, LLC for wastewater hauling and disposal capacity in Kentucky, Ohio, and West Virginia and a five-year tank rental agreement with GreenHunter Water, LLC.

        Mr. Evans, the Company's Chairman and Chief Executive Officer, was a 4.0% limited partner in TransTex Gas Services, LP, which limited partnership received total consideration of 622,641 Class A Common Units of Eureka Hunter Holdings and cash of $46.0 million upon the Company's acquisition of certain of its assets. This includes units issued in accordance with the agreement of Eureka Hunter Holdings and TransTex to provide the limited partners of TransTex the opportunity to purchase additional Class A Common Units of Eureka Hunter Holdings in lieu of a portion of the cash distribution they would otherwise receive. Certain limited partners purchased such units, including Mr. Evans, who purchased 27,641 Class A Common Units of Eureka Hunter Holdings for $553,000 at the same per unit purchase price offered to all TransTex investors.

NOTE 18—COMMITMENTS AND CONTINGENCIES

Legal Proceedings

        On April 23, 2013, Anthony Rosian, individually and on behalf of all other persons similarly situated, filed a class action complaint in the United States District Court, Southern District of New York, against the Company and certain of its officers, two of whom also serve as directors. On April 24, 2013, Horace Carvalho, individually and on behalf of all other persons similarly situated, filed a similar class action complaint in the United States District Court, Southern District of Texas, against the Company and certain of its officers, two of whom also serve as directors. Several substantially similar putative class actions have been filed in the Southern District of New York and in the Southern District of Texas. All such cases are collectively referred to as the Securities Cases. The complaints in the Securities Cases allege that the Company made certain false or misleading statements in its filings with the SEC, including statements related to the Company's internal and financial controls, the calculation of non-cash share-based compensation expense, the late filing of the Company's 2012 Form 10-K, the dismissal of Magnum Hunter's previous independent registered accounting firm, and other matters identified in the Company's April 16, 2013 Form 8-K, as amended. The complaints demand that the defendants pay unspecified damages to the class action plaintiffs, including damages allegedly caused by the decline in the Company's stock price between February 22, 2013 and April 22, 2013. The Company and the individual defendants intend to vigorously defend the Securities Cases. It is possible that additional putative class action suits could be filed over these events.

        In addition, on May 10, 2013, Steven Handshu filed a shareholder derivative suit in the 151st Judicial District Court of Harris County, Texas on behalf of the Company against the Company's directors and senior officers. On June 6, 2013, Zachariah Hanft filed another shareholder derivative suit in the Southern District of New York on behalf of the Company against the Company's directors

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 18—COMMITMENTS AND CONTINGENCIES (Continued)

and senior officers. These suits are collectively referred to as the Derivative Cases. The Derivative Cases assert that the individual defendants unjustly enriched themselves and breached their fiduciary duties to the Company by publishing allegedly false and misleading statements to the Company's investors regarding the Company's business and financial position and results, and allegedly failing to maintain adequate internal controls. The complaints demand that the defendants pay unspecified damages to the Company, including damages allegedly sustained by the Company as a result of the alleged breaches of fiduciary duties by the defendants, as well as disgorgement of profits and benefits obtained by the defendants, and reasonable attorneys', accountants' and experts' fees and costs to the plaintiff. The Derivative Cases are in their preliminary stages. It is possible that additional shareholder derivative suits could be filed over these events.

        The Company also received a letter from the SEC in April 2013 stating that the SEC's Division of Enforcement was conducting an inquiry regarding the Company's internal controls, change in outside auditors and public statements to investors and asking the Company to preserve documents relating to these matters. The Company has been complying with this request.

        Any potential liability from these claims cannot currently be estimated, and no provision has been accrued for them in the Company's financial statements.

Payable on Sale of Partnership

        On September 26, 2008, the Company sold its 5.33% limited partner interest in Hall-Houston Exploration II, L.P. pursuant to a Partnership Interest Purchase Agreement dated September 26, 2008, as amended on September 29, 2008. The interest was purchased by a non-affiliated partnership for a cash consideration of $8.0 million and the purchaser's assumption of the first $1.4 million of capital calls subsequent to September 26, 2008. The Company agreed to reimburse the purchaser for up to $754,255 of capital calls in excess of the first $1.4 million. The Company's net gain on the sale of the asset is subject to future upward adjustment to the extent that some or all of the $754,255 is not called. The liability as of December 31, 2012 and 2011 was $640,695.

Operational Contingencies

        The exploration, development and production of oil and gas assets, the operations of oil and natural gas gathering systems, and the performance of oil field services are subject to various federal, state, local and foreign laws and regulations designed to protect the environment. Compliance with these regulations is part of the Company's day-to-day operating procedures. Infrequently, accidental discharge of such materials as oil, natural gas or drilling fluids can occur and such accidents can require material expenditures to correct. The Company maintains various levels and types of insurance which it believes to be appropriate to limit its financial exposure. The Company is unaware of any material capital expenditures required for environmental control during this fiscal year.

Leases and Drilling Contract

        As of December 31, 2012, office space rentals with terms of 12 months or greater include office spaces in Houston, Texas, that total approximately 16,900 square feet at a monthly cost of $25,000, Triad Hunter lease commitments with monthly payments of approximately $13,000, and Williston Hunter subsidiaries office spaces in Calgary, Alberta and Denver, Colorado that have combined monthly payments of $32,000.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 18—COMMITMENTS AND CONTINGENCIES (Continued)

        On June 24, 2011, the Company entered into a 40-month drilling contract, for a term from July 1, 2011 through October 31, 2014. The Company's remaining maximum liability under the drilling contract, which would apply if the Company terminated the contract before the end of its term, was approximately $10.7 million as of December 31, 2012.

        Future minimum lease commitments under noncancellable operating leases including operating leases and drilling contracts at December 31, 2012, are follows (in thousands):

2013	$6,605
2014	$5,232
2015	$169
2016	$58
2017	$1
Thereafter	$—

Drilling Rig Purchase

        On November 15, 2012, the Company entered into an agreement to purchase a drilling rig. The remaining commitment under this agreement was $4.7 million as of December 31, 2012 of which $1.1 million remains due in equal installments over twelve months beginning in June 2013.

Employment Agreements

        At December 31, 2012, the Company had an employment agreement with a senior officer with a maximum commitment, if the employee were terminated without cause, of approximately $200,000. As of May 1, 2013, this person was no longer employed by the Company.

Gas Gathering and Processing Agreements

        On December 14, 2011, the Company entered into a 120 -month gas transportation contract. The contract became effective on August 1, 2012. The Company's remaining liability under the contract was approximately $24.5 million as of December 31, 2012. On June 27, 2012, Eureka Hunter Pipeline entered into 36-month gas compression contract. The contract became effective on October 1, 2012. The Company's remaining liability under the contract was $3.9 million as of December 31, 2012. With the Virco Acquisition, Triad Hunter assumed a 120-month gas transportation contract. The Company's remaining liability under the contract was $3.9 million as of December 31, 2012.

        Future minimum gathering, processing, and transportation commitments at December 31, 2012, are as follows (in thousands):

2013	$4,171
2014	$4,225
2015	$4,225
2016	$3,017
2017	$2,947
Thereafter	$13,669

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 18—COMMITMENTS AND CONTINGENCIES (Continued)

Derivative Obligations

        Derivative obligations represent net liabilities determined in accordance with master netting arrangements for commodity derivatives that were valued as of December 31, 2012. The ultimate settlement amounts of the Company's derivative obligations are unknown because they are subject to continuing market risk.

Eureka Hunter Holdings Operating Agreement

        Pursuant to the terms of the Eureka Hunter Holdings operating agreement, the number and composition of the board of directors of Eureka Hunter Holdings may change over time based on Ridgeline's percentage ownership interest in Eureka Hunter Holdings (after taking into account any additional purchases of preferred units) or the failure of Eureka Hunter Holdings to satisfy certain performance goals by the third anniversary of the closing of the initial Ridgeline investment (or as of any anniversary after such date) or under certain other circumstances. The board of directors of Eureka Hunter Holdings is currently composed of a majority of members appointed by Magnum Hunter. Subject to the rights described above, the board of directors of Eureka Hunter Holdings may in the future be composed of an equal number of directors appointed by Magnum Hunter and Ridgeline or, in certain cases, of a majority of directors appointed by Ridgeline.

        If a change of control of Magnum Hunter occurs at any time prior to a qualified public offering (as defined in the Eureka Hunter Holdings operating agreement) of Eureka Hunter Holdings, Ridgeline will have the right under the terms of the operating agreement to purchase sufficient additional preferred units in Eureka Hunter Holdings so that it holds up to 51.0% of the equity ownership of Eureka Hunter Holdings.

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS

Debt Securities Under Universal Shelf Registration Statement

        Certain of the Company's wholly-owned subsidiaries, Eagle Ford Hunter, Inc., Triad Hunter, LLC, NGAS Hunter, LLC, Magnum Hunter Production, Inc., Williston Hunter, Inc., Williston Hunter ND, LLC, and Bakken Hunter, LLC (collectively, "Guarantor Subsidiaries"), have fully and unconditionally guaranteed the obligations of the Company under any debt securities that it may issue under a universal shelf registration statement on Form S-3, on a joint and several basis.

        These condensed consolidating guarantor financial statements have been revised to reflect Eagle Ford Hunter as a non-guarantor as the subsidiary was no longer a guarantor upon the closing of the sale on April 24, 2013. See "Note 7—Discontinued Operations".

        Condensed consolidating financial information for Magnum Hunter Resources Corporation, the Guarantor Subsidiaries and the other subsidiaries of the Company (the "Non Guarantor Subsidiaries")

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010, was as follows:

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Balance Sheets
(in thousands)

	As of December 31, 2012
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
ASSETS
Current assets	$63,167	$48,320	$124,041	$(31,209)	$204,319
Intercompany accounts receivable	803,834	—	—	(803,834)	—
Property and equipment (using successful efforts accounting)	9,596	1,148,714	766,103	—	1,924,413
Investment in subsidiaries	763,856	101,342	102,354	(967,552)	—
Other assets	20,849	5,341	43,710	—	69,900

Total Assets	$1,661,302	$1,303,717	$1,036,208	$(1,802,595)	$2,198,632

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$28,503	$109,536	$135,994	$(30,377)	$243,656
Intercompany accounts payable	—	611,932	191,902	(803,834)	—
Long-term liabilities	831,286	83,192	127,968	—	1,042,446
Redeemable preferred stock	100,000	—	100,878	—	200,878
Shareholders' equity	701,513	499,057	479,466	(968,384)	711,652

Total Liabilities and Shareholders' Equity	$1,661,302	$1,303,717	$1,036,208	$(1,802,595)	$2,198,632

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	As of December 31, 2011
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
ASSETS
Current assets	$25,401	$19,145	$32,556	$567	$77,669
Intercompany accounts receivable	667,557	—	—	(667,557)	—
Property and equipment (using successful efforts accounting)	13,287	627,544	434,303	—	1,075,134
Investment in subsidiaries(1)	147,491	64,784	126,655	(338,930)	—
Other assets	9,151	440	6,366	—	15,957

Total Assets	$862,887	$711,913	$599,880	$(1,005,920)	$1,168,760

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$21,112	$81,927	$64,056	$580	$167,675
Intercompany accounts payable	—	232,534	435,023	(667,557)	—
Long-term liabilities	253,319	93,426	63,688	—	410,433
Redeemable preferred stock	100,000	—	—	—	100,000
Shareholders' equity(1)	488,456	304,026	37,113	(338,943)	490,652

Total Liabilities and Shareholders' Equity	$862,887	$711,913	$599,880	$(1,005,920)	$1,168,760

(1)
In the third quarter of 2012, the Company revised its condensed consolidating balance sheet for the year ended December 31, 2011, to correct the presentation of Guarantor and Non-Guarantor shareholders' equity and the corresponding impact to investment in subsidiaries in the Magnum Hunter Resources Corporation column. The impact of this revision to the Guarantor Subsidiaries and Magnum Hunter Resources Corporation is an increase of equity and investment in subsidiaries of approximately $45.3 million and $32.2 million, respectively, for the year ended December 31, 2011. Management concluded the revision was not material to the related financial statements.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Operations
(in thousands)

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$728	$103,605	$39,668	$(3,645)	$140,356
Expenses	54,047	159,603	68,813	(3,139)	279,324

Loss from continuing operations before equity in net income of subsidiaries	(53,319)	(55,998)	(29,145)	(506)	(138,968)
Equity in net income of subsidiaries	(95,845)	458	(23,362)	118,749	—

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(149,164)	(55,540)	(52,507)	118,243	(138,968)
Income tax benefit	5,937	13,375	—	—	19,312

LOSS FROM CONTINUING OPERATIONS	(143,227)	(42,165)	(52,507)	118,243	(119,656)
Income from discontinued operations, net of tax	—	(11,036)	(7,093)	(1,345)	(19,474)
Gain on sale of discontinued operations, net of tax	—	2,409	—	—	2,409

Net income (loss)	(143,227)	(50,792)	(59,600)	116,898	(136,721)
Net loss attributable to non-controlling interest	—	—	—	4,013	4,013
NET LOSS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION	(143,227)	(50,792)	(59,600)	120,911	(132,708)
Dividends on preferred stock	(22,842)	—	(11,864)	—	(34,706)

Net income (loss) attributable to common shareholders	$(166,069)	$(50,792)	$(71,464)	$120,911	$(167,414)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$1,071	$45,119	$24,017	$(3,752)	$66,455
Expenses	68,772	39,226	23,939	(5,806)	126,131

Loss from continuing operations before equity in net income of subsidiaries	(67,701)	5,893	78	2,054	(59,676)
Equity in net income of subsidiaries	(6,906)	(2,196)	(939)	10,041	—
Loss from continuing operations before income tax	(74,607)	3,697	(861)	12,095	(59,676)
Income tax benefit	—	3,727	(351)	(514)	2,862
Loss from continuing operations	(74,607)	7,424	(1,212)	11,581	(56,814)
Income from discontinued operations, net of tax	—	(30,374)	12,316	(1,540)	(19,598)

Net income (loss)	(74,607)	(22,950)	11,104	10,041	(76,412)
Net income attributable to non-controlling interest	—	—		(249)	(249)

Net loss attributable to Magnum Hunter Resources Corporation	(74,607)	(22,950)	11,104	9,792	(76,661)

Dividends on preferred stock	(14,007)	—	—	—	(14,007)

Net income (loss) attributable to common shareholders	$(88,614)	$(22,950)	$11,104	$9,792	$(90,668)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$1,395	$16,558	$12,993	$(2,337)	$28,609
Expenses	27,421	13,501	12,836	(2,337)	51,421

Loss from continuing operations before equity in net income of subsidiaries	(26,026)	3,057	157	—	(22,812)
Equity in net income of subsidiaries	3,769	—	—	(3,769)	—

Loss from continuing operations before income tax	(22,257)	3,057	157	(3,769)	(22,812)
Income tax benefit	2,960		239		3,199
Loss from continuing operations	(19,297)	3,057	396	(3,769)	(19,613)
Income from discontinued operations, net of tax	1,168	—	445	—	1,613
Gain on sale of discontinued operations, net of tax	4,329	—	—	—	4,329

Net income (loss)	(13,800)	3,057	841	(3,769)	(13,671)
Net income attributable to non-controlling interest	—	—	—	(129)	(129)
Net loss attributable to Magnum Hunter Resources Corporation	(13,800)	3,057	841	(3,898)	(13,800)
Dividends on preferred stock	(2,467)	—	—	—	(2,467)

Net income (loss) attributable to common shareholders	$(16,267)	$3,057	$841	$(3,898)	$(16,267)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Comprehensive Income (Loss)
(in thousands)

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(143,227)	$(50,792)	$(59,600)	$116,898	$(136,721)
Foreign currency translation loss	—	—	3,883	—	3,883
Unrealized gain (loss) on available for sale securities	—	(309)	—	—	(309)

Comprehensive income (loss)	(143,227)	(51,101)	(55,717)	116,898	(133,147)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	4,013	4,013

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(143,227)	$(51,101)	$(55,717)	$120,911	$(129,134)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(74,607)	$(22,950)	$11,104	$10,041	$(76,412)
Foreign currency translation loss	—	—	(12,477)	—	(12,477)
Unrealized gain (loss) on available for sale securities	—	14	—	—	14

Comprehensive income (loss)	(74,607)	(22,936)	(1,373)	10,041	(88,875)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	(249)	(249)

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(74,607)	$(22,936)	$(1,373)	$9,792	$(89,124)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(13,800)	$3,057	$841	$(3,769)	$(13,671)

Comprehensive income (loss)	(13,800)	3,057	841	(3,769)	(13,671)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	(129)	(129)

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(13,800)	$3,057	$841	$(3,898)	$(13,800)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Cash Flows
(in thousands)

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(458,921)	$275,914	$241,018	$—	$58,011
Cash flow from investing activities	(364,045)	(277,965)	(367,197)	—	(1,009,207)
Cash flow from financing activities	831,080	(1,966)	167,328	—	996,442
Effect of exchange rate changes on cash	—	—	(2,474)	—	(2,474)

Net increase (decrease) in cash	8,114	(4,017)	38,675	—	42,772
Cash at beginning of period	18,758	(445)	(3,462)	—	14,851

Cash at end of period	$26,872	$(4,462)	$35,213	$—	$57,623

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(203,251)	$136,974	$100,115	$—	$33,838
Cash flow from investing activities	(90,464)	(136,489)	(134,762)	—	(361,715)
Cash flow from financing activities	310,917	(310)	31,586	—	342,193

Effect of exchange rate changes on cash	—	—	(19)	—	(19)

Net increase (decrease) in cash	17,202	175	(3,080)	—	14,297
Cash at beginning of period	1,556	(620)	(382)	—	554

Cash at end of period	$18,758	$(445)	$(3,462)	$—	$14,851

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(92,809)	$36,982	$54,659	$—	$(1,168)
Cash flow from investing activities	(21,926)	(40,862)	(55,493)	—	(118,281)
Cash flow from financing activities	117,998	(322)	45	—	117,721

Net increase (decrease) in cash	3,263	(4,202)	(789)	—	(1,728)
Cash at beginning of period	(1,707)	3,582	407	—	2,282

Cash at end of period	$1,556	$(620)	$(382)	$—	$554

Senior Notes

        Certain of the Company's subsidiaries, including Alpha Hunter Drilling, LLC, Bakken Hunter, LLC, Eagle Ford Hunter, Inc., Hunter Aviation, LLC, Hunter Real Estate, LLC, Magnum Hunter Marketing, LLC, Magnum Hunter Production, Inc., Magnum Hunter Resources, GP, LLC, Magnum Hunter Resources, LP, NGAS Gathering, LLC, NGAS Hunter, LLC, PRC Williston, LLC, Triad Hunter, LLC, Williston Hunter, Inc., Williston Hunter ND, LLC, and Viking International Resources, Co., Inc. (collectively, "Guarantor Subsidiaries"), jointly and severally guarantee on a senior unsecured basis, the obligations of the Company under all the Senior Notes issued under the indenture entered into by the Company on May 16, 2012, as supplemented.

        These condensed consolidating guarantor financial statements have been revised to reflect Eagle Ford Hunter as a non-guarantor as the subsidiary was no longer a guarantor upon the closing of the sale on April 24,2013. See "Note 7—Discontinued Operations".

        Condensed consolidating financial information for Magnum Hunter Resources Corporation , the Guarantor Subsidiaries and the other subsidiaries of the Company (the "Non Guarantor Subsidiaries") as of December 31, 2012, 2011, 2010 and for the years then ended was as follows:

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Balance Sheets
(in thousands)

	As of December 31, 2012
	Magnum Hunter Resources Corporation	PRC Williston	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
ASSETS
Current assets	$63,167	$703	$60,552	$111,126	$(31,229)	$204,319
Intercompany accounts receivable	803,834	—	—	—	(803,834)	—
Property and equipment (using successful efforts accounting)	9,596	18,257	1,276,467	620,093	—	1,924,413
Investment in subsidiaries	763,856	—	101,341	102,354	(967,551)	—
Other assets	20,849	—	5,451	43,600	—	69,900

Total Assets	$1,661,302	$18,960	$1,443,811	$877,173	$(1,802,614)	$2,198,632

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$28,503	$2,291	$117,511	$125,727	$(30,376)	$243,656
Intercompany accounts payable	—	58,966	508,254	236,636	(803,856)	—
Long-term liabilities	831,286	1,274	97,271	112,615	—	1,042,446
Redeemable preferred stock	100,000	—	—	100,878	—	200,878
Shareholders' equity (deficit)	701,513	(43,571)	720,775	301,317	(968,382)	711,652

Total Liabilities and Shareholders' Equity	$1,661,302	$18,960	$1,443,811	$877,173	$(1,802,614)	$2,198,632

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	As of December 31, 2011
	Magnum Hunter Resources Corporation	PRC Williston	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
ASSETS
Current assets	$25,401	$2,188	$21,932	$27,503	$645	$77,669
Intercompany accounts receivable	667,557	—	—	—	(667,557)	—
Property and equipment (using successful efforts accounting)	13,287	32,607	636,854	392,511	(125)	1,075,134
Investment in subsidiaries	147,491	—	62,672	125,716	(335,879)	—
Other assets	9,151	—	466	6,340	—	15,957

Total Assets	$862,887	$34,795	$721,924	$552,070	$(1,002,916)	$1,168,760

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$21,112	$1,319	$85,516	$59,671	$57	$167,675
Intercompany accounts payable	—	60,173	234,468	390,934	(685,575)	—
Long-term liabilities	253,319	1,983	96,885	58,246	—	410,433
Redeemable preferred stock	100,000	—	—	—	—	100,000
Shareholders' equity (deficit)	488,456	(28,680)	305,055	43,219	(317,398)	490,652

Total Liabilities and Shareholders' Equity	$862,887	$34,795	$721,924	$552,070	$(1,002,916)	$1,168,760

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$729	$7,614	$122,703	$12,955	$(3,645)	$140,356
Expenses	54,047	22,505	177,489	9,929	15,354	279,324

Loss from continuing operations before equity in net income of subsidiaries	(53,318)	(14,891)	(54,786)	3,026	(18,999)	(138,968)
Equity in net income of subsidiaries	(97,191)	—	458	(23,362)	120,095	—

Loss from continuing operations before income tax	(150,509)	(14,891)	(54,328)	(20,336)	101,096	(138,968)
Income tax benefit	5,937	—	13,375	—	—	19,312

Loss from continuing operations	(144,572)	(14,891)	(40,953)	(20,336)	101,096	(119,656)
Income from discontinued operations, net of tax	—	—	(11,056)	(8,418)	—	(19,474)
Gain on sale of discontinued operations, net of tax	—	—	2,409	—	—	2,409

Net income (loss)	(144,572)	(14,891)	(49,600)	(28,754)	101,096	(136,721)
Net loss attributable to non-controlling interest	—	—	—	—	4,013	4,013
Net loss attributable to Magnum Hunter Resources Corporation	(144,572)	(14,891)	(49,600)	(28,754)	105,109	(132,708)
Dividends on preferred stock	(22,842)	—	—	(11,864)	—	(34,706)

Net income (loss) attributable to common shareholders	$(167,414)	$(14,891)	$(49,600)	$(40,618)	$105,109	$(167,414)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$1,071	$8,687	$54,545	$5,903	$(3,751)	$66,455
Expenses	68,772	11,704	48,788	7,677	(10,810)	126,131

Loss from continuing operations before equity in net income of subsidiaries	(67,701)	(3,017)	5,757	(1,774)	7,059	(59,676)
Equity in net income of subsidiaries	(6,906)	—	(2,196)	(939)	10,041	—

Loss from continuing operations before income tax	(74,607)	(3,017)	3,561	(2,713)	17,100	(59,676)
Income tax benefit	—	—	3,733	(357)	(514)	2,862
Loss from continuing operations	(74,607)	(3,017)	7,294	(3,070)	16,586	(56,814)
Income from discontinued operations, net of tax	—	—	(30,364)	12,306	(1,540)	(19,598)

Net income (loss)	(74,607)	(3,017)	(23,070)	9,236	15,046	(76,412)
Net income attributable to non-controlling interest	—	—	—	—	(249)	(249)
Net loss attributable to Magnum Hunter Resources Corporation	(74,607)	(3,017)	(23,070)	9,236	14,797	(76,661)
Dividends on preferred stock	(14,007)	—	—	—	—	(14,007)

Net income (loss) attributable to common shareholders	$(88,614)	$(3,017)	$(23,070)	$9,236	$14,797	$(90,668)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Operations
(in thousands)

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Revenues	$1,395	$8,178	$19,949	$1,424	$(2,337)	$28,609
Expenses	27,421	15,275	17,578	1,610	(10,463)	51,421

Loss from continuing operations before equity in net income of subsidiaries	(26,026)	(7,097)	2,371	(186)	8,126	(22,812)
Equity in net income of subsidiaries	3,769	—	—	—	(3,769)	—

Loss from continuing operations before income tax	(22,257)	(7,097)	2,371	(186)	4,357	(22,812)
Income tax benefit	2,960			239		3,199
Loss from continuing operations	(19,297)	(7,097)	2,371	53	4,357	(19,613)
Income from discontinued operations, net of tax	1,168	—	—	445	—	1,613
Gain on sale of discontinued operations, net of tax	4,329	—	—	—	—	4,329

Net income (loss)	(13,800)	(7,097)	2,371	498	4,357	(13,671)
Net income attributable to non-controlling interest	—	—	—	—	(129)	(129)
Net loss attributable to Magnum Hunter Resources Corporation	(13,800)	(7,097)	2,371	498	4,228	(13,800)
Dividends on preferred stock	(2,467)	—	—	—	—	(2,467)

Net income (loss) attributable to common shareholders	$(16,267)	$(7,097)	$2,371	$498	$4,228	$(16,267)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Comprehensive Income (Loss)
(in thousands)

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(144,572)	$(14,891)	$(49,600)	$(28,754)	$101,096	$(136,721)
Foreign currency translation loss	—	—	—	3,883	—	3,883
Unrealized gain (loss) on available for sale securities	—	—	(309)	—	—	(309)

Comprehensive income (loss)	(144,572)	(14,891)	(49,909)	(24,871)	101,096	(133,147)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	—	4,013	4,013

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(144,572)	$(14,891)	$(49,909)	$(24,871)	$105,109	$(129,134)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(74,607)	$(3,017)	$(23,070)	$9,236	$15,046	$(76,412)
Foreign currency translation loss	—	—	—	(12,477)	—	(12,477)
Unrealized gain (loss) on available for sale securities	—	—	14	—	—	14

Comprehensive income (loss)	(74,607)	(3,017)	(23,056)	(3,241)	15,046	(88,875)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	—	(249)	(249)

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(74,607)	$(3,017)	$(23,056)	$(3,241)	$14,797	$(89,124)

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Net income (loss)	$(13,800)	$(7,097)	$2,371	$498	$4,357	$(13,671)

Comprehensive income (loss)	(13,800)	(7,097)	2,371	498	4,357	(13,671)
Comprehensive income (loss) attributable to non-controlling interest	—	—	—	—	(129)	(129)

Comprehensive income (loss) attributable to Magnum Hunter Resources Corporation	$(13,800)	$(7,097)	$2,371	$498	$4,228	$(13,800)

Magnum Hunter Resources Corporation and Subsidiaries
Condensed Consolidating Statements of Cash Flows
(in thousands)

	For the Year Ended December 31, 2012
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(458,921)	$1,256	$281,782	$235,104	$(1,210)	$58,011
Cash flow from investing activities	(364,045)	(49)	(287,204)	(357,912)	3	(1,009,207)
Cash flow from financing activities	831,080	(1,207)	1,781	163,581	1,207	996,442
Effect of exchange rate changes on cash	—	—	—	(2,474)	—	(2,474)

Net increase (decrease) in cash	8,114	—	(3,641)	38,299	—	42,772
Cash at beginning of period	18,758	—	(546)	(3,361)	—	14,851

Cash at end of period	$26,872	$—	$(4,187)	$34,938	$—	$57,623

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 19—CONDENSED CONSOLIDATING GUARANTOR FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2011
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(203,251)	$(1,738)	$138,855	$98,048	$1,924	$33,838
Cash flow from investing activities	(90,464)	(175)	(141,954)	(129,111)	(11)	(361,715)
Cash flow from financing activities	310,917	1,913	3,206	28,070	(1,913)	342,193

Effect of exchange rate changes on cash	—	—	—	(19)	—	(19)

Net increase (decrease) in cash	17,202	—	107	(3,012)	—	14,297
Cash at beginning of period	1,556	—	(653)	(349)	—	554

Cash at end of period	$18,758	$—	$(546)	$(3,361)	$—	$14,851

	For the Year Ended December 31, 2010
	Magnum Hunter Resources Corporation	PRC Williston, Inc.	100% Owned Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Magnum Hunter Resources Corporation Consolidated
Cash flow from operating activities	$(92,809)	$(4,818)	$37,687	$53,869	$4,903	$(1,168)
Cash flow from investing activities	(21,926)	(237)	(41,531)	(54,606)	19	(118,281)
Cash flow from financing activities	117,998	4,922	(520)	243	(4,922)	117,721

Net increase (decrease) in cash	3,263	(133)	(4,364)	(494)	—	(1,728)
Cash at beginning of period	(1,707)	133	3,711	145	—	2,282

Cash at end of period	$1,556	$—	$(653)	$(349)	$—	$554

NOTE 20—SUBSEQUENT EVENTS

Issuance of Series E Preferred Stock

        The Company sold an additional 27,906 Depositary Shares representing its Series E Preferred Stock at prices ranging from $24.20 per share to $24.25 per share for net proceeds of approximately $663,000, pursuant to its ATM sales agreement subsequent to December 31, 2012 through the date of this report. There are a total of 3,721,556 Depositary Shares representing Series E Preferred Stock outstanding as of the date of this report.

Issuance of Series D Preferred Stock

        The Company sold an additional 216,068 shares of its Series D Preferred Stock at prices ranging from $44.54 per share to $46.02 per share for net proceeds of approximately $9.6 million, pursuant to its ATM sales agreement subsequent to December 31, 2012 through the date of this report. There are a total of 4,424,889 shares of Series D Preferred Stock outstanding as of the date of this report.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 20—SUBSEQUENT EVENTS (Continued)

Derivative Contracts

        The Company entered into commodity derivative contracts subsequent to December 31, 2012, through the date of this report. The Company's objective for holding these commodity derivatives is to protect the operating revenues and cash flows related to a portion of its future natural gas and crude oil sales from the risk of significant declines in commodity prices, which helps insure the Company's ability to fund its capital expenditure budget. The Company has not designated any of these commodity derivatives as hedges under ASC 815.

        The table below is a summary of the Company's commodity derivatives entered into subsequent to December 31, 2012 through the date of this report:

Natural Gas	Period	MMBtu/d	Weighted Avg Price per MMBtu
Swaps	Apr 2013 - Dec 2013	10,000	$3.83
	Jan 2014 - Dec 2014	5,000	$4.26
Floors purchased (put)	Jan 2014 - Dec 2014	10,000	$4.25
Floors sold (put)	Jan 2014 - Dec 2014	10,000	$3.75
Ceilings purchased (call)	Apr 2013 - Dec 2013	10,000	$6.00
	Jan 2014 - Dec 2014	10,000	$6.15
Ceilings sold (call)	Jan 2014 - Dec 2014	10,000	$4.78

Crude Oil	Period	Bbl/d	Weighted Avg Price per Bbl
Swaps	Jan 2013 - Jan 2013	2,200	$94.00
	Feb 2013 - Dec 2013	4,450	$93.00
Floors purchased (put)	Feb 2013 - Dec 2013	1,750	$90.00
Floors sold (put)	Feb 2013 - Dec 2013	4,000	$80.00
Ceilings purchased (call)	Feb 2013 - Dec 2013	2,250	$100.00
Ceilings sold (call)	Jan 2015 - Dec 2015	1,570	$120.00

Common Stock Options Granted to Employees, Management and Board Members

        On January 17, 2013, the Company granted 3,942,575 common stock options to officers, executives, and employees of the Company, with an exercise price of $4.16, of which 3,080,000 have a term of 10 years and 862,575 have a term of 5 years. The options vest over a 3-year period with 25% of the options vesting immediately. The Company also granted to board members 420,000 common stock options, which have a term of 10 years and vest immediately.

Increase in the Number of Authorized Common and Preferred Shares

        On January 17, 2013, upon shareholder approval, the Company's certificate of incorporation was amended to increase the authorized number of shares of common stock from 250,000,000 to 350,000,000, and the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan was amended to increase the aggregate number of shares of the Company's common stock that may be issued under the plan from 20,000,000 to 27,500,000.

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 20—SUBSEQUENT EVENTS (Continued)

Issuance of Series A Preferred Units of Eureka Hunter Holdings

        Eureka Hunter Holdings has issued 229,434 Series A Preferred units with a redemption value of $4.6 million for dividends paid in kind subsequent to December 31, 2012 through May 1, 2012.

        On April 11, 2013, Eureka Hunter Holdings issued 1,000,000 Series A Preferred Units to Ridgeline for net proceeds of $19.8 million, net of transaction costs. The Series A Preferred Units outstanding at the date of this report represent 39.5% of the ownership of Eureka Hunter Holdings on a basis as converted to Class A Common Units of Eureka Holdings.

Fourteenth Amendment to the Second Amended and Restated Credit Agreement

        On February 25, 2013, pursuant to the Fourteenth Amendment to the Second Amended and Restated Credit Agreement, the MHR Senior Revolving Credit Facility was amended to eliminate the non-conforming borrowing base and increase the conforming borrowing base from $306.25 million to $350.0 million. The Fourteenth Amendment also increased the permitted debt basket for senior unsecured notes of the Company from $650.0 million to $800.0 million in principal amount, which will permit the Company to issue up to $200.0 million in principal amount of Senior Notes in the future, in addition to the $600.0 million aggregate principal amount of Senior Notes currently outstanding. Under this facility, the borrowing base will be automatically reduced by $0.25 for each $1.00 in principal amount of any Senior Notes issued by the Company in the future.

Amendment to Eureka Hunter Holdings Operating Agreement

        On March 7, 2013, the Company and Ridgeline entered into the second amendment to the amended and restated limited liability company agreement of Eureka Hunter Holdings. The amendment provided for an equity contribution of $30.0 million by Magnum Hunter in March 2013, in exchange for 1,500,000 newly issued Class A Common Units of Eureka Hunter Holdings. The amendment also provided that Ridgeline or another affiliate of ArcLight has the exclusive right to fund the next $20.0 million of Eureka Hunter Holding's capital requirements, which Ridgeline did in April 2013, and then the next $70.5 million of such capital requirements will be funded by Ridgeline and the Company on a 40%/60% basis. After giving effect to this equity contribution by Magnum Hunter and the issuances of Series A Preferred Units noted above, as of May 1, 2013, the Company had a 58.3% controlling interest in Eureka Hunter Holdings.

Fifteenth Amendment to the Second Amended and Restated Credit Agreement

        On March 17, 2013, pursuant to the Fifteenth Amendment to Second Amended and Restated Credit Agreement and Limited Consent (the "Fifteenth Amendment"), the deadline under the MHR Senior Revolving Credit Facility for the Company's delivery of its audited fiscal 2012 financial statements to the lenders under the MHR Senior Revolving Credit Facility was extended to May 20, 2013 (such date, the "Senior Credit Agreement Delivery Date"); provided, however, that, in the event that the requisite noteholders under the Company's senior notes indenture (the "Indenture") agree to extend the date by which the Company is required to deliver its audited financial statements under the Indenture (such date, the "Indenture Delivery Date"), the Senior Credit Agreement Delivery Date will be further extended to the earlier of (i) three business days before the Indenture Delivery Date (as so extended), and (ii) June 17, 2013. In addition, under the Fifteenth Amendment, the lenders under the MHR Senior Credit Facility waived any event of default under the MHR Senior Revolving Credit

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 20—SUBSEQUENT EVENTS (Continued)

Facility that may occur as a result of any default occurring under the Indenture due to the Company's failure to timely file its Annual Report on Form 10-K with the Securities and Exchange Commission.

Sixteenth Amendment to the Second Amended and Restated Credit Agreement

        On April 2, 2013, pursuant to the Sixteenth Amendment to Second Amended and Restated Credit Agreement and Limited Consent (the "Sixteenth Amendment"), the lenders under the MHR Senior Revolving Credit Facility waived the requirement that 100% of the consideration the Company received for the sale of the stock of Eagle Ford Hunter, Inc. to Penn Virginia Oil & Gas Corporation be cash. In addition, pursuant to the Sixteenth Amendment, the MHR Senior Revolving Credit Facility was amended to permit the Company's investment in, and any later disposition of, the common stock of Penn Virginia Corporation that was received by the Company upon the sale of stock of Eagle Ford Hunter, Inc.

Seventeenth Amendment to the Second Amended and Restated Credit Agreement

        On April 23, 2013, pursuant to the Seventeenth Amendment to Second Amended and Restated Credit Agreement and Limited Consent (the "Seventeenth Amendment"), the MHR Senior Revolving Credit Facility was amended to, among other things, provide for the decrease of the borrowing base from $350 million to $265 million, effective upon the closing of the Company's sale of 100% of the outstanding capital stock of Eagle Ford Hunter, Inc., the Company's wholly owned subsidiary, to Penn Virginia Oil & Gas Corporation pursuant to a stock purchase agreement dated April 2, 2013. In addition, pursuant to the Seventeenth Amendment, the deadline under the MHR Senior Revolving Credit Facility for the Company's delivery of its audited 2012 annual financial statements to the lenders under the MHR Senior Revolving Credit Facility was extended to the earlier of (i) 57 days after notice to the Company by the trustee under the Company's senior notes (the "Senior Notes") of the Company's failure to comply with Section 4.02(a) of the indenture governing the Senior Notes (concerning the delivery of reports under the Securities Exchange Act of 1934) and (ii) June 17, 2013. The deadline under the MHR Senior Revolving Credit Facility for the Company's delivery of its first quarter 2013 financial statements to the lenders under the MHR Senior Revolving Credit Facility was also extended, to the earlier of (i) 30 days after the delivery date of the audited 2012 annual financial statements under the new deadline and (ii) July 12, 2013. Under the Seventeenth Amendment, the lenders under the MHR Senior Revolving Credit Facility waived any event of default under the facility that may occur as a result of a default occurring under the Indenture due to the Company's failure to comply with Section 4.02(a) of the Indenture with respect to the Company's Form 10-Q for the quarterly period ended March 31, 2013. The Seventeenth Amendment also revises Section 9.18 of the MHR Senior Revolving Credit Facility to clarify that existing maximum hedging limits apply to each of crude oil (including natural gas liquids) and natural gas independently, with neither commodity impacting the Company's ability to hedge the other.

Sale of Eagle Ford Hunter

        On April 24, 2013, the Company sold of all of its ownership interest in its wholly owned subsidiary, Eagle Ford Hunter, to an affiliate of Penn Virginia Corporation for a total purchase price of approximately $422.1 million made up of cash payment of $379.8 million (after initial purchase price adjustments) and 10.0 million shares of common stock of Penn Virginia Corporation valued at approximately $42.3 million. The effective date of the sale was January 1, 2013. Upon closing of the

MAGNUM HUNTER RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Continued)

NOTE 20—SUBSEQUENT EVENTS (Continued)

sale, $325 million of sale proceeds were used to pay down outstanding borrowings under the MHR Senior Revolving Credit Facility.

        On June 24, 2011, the Company entered into a 40-month drilling contract, for a term from July 1, 2011 through October 31, 2014. The Company's remaining maximum liability under the drilling contract, which would apply if the Company terminated the contract before the end of its term, was approximately $10.7 million as of December 31, 2012. This drilling contract was assigned to the purchaser of Eagle Ford Hunter in connection with the sale of Eagle Ford Hunter in April 2013.

Purchase of Drilling Rig

        On May 7, 2013, the Company, through its wholly-owned subsidiary, Alpha Hunter Drilling, LLC, completed the purchase of a new drilling rig intended for use in the Utica and Marcellus Shale formations located in southeastern Ohio and West Virginia. Costs to acquire and install the rig were $10.1 million, of which $1.1 million remains due in equal installments over twelve months beginning in June 2013.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemized statement of the amounts of all expenses payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC Registration Fee, the amounts set forth below are estimates.

SEC Registration Fee	$18,645.22
Accountants' fees and expenses	159,150
Legal fees and expenses	75,000
Printing and engraving expenses	60,000
Transfer agent and registrar fees	—
Miscellaneous	10,000

Total	$322,795.22

ITEM 14.    Indemnification of Directors and Officers

        As permitted by Section 102 of the General Corporation Law of the State of Delaware, or DGCL, the certificate of incorporation of the Company includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.

        Our bylaws provide that: (1) we may indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law; and (2) we may advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

        Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of our company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we maintain insurance on behalf of our directors and officers insuring them against certain liabilities that may be asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15.    Recent Sales of Unregistered Securities

        None.

ITEM 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See the Exhibit Index, which is incorporated herein by reference.

ITEM 17.    Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (5)   That, for the purpose of determining liability under the Securities Act to any purchaser, if such registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (6)   That, for the purpose of determining liability of such registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of such registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          a)    any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

          b)    any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrants;

          c)     the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of such registrant; and

          d)    any other communication that is an offer in the offering made by such registrant to the purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 23, 2013.

MAGNUM HUNTER RESOURCES CORPORATION
By:	/s/ GARY C. EVANS
	Name:	Gary C. Evans
	Title:	Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on December 23, 2013.

Signature	Title

/s/ GARY C. EVANS Gary C. Evans	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JOSEPH C. DACHES Joseph C. Daches	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* J. Raleigh Bailes, Sr.	Director
* Victor Carrillo	Director
* Stephen C. Hurley	Director
* Joe L. McClaugherty	Director
* Rocky Duckworth	Director
* Jeff Swanson	Director

        *      Gary C. Evans, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above-named officers and directors of Magnum Hunter Resources Corporation pursuant to powers of attorney previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.		Description
1.1		Underwriting Agreement, dated May 11, 2012, between the Registrant and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as the representatives for the several underwriters named therein (incorporated by reference from the Registrant's current report on Form 8-K filed on May 14, 2012).
1.2
Underwriting Agreement, dated September 7, 2012, by and among the Registrant, Barclays Capital Inc., MLV & Co. LLC, Wunderlich Securities, Inc., Maxim Group LLC and National Securities Corporation (incorporated by reference from the Registrant's current report on Form 8-K filed on September 11, 2012).
1.3
Underwriting Agreement, dated December 4, 2012, by and among the Registrant, UBS Securities LLC, MLV & Co. LLC, Wunderlich Securities, Inc., Maxim Group LLC, National Securities Corporation and Northland Capital Markets (incorporated by reference from the Registrant's current report on Form 8-K filed on December 7, 2012).
2.1	+	Arrangement Agreement between the Registrant and NGAS Resources, Inc., dated December 23, 2010 (incorporated by reference from the Registrant's current report on Form 8-K filed on December 30, 2010).
2.2	+@
Purchase and Sale Agreement between the Registrant, Quest Eastern Resource LLC and PostRock MidContinent Production, LLC, dated December 24, 2010 (incorporated by reference from the Registrant's current report on Form 8-K/A filed on March 2, 2011).
2.3	+	Arrangement Agreement between the Registrant and NuLoch Resources Inc., dated January 19, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on January 25, 2011).
2.31	+
Plan of Arrangement under Section 193 of the Business Corporations Act (Alberta) with respect to the Acquisition of NuLoch Resources Inc. by the Registrant (incorporated by reference from Registrant's registration statement on Form S-4 filed on April 8, 2011).
2.4	+	Purchase and Sale Agreement by and among Triad Hunter, LLC and Windsor Marcellus, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on April 12, 2011).
2.5	+
Purchase and Sale Agreement by and among Triad Hunter, LLC, Quest Eastern Resource LLC and PostRock Energy Corporation, dated June 16, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on June 21, 2011).
2.6	+
Purchase and Sale Agreement by and among Eagle Operating Inc., Williston Hunter ND, LLC and for the limited purposes set forth therein, the Registrant, dated August 4, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on August 5, 2011).
2.6.1
Amendment to Purchase and Sale Agreement, dated as of March 5, 2012, by and among Eagle Operating, Inc., Williston Hunter ND, LLC, and the Registrant (incorporated by reference from the Registrant's current report on Form 8-K filed on March 9, 2012).
2.6.2
Second Amendment to Purchase and Sale Agreement, dated April 2, 2012, by and among Eagle Operating, Inc., Williston Hunter ND, LLC, and the Registrant (incorporated by reference from the Registrant's current report on Form 8-K filed on April 5, 2012).
2.7	+
Asset Purchase Agreement, dated March 21, 2012, by and among Eureka Hunter Holdings, LLC, TransTex Gas Services LP, and Eureka Hunter Acquisition Sub LLC (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on May 3, 2012).

Exhibit No.		Description
2.7.1		First Amendment to Asset Purchase Agreement, dated April 2, 2012, by and between Eureka Hunter Holdings, LLC, TransTex Gas Services, LP, and Eureka Hunter Acquisition Sub LLC (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on May 3, 2012).
2.8	+
Purchase and Sale Agreement, dated as of April 17, 2012, by and between Baytex Energy USA Ltd. and Bakken Hunter, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on April 24, 2012).
2.8.1
First Amendment to Purchase and Sale Agreement, dated May 17, 2012, by and between Baytex Energy USA Ltd. and Bakken Hunter, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on May 23, 2012).
2.8.2
Second Amendment to Purchase and Sale Agreement, dated May 22, 2012, by and between Baytex Energy USA Ltd. and Bakken Hunter, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on May 23, 2012).
2.9	+
Stock Purchase Agreement, dated as of October 24, 2012, by and among Triad Hunter, LLC, Viking International Resources Co., Inc., all of the stockholders of Viking International Resources Co., Inc., and solely for the purposes set forth therein, the Registrant (incorporated by reference from the Registrant's Current Report on Form 8-K filed on October 30, 2012)
2.10	+
Purchase and Sale Agreement, dated as of November 21, 2012, between Samson Resources Company and Bakken Hunter, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on November 28, 2012).
2.11	+
Stock Purchase Agreement, dated as of April 2, 2013, between the Registrant, Penn Virginia Oil & Gas Corporation, and Penn Virginia (incorporated by reference from the Registrant's current report on Form 8-K filed on April 8, 2013).
2.12
Asset Purchase Agreement, dated as of August 12, 2013, between Triad Hunter, LLC and MNW Energy, LLC (incorporated by reference from the Registrant's registration statement on Form S-4 filed on September 3, 2013).
2.13	+
Purchase and Sale Agreement, dated as of September 2, 2013, between Williston Hunter, Inc. and Oasis Petroleum of North America LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on September 4, 2013).
2.14	+
Asset Purchase Agreement, dated as of August 12, 2013, between Triad Hunter, LLC and MNW Energy, LLC (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on November 8, 2013).
2.15	+
Purchase and Sale Agreement, dated as of November 19, 2013, between PRC Williston, LLC, Williston Hunter ND, LLC and Enduro Operating, LLC (incorporated by reference from the Registrant's current report on Form 8-K filed on November 22, 2013).
3.1		Restated Certificate of Incorporation of the Registrant, filed February 13, 2002 (incorporated by reference from the Registrant's Registration Statement on Form SB-2 filed on March 21, 2006).
3.1.1
Certificate of Amendment of Certificate of Incorporation of the Registrant, filed May 8, 2003 (incorporated by reference from the Registrant's Registration Statement on Form SB-2 filed on March 21, 2006).
3.1.2
Certificate of Amendment of Certificate of Incorporation of the Registrant, filed June 6, 2005 (incorporated by reference from the Registrant's Registration Statement on Form SB-2 filed on March 21, 2006).

Exhibit No.	Description
3.1.3	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed July 18, 2007 (incorporated by reference from the Registrant's quarterly report on Form 10-QSB filed on August 14, 2007).
3.1.4
Certificate of Ownership and Merger Merging Magnum Hunter Resources Corporation with and into Petro Resources Corporation, filed July 13, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on July 14, 2009).
3.1.5
Certificate of Amendment of Certificate of Incorporation of the Registrant, filed November 3, 2010 (incorporated by reference from the Registrant's current report on Form 8-K filed on November 2, 2010).
3.1.6	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed May 9, 2011 (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on March 31, 2011).
3.1.7	Certificate of Amendment of Certificate of Incorporation of the Registrant, filed March 16, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on March 17, 2011).
3.1.8
Certificate of Amendment of Certificate of Incorporation of the Registrant, filed January 25, 2013 (incorporated by reference from the Registrant's registration statement on Form S-4/A filed on February 5, 2013).
3.2
Amended and Restated Bylaws of the Registrant, dated March 15, 2001 as amended on April 14, 2006, October 12, 2006, and May 26, 2011 (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 9, 2011).
4.1	Form of certificate for common stock (incorporated by reference from the Registrant's 2010 annual report on Form 10-K filed on February 18, 2011).
4.2
Certificate of Designation of Rights and Preferences of 10.25% Series C Cumulative Perpetual Preferred Stock, dated December 10, 2009 (incorporated by reference from the Registrant's Registration Statement on Form 8-A filed on December 10, 2009).
4.2.1
Certificate of Amendment of Certificate of Designation of Rights and Preferences of 10.25% Series C Cumulative Perpetual Preferred Stock, dated August 2, 2010 (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 12, 2010).
4.2.2
Certificate of Amendment of Certificate of Designation of Rights and Preferences of 10.25% Series C Cumulative Perpetual Preferred Stock, dated September 8, 2010 (incorporated by reference from the Registrant's current report on Form 8-K filed on September 15, 2010).
4.3
Certificate of Designation of Rights and Preferences of 8.0% Series D Cumulative Preferred Stock, dated March 16, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on March 17, 2011).
4.4	Certificate of Designations, Preferences and Rights of the Special Voting Preferred Stock (incorporated by reference from the Registrant's current report on Form 8-K filed on May 5, 2011).
4.5
Registration Rights Agreement, dated May 16, 2012, by and among the Company, the Guarantors named therein and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as the representatives of the several Initial Purchasers named therein (incorporated by reference from the Registrant's current report on Form 8-K filed on May 16, 2012).

Exhibit No.	Description
4.5.1	Amendment Agreement to Registration Rights Agreement, dated December 13, 2012, by Magnum Hunter Marketing, LLC and Viking International Resources Co., Inc. for the benefit of the holders of the Initial Securities (including the Initial Purchasers), the Exchange Securities and the Private Exchange Securities (incorporated by reference from the Registrant's registration statement on Form S-4 filed on January 14, 2013).
4.5.2
Amendment Agreement No. 2 to Registration Rights Agreement, dated July 23, 2013, by Shale Hunter, LLC for the benefit of the holders of the Initial Securities (including the Initial Purchasers), the Exchange Securities and the Private Exchange Securities (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 9, 2013).
4.6
Indenture, dated May 16, 2012, by and among the Registrant, the Guarantors named therein, Wilmington Trust, National Association, as Trustee, and Citibank, N.A., as Paying Agent, Registrar and Authenticating Agent (incorporated by reference from the Registrant's current report on Form 8-K filed on May 16, 2012).
4.6.1
First Supplemental Indenture, dated October 18, 2012, by and among the Company, the Guarantors named therein, Wilmington Trust, National Association, as Trustee, and Citibank, N.A., as Paying Agent, Registrar and Authenticating Agent (incorporated by reference from the Registrant's registration statement on Form S-4 filed on January 14, 2013).
4.6.2
Second Supplemental Indenture, dated December 13, 2012, by and among Magnum Hunter Marketing, LLC, Viking International Resources Co., Inc., Wilmington Trust, National Association, as Trustee, and Citibank, N.A., as Paying Agent, Registrar and Authenticating Agent (incorporated by reference from the Registrant's registration statement on Form S-4 filed on January 14, 2013).
4.6.3
Third Supplemental Indenture, dated April 24, 2013, by and among the Registrant, Wilmington Trust, National Association, as Trustee, and Citibank, N.A., as Paying Agent, Registrar and Authenticating Agent (incorporated by reference from the Registrant's annual report on Form 10-K filed on June 16, 2013).
4.6.4
Fourth Supplemental Indenture, dated July 23, 2013, by and among Shale Hunter, LLC, Wilmington Trust, National Association, as Trustee, and Citibank, N.A., as Paying Agent, Registrar and Authenticating Agent (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 9, 2013).
4.7
Certificate of Designations of Rights and Preferences of the 8.0% Series E Cumulative Convertible Preferred Stock (incorporated by reference from the Registrant's current report on Form 8-K filed on November 8, 2012).
4.8
Deposit Agreement, dated as of November 2, 2012, by and among the Registrant, American Stock Transfer & Trust Company, as Depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference from the Registrant's current report on Form 8-K filed on November 8, 2012).
4.9
Registration Rights Agreement, dated December 18, 2012, by and among the Company, the Guarantors named therein and Citigroup Global Markets Inc., as the representatives of the several Initial Purchasers named therein (incorporated by reference from the Registrant's current report on Form 8-K filed on December 21, 2012).
4.10
Warrants Agreement (including Form of Warrant Certificate attached as Exhibit B thereto), dated October 15, 2013, between the Company and American Stock Transfer & Trust Company, LLC, as warrants agent (incorporated by reference from the Registrant's current report on Form 8-K filed on October 21, 2013)

Exhibit No.		Description
4.11	*	Form of First Amendment to Warrants Agreement between the Company and American Stock Transfer & Trust Company, LLC, as warrants agent
5.1	*	Opinion of Bracewell & Giuliani LLP
10.1	#	Employment Agreement between the Registrant and Gary C. Evans, dated May 22, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on May 28, 2009).
10.1.1	#
Amendment to Employment Agreement between the Registrant and Gary C. Evans, dated of November 14, 2011 (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 29, 2012).
10.2	#	Employment Agreement between the Registrant and Ronald D. Ormand, dated May 22, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on May 28, 2009).
10.2.1	#
Amendment to Employment Agreement between the Registrant and Ronald O. Ormand, dated of November 14, 2011 (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 29, 2012).
10.3	#	Employment Agreement between the Registrant and H.C. "Kip" Ferguson, dated October 1, 2009 (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 18, 2011).
10.3.1	#
Amendment to Employment Agreement between Registrant and H.C. "Kip" Ferguson, dated November 14, 2011 (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 29, 2012).
10.4	#
Amended and Restated Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's current report on Form 8-K filed on December 3, 2010).
10.4.1	#
First Amendment to the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's proxy statement on Annex C of Schedule 14A filed on April 1, 2011).
10.4.2	#
Second Amendment to the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's registration statement on Form S-8 filed on February 14, 2013).
10.4.3	#
Third Amendment to the Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's current report on Form 8-K filed on January 23, 2013).
10.5	#	Form of Stock Option Agreement under the Registrant's Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 18, 2011).
10.6	#
Form of Restricted Stock Award Agreement under the Registrant's Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's current report on Form 8-K filed on December 3, 2010).
10.7	#
Form of Stock Appreciation Right Agreement under the Registrant's Amended and Restated Stock Incentive Plan (incorporated by reference from the Registrant's current report on Form 8-K filed on December 3, 2010).
10.8	#	Form of Executive Change of Control Retention Agreements (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 29, 2012).

Exhibit No.		Description
10.8.1	#	Amendment to Form of Executive Change of Control Retention Agreements (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 29, 2012).
10.9		Form of $3.00 Warrant sold as part of February 2006 private placement (incorporated by reference from the Registrant's registration statement on Form SB-2 filed on March 21, 2006).
10.10
Purchase and Sale Agreement between the Registrant and Eagle Operating, Inc., dated December 11, 2006 (incorporated by reference from the Registrant's annual report on Form 10-KSB for the year ended December 31, 2006, filed on April 2, 2007).
10.10.1
First Amendment to Purchase and Sale Agreement between the Registrant and Eagle Operating, Inc., dated January 25, 2007 (incorporated by reference from the Registrant's annual report on Form 10-K filed on February 18, 2011).
10.11
Agreement and Plan of Merger between the Registrant, Sharon Hunter, Inc., Sharon Resources, Inc. and Sharon Energy Ltd., dated September 9, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on September 15, 2009).
10.12
Purchase and Sale Agreement between the Registrant and Centurion Exploration Company, LLC, dated September 14, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on September 15, 2009).
10.13
Asset Purchase Agreement between the Registrant and Triad Energy Corporation, dated October 28, 2009 (incorporated by reference from the Registrant's current report on Form 8-K filed on October 29, 2009).
10.14
Form of Securities Purchase and Registration Rights Agreement with respect to November 5, 2009 offering (incorporated by reference from the Registrant's current report on Form 8-K filed on November 6, 2009).
10.15
Form of Support Agreement between the Registrant and certain NGAS Resources, Inc. shareholders, dated December 23, 2010 (incorporated by reference from the Registrant's current report on Form 8-K filed on December 30, 2010).
10.16	@
Omnibus Agreement between the Registrant, NGAS Resources, Inc., NGAS Production Co., NGAS Gathering, LLC, Seminole Energy Services, L.L.C., Seminole Gas Company, L.L.C. and NGAS Gathering II, LLC, dated March 10, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on March 16, 2011).
10.17
Second Amended and Restated Credit Agreement between the Registrant, Bank of Montreal, Capital One, N.A., Amegy Bank National Association, KeyBank National Association, UBS Securities LLC, BMO Capital Markets, and the lenders party thereto, dated April 13, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on April 14, 2011).
10.17.1		First Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's Current Report on Form 8-K filed on July 19, 2011).
10.17.2		Second Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on August 18, 2011).
10.17.3		Third Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on October 4, 2011).
10.17.4	+	Fourth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on December 12, 2011).

Exhibit No.		Description
10.17.5	+	Fifth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on February 14, 2012).
10.17.6
Sixth Amendment to Second Amended and Restated Credit Agreement and Limited Waiver, dated May 2, 2012, by and among the Company, Bank of Montreal, as Administrative Agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.17.7		Seventh Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.17.8		Eighth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 9, 2012).
10.17.9		Ninth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on August 13, 2012).
10.17.10		Tenth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on November 14, 2012).
10.17.11		Eleventh Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on November 14, 2012).
10.17.12		Twelfth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on December 7, 2012).
10.17.13		Thirteenth Amendment to Second Amended and Restated Credit Agreement (incorporated by reference from the Registrant's current report on Form 8-K filed on December 21, 2012).
10.17.14
Fourteenth Amendment to Second Amended and Restated Credit Agreement, and Amendment to Amended and Restated Security Agreement dated as of February 25, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on March 1, 2013).
10.17.15
Fifteenth Amendment to Second Amended and Restated Credit Agreement and Limited Consent, entered into on March 18, 2013 and effective as of March 17, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on March 22, 2013).
10.17.16
Sixteenth Amendment to Second Amended and Restated Credit Agreement and Limited Consent, entered into on April 2, 2013 and effective as of April 2, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on April 8, 2013).
10.17.17
Seventeenth Amendment to Second Amended and Restated Credit Agreement, dated April 23, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on April 26, 2013).

Exhibit No.		Description
10.17.18		Eighteenth Amendment to Second Amended and Restated Credit Agreement, dated August 7, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's quarterly report on Form 10-Q filed on August 9, 2013).
10.17.18
Nineteenth Amendment to Second Amended and Restated Credit Agreement, dated November 21, 2013, by and among the Registrant, Bank of Montreal, as administrative agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on November 22, 2013).
10.18
First Lien Credit Agreement by and among Eureka Hunter Pipeline, LLC, the lenders party thereto and SunTrust Bank (incorporated by reference from the Registrant's current report on Form 8-K filed on August 22, 2011).
10.18.1
First Amendment to First Lien Credit Agreement, dated May 2, 2012, by and among Eureka Hunter Pipeline, LLC, SunTrust Bank, as Administrative Agent, and the lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.18.2
Consent to First Lien Credit Agreement, dated March 18, 2013 and effective as of March 17, 2013, by and among Eureka Hunter Pipeline, LLC, SunTrust Bank, as Administrative Agent, and the lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on March 22, 2013).
10.18.3
Consent to First Lien Credit Agreement, dated May 15, 2013, by and among Eureka Hunter Pipeline, LLC, SunTrust Bank, as Administrative Agent, and the lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 21, 2013).
10.19	+
Second Lien Term Loan Agreement by and among Eureka Hunter Pipeline, LLC, the lenders party thereto and PennantPark Investment Corporation (incorporated by reference from the Registrant's current report on Form 8-K filed on August 22, 2011).
10.19.1
First Amendment to Second Lien Term Loan Agreement, dated September 20, 2011, by and among Eureka Hunter Pipeline, LLC, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.19.2
Limited Waiver to Second Lien Term Loan Agreement, dated May 2, 2012, by and among Eureka Hunter Pipeline, LLC, U.S. Bank National Association, as Collateral Agent, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.19.3
Second Amendment to Second Lien Term Loan Agreement by and among Eureka Hunter Pipeline, LLC, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.19.4
Limited Waiver and Third Amendment to Second Lien Term Loan Agreement, dated June 29, 2012, by and among Eureka Hunter Pipeline, LLC, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on July 6, 2012).
10.19.5
Consent to Second Lien Term Loan Agreement, dated March 18, 2013 and effective as of March 17, 2013, by and among Eureka Hunter Pipeline, LLC, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on March 22, 2013).

Exhibit No.		Description
10.19.6		Consent and Fourth Amendment to Second Lien Term Loan Agreement, dated May 15, 2013, by and among Eureka Hunter Pipeline, LLC, PennantPark Investment Corporation and the other lenders party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 21, 2013).
10.20
Second Lien Credit Agreement by and among the Registrant, Capital One, N.A., and the lenders and guarantors party thereto, dated September 28, 2011 (incorporated by reference from the Registrant's Current Report on Form 8-K filed on October 4, 2011).
10.20.1		First Amendment to Second Lien Credit Agreement, dated December 6, 2011 (incorporated by reference from the Registrant's current report on Form 8-K filed on December 12, 2011).
10.20.2	+	Second Amendment to Second Lien Credit Agreement, dated February 14, 2012 (incorporated by reference to the Registrant's current report on Form 8-K filed on February 14, 2012).
10.20.3
Third Amendment to Second Lien Term Loan Credit Agreement and Limited Waiver, dated May 2, 2012, by and among the Company, Capital One, N.A., as Administrative Agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.20.4
Fourth Amendment to Second Lien Term Loan Credit Agreement, dated May 2, 2012, by and among the Company, Capital One, N.A., as Administrative Agent, and the lenders and guarantors party thereto (incorporated by reference from the Registrant's current report on Form 8-K filed on May 8, 2012).
10.21
At the Market Sales Agreement (Series D Preferred Stock) between the Registrant and MLV & Co., LLC, dated January 18, 2012 (incorporated by reference from the Registrant's current report on Form 8-K filed on January 19, 2012).
10.22
At the Market Sales Agreement (Series D Preferred Stock) between the Registrant and Wunderlich Securities, Inc., dated January 18, 2012 (incorporated by reference from the Registrant's current report on Form 8-K filed on January 19, 2012).
10.23
At the Market Sales Agreement (Common Stock) between the Registrant and MLV & Co., LLC, dated January 18, 2012 (incorporated by reference from the Registrant's current report on Form 8-K filed on January 19, 2012).
10.24	+
Series A Convertible Preferred Unit Purchase Agreement, dated March 21, 2012, by and among Eureka Hunter Holdings, LLC, the Registrant and Ridgeline Midstream Holdings, LLC (incorporated by reference to the Registrant's quarterly report on Form 10-Q filed on May 3, 2012).
10.25	+
Amended and Restated Limited Liability Company Agreement of Eureka Hunter Holdings, LLC, dated March 21, 2012, between the Registrant and ArcLight Capital Partners, LLC (incorporated by reference to the Registrant's quarterly report on Form 10-Q filed on May 3, 2012).
10.25.1
First Amendment to Amended and Restated Limited Liability Company Agreement of Eureka Hunter Holdings, LLC, dated April 2, 2012, by and between the Registrant, Ridgeline Midstream Holdings, LLC, and TransTex Gas Services LP. (incorporated by reference to the Registrant's quarterly report on Form 10-Q filed on May 3, 2012).
10.25.2
Second Amendment to Amended and Restated Limited Liability Company Agreement of Eureka Hunter Holdings, LLC, dated March 7, 2013 by and between the Registrant, Ridgeline Midstream Holdings, LLC, and TransTex Gas Services LP (incorporated by reference from the Registrant's current report on Form 8-K filed on March 13, 2013, 2013).

Exhibit No.		Description
10.26		At the Market Sales Agreement (Series E Preferred Stock) between the Registrant and MLV Co., LLC, dated January 23, 2013 (incorporated by reference from the Registrant's current report on Form 8-K filed on January 25, 2013).
10.27
Registration Rights, Lock-up and Buy-back Agreement, dated as of April 24, 2013, between the Registrant and Penn Virginia Corporation (incorporated by reference from the Registrant's current report on Form 8-K filed on April 30, 2013).
10.28
Standstill Agreement, dated as of April 24, 2013, between the Registrant and Penn Virginia Corporation (incorporated by reference from the Registrant's current report on Form 8-K filed on April 30, 2013).
10.29	+	Form of Indemnification Agreement for Directors (incorporated by reference from the Registrant's current report on Form 8-K filed on June 7, 2013).
10.30	+	Form of Indemnification Agreement for Officers (incorporated by reference from the Registrant's current report on Form 8-K filed on June 7, 2013).
16.1
Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated April 18, 2013 (incorporated by reference from the Registrant's current report on Form 8-K/A filed on April 22, 2013).
21.1		List of Subsidiaries (incorporated by reference from the Registrant's annual report on Form 10-K filed on June 14, 2013).
23.1	*	Consent of BDO USA, LLP.
23.2	*	Consent of Hein & Associates LLP.
23.3	*	Consent of Cawley, Gillespie & Associates, Inc.
23.4		Consent of Bracewell & Giuliani LLP (contained in Exhibit 5.1 hereto).
24.1		Powers of Attorney (included on the signature page of this Registration Statement as filed on November 21, 2013).
99.2
Independent Engineer Reserve Report for the year ended December 31, 2012 prepared by Cawley Gillespie & Associates, Inc. (incorporated by reference from the Registrant's annual report on Form 10-K filed in June 14, 2013).
99.3
Independent Engineer Reserve Report for the period ended June 30, 2013 prepared by Cawley Gillespie & Associates, Inc. (incorporated by reference from the Registrant's registration statement on Form S-4/A filed on October 10, 2013).
99.4	*	Independent Engineer Reserve Report for the period ended June 30, 2013 prepared by Cawley Gillespie & Associates, Inc. dated December 23, 2013.
101.INS	^	XBRL Instance Document.
101.SCH	^	XBRL Taxonomy Extension Schema Document.
101.CAL	^	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	^	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	^	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	^	XBRL Taxonomy Extension Definition Presentation Linkbase Document.

#
Management contract, compensatory plan or arrangement.

+
The schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

@
Portions of this exhibit are subject to a request for confidential treatment and have been redacted and filed separately with the SEC.

^
These exhibits are furnished herewith. In accordance with Rule 406T of Regulation S-T, these exhibits are not deemed to be filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are not deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

*
Filed herewith.